UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
GRINDROD SHIPPING HOLDINGS LTD.
(Name of Subject Company)
GRINDROD SHIPPING HOLDINGS LTD.
(Name of Person Filing Statement)
Ordinary shares, no par value
(Title of Class of Securities)
Y28895103
(CUSIP Number of Class of Securities)
Stephen Griffiths
Chief Financial Officer and Interim Chief Executive Officer
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763
65 6632 1315
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Philip Richter
Roy Tannenbaum
Joshua Wechsler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule 14D-9”) relates to the cash tender offer by Good Falkirk (MI) Limited, a Republic of Marshall Islands company (the “Offeror”), a wholly owned subsidiary of Taylor Maritime Investments Limited, a Guernsey company limited by shares (“TMI”), to acquire any and all of the issued ordinary shares, no par value (the “Shares”), in the capital of Grindrod Shipping Holdings Ltd., a company incorporated under the laws of the Republic of Singapore (“Grindrod” or the “Company”), other than Shares held by the Offeror and other than Shares held in treasury, at a price of $21.00 per Share, payable to the holder thereof in cash, without interest thereon (the “Offer Price”), to be paid in conjunction with the payment of a special dividend of $5.00 per Share by the Company (the “Special Dividend”), representing aggregate transaction value to the holders of Shares of $26.00 per Share (the “Aggregate Transaction Value”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”) and further described below, and in the related form of Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitute the “Offer”), in accordance with Regulations 14D and 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Singapore Code on Take-overs and Mergers (the “Singapore Code”), subject to certain exemptions granted by the U.S. Securities and Exchange Commission (the “SEC”) and the Securities Industry Council (the “SIC”).
The Offer under the Offer to Purchase is part of a single offer concurrently in the United States of America, South Africa, Singapore and other jurisdictions in which the Offer may be legally extended and is extended to all of the Shares other than Shares held by the Offeror and other than Shares held in treasury (the “Offer Shares”), including all new Shares issued or to be issued prior to the Expiration Time (as defined below) pursuant to the valid vesting and settlement of any outstanding Company Forfeitable Shares (as defined below) granted pursuant to the 2018 Forfeitable Share Plan (as defined below).
Any information incorporated by reference in this Schedule 14D-9 shall be deemed to be modified or superseded for the purposes of this Schedule 14D-9 to the extent that the disclosures contained herein modify or supersede such information.
NONE OF THE SEC, THE SIC OR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFER OR PASSED UPON THE MERITS OR FAIRNESS OF THE OFFER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THE OFFER TO PURCHASE OR THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
In this Schedule 14D-9, unless the context otherwise requires, all references to “we,” “our” and “us” refer to the Company; all references to “U.S.” or “United States” refer to the United States of America, its territories, possessions and all areas subject to its jurisdiction; all references to “South Africa” refer to the Republic of South Africa; all references to “$” refer to U.S. dollars and to “ZAR” or “R” refer to South African rand; and a “Business Day” means any day other than a Saturday, Sunday or any day on which commercial banks in New York, New York are authorized or required by applicable law to close.
Item 1.	Subject Company Information.
Name and Address.
The name of the company whose Shares the Offeror is seeking to acquire in the Offer is Grindrod Shipping Holdings Ltd., a company incorporated under the laws of the Republic of Singapore. The address of the Company’s principal executive office is #03-01 Southpoint, 200 Cantonment Road, Singapore 089763. The telephone number of the Company’s principal executive office is +65 6323 0048.
Securities.
The title of the class of equity securities to which this Schedule 14D-9 relates is issued ordinary shares, no par value, in the capital stock of the Company. As of the close of business on October 7, 2022, there were (i) 18,996,493 Shares in issue (excluding 313,531 Shares held in treasury), and (ii) 475,515 Shares subject to outstanding awards granted pursuant the Company’s 2018 Forfeitable Share Plan (as amended at the Company’s 2022 Annual General Meeting, the “2018 Forfeitable Share Plan”) that settle in Shares subject to vesting conditions and other terms and conditions (such awards, the “Company Forfeitable Shares”). The Company maintains the 2018 Forfeitable Share Plan, in which certain employees of the Company and its subsidiaries and the Company’s non-executive directors participate.
Trading Market and Price.
The principal market in which the Shares are traded is the NASDAQ Global Select Market (“NASDAQ”), and the secondary market in which the Shares are traded is the Main Board of the JSE Limited (the “JSE”).
The high and low sales prices for the Shares on NASDAQ for each quarter during the past two years were as set forth in the table below:
	High	Low
Calendar Year 2022
Fourth Quarter (through October 27, 2022)	$25.88	$23.97
Third Quarter	$24.86	$15.05
Second Quarter	$28.88	$17.15
First Quarter	$26.75	$14.54
Calendar Year 2021
Fourth Quarter	$18.03	$13.19
Third Quarter	$19.07	$9.36
Second Quarter	$11.39	$6.80
First Quarter	$7.58	$4.66
Calendar Year 2020
Fourth Quarter	$4.30	$3.24
On October 27, 2022, the last full trading day prior to the date of the Offer, the closing sales price of the Shares on NASDAQ was $25.88 per Share, as reported by Bloomberg.
On August 26, 2022, the last full trading day prior to the date TMI filed an amendment to its Statement of Beneficial Ownership on Schedule 13D with the SEC, disclosing that it has submitted an indicative proposal to acquire the Shares on the terms of this Offer, the closing sales price of the Shares on NASDAQ was $20.50 per Share, as reported by Bloomberg.
The high and low sales prices for the Shares on the JSE for each quarter during the past two years were as set forth in the table below:
	High	Low
Calendar Year 2022
Fourth Quarter (through October 27, 2022)	R470.00	R424.00
Third Quarter	R430.81	R250.51
Second Quarter	R440.00	R290.00
First Quarter	R404.00	R223.70
Calendar Year 2021
Fourth Quarter	R264.76	R199.11
Third Quarter	R267.49	R140.83
Second Quarter	R160.00	R98.21
First Quarter	R108.00	R55.50
Calendar Year 2020
Fourth Quarter	R69.24	R50.51
On October 27, 2022, the last full trading day prior to the date of the Offer, the closing sales price of the Shares on the JSE was R462.00 per Share, as reported by Bloomberg.
On August 26, 2022, the last full trading day prior to the date TMI filed an amendment to its Statement of Beneficial Ownership on Schedule 13D with the SEC, disclosing that it has submitted an indicative proposal to acquire the Shares on the terms of this Offer, the closing sales price of the Shares on the JSE was R1,150.00 per Share, as reported by Bloomberg.

Dividends.
The frequency and amount of any dividends paid during the past two years with respect to the Shares is set forth in the table below (it being noted that no dividends were paid by the Company prior to the third quarter of 2021).
	Q3 2021	Q4 2021	Q1 2022	Q2 2022
Announcement date	November 17, 2021	February 16, 2022	May 24, 2022	August 17, 2022
Declaration date	November 17, 2021	February 16, 2022	May 24, 2022	August 17, 2022
Record date	December 3, 2021	March 11, 2022	June 10, 2022	September 9, 2022
Payment date	On or about December 13, 2021	On or about March 22, 2022	On or about June 20, 2022	On or about September 19, 2022
Amount per Share	$0.72	$0.72	$0.47	$0.84
Under the Company’s dividend policy, it has been the Company’s intention, subject to operating needs and other circumstances, to return approximately 30% of its adjusted net income (adjusted for extraordinary items) to shareholders through a combination of quarterly dividends and/or share repurchases and to pay a minimum quarterly base dividend of $0.03 per Share and an additional variable component, consisting of additional dividends and/or share repurchases. For additional information regarding dividends, including the Company’s dividend policy, please see the following sections, each of which is incorporated into this Item 1. by reference, in the annual report of the Company filed on Form 20-F for the fiscal year ended December 31, 2021, which has been filed with the SEC: (i) “Item 8. Financial Information—Dividend Policy and Dividend Distributions”, (ii) “Item 3—Key Information—Risk Factors—Risks Relating to Our Ordinary Shares—Grindrod Shipping may not have sufficient distributable profits to pay dividends or otherwise distribute cash or assets to shareholders.” and (iii) “Item 3—Key Information—Risk Factors—Risks Relating to Our Ordinary Shares—Any dividend payments on the Grindrod Shipping ordinary shares would be declared in U.S. dollars, and any shareholder whose principal currency is not the U.S. dollar would be subject to risks of exchange rate fluctuations.”
As further described below under “Item - 2 Identity and Background of Filing Person—Tender Offer,” shareholders of the Company will receive the Special Dividend of $5.00 (or the equivalent in South African Rand) for each Share held of record by such shareholder as of the record date for the Special Dividend, which has been set as November 25, 2022, whether or not such shareholder has tendered Shares into the Offer. However, the Special Dividend will not be paid in respect of any Shares unless all of the conditions to Offer are satisfied (or to the extent permitted, waived) and the Offer is consummated.
The Board of Directors of the Company (the “Company Board”) does not intend to declare any further dividends for 2022 prior to the consummation of the Offer after the initial offer period. In connection with the consummation of the Offer following the initial offer period, the Company Board may be reconstituted such that all of the directors (other than two current independent directors of the Company) will be persons designated by TMI. After the consummation of the Offer and immediately following the initial offer period, all decisions with respect to whether to declare and pay any future dividends (and, if so, the amount of any such dividend) will be made by the reconstituted Company Board as it may determine in its sole discretion. There is no guarantee that the Company Board will declare or pay any dividends after the consummation of the Offer and immediately following the initial offer period and, if it determines to do so, the amount or timing of any such dividends.
Prior Public Offerings.
Other than as described below, the Company has not made any underwritten public offering of the Shares for cash during the three years prior to commencement of the Offer.
On September 27, 2021, certain shareholders of the Company completed an underwritten public secondary offering of 1,841,962 Shares at a price per Share of $13.50. The selling shareholders received all of the proceeds from this offering.
Prior Stock Purchases.
On each of July 14, 2020, May 20, 2021 and May 26, 2022, the Company’s shareholders passed a resolution authorizing the purchase by the Company of up to 1,900,865, 1,931,002 and 1,895,802 Shares, respectively, in each case representing 10% of the outstanding Shares as of the date of the applicable resolution (excluding any Shares held as treasury shares at that date).

The table below sets forth information relating to the Company’s acquisition of a total of 825,829 Shares over the two-year period prior to the commencement of the Offer. Purchases or acquisitions of the Shares were made by way of open market purchases on NASDAQ and / or the JSE and at such price or prices as determined by the Company Board.
Period
	Total number of Shares purchased	Range of price per Share	Weighted average price per Share
October 28, 2020 – April 2021	—	—	—
May 2021	32,261	$8.24-$8.69	$8.45
June 2021	1,206	$8.75-$8.75	$8.70
July 2021	—	—	—-
August 2021	91,871	$13.22-$15.62	$14.87
September 2021	—	—	—
October 2021	—	—	—
May 2021 – October 2021	125,338	$8.24-$15.62	$10.67
November 2021	328,531	$13.42-$15.17	$14.45
December 2021	371,960	$13.50-$16.24	$14.58
January 2022	—	—	—
February 2022	—	—	—
March 2022	—	—	—
April 2022	—	—	—
October, 2021 – April 2022	700,491	$13.41-$16.24	$14.52
May 2022	—	—	—
June 2022	—	—	—
July 2022	—	—	—
August 2022	—	—	—
September 2022	—	—	—
October 1 – October 27, 2022	—	—	—
May 2022 – October 27, 2021	—	—	—

Total Shares purchased	825,829	$8.24-$16.24	$14.31
Item 2.	Identity and Background of Filing Person.
Name and Address.
The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the company whose Shares the Offeror is seeking to acquire in the Offer, are set forth in Item 1 above under the heading “Name and Address.”
The Company has filed this Schedule 14D-9 and TMI and the Offeror have filed the Schedule TO (as defined below) with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.
Business and Background of Grindrod’s Directors and Executive Officers.
The name, citizenship, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. To the knowledge of the Company, none of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. The principal business address of each director and executive officer of the Company is 200 Cantonment Road #03-01, Southpoint, Singapore 098763, Singapore.

Tender Offer.
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”) filed by TMI and Offeror with the SEC on October 28, 2022. Copies of the Offer to Purchase and forms of Letter of Transmittal, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(i)(D) to the Schedule TO, respectively, are included as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer to Purchase and forms of Letter of Transmittal are being mailed to Grindrod’s shareholders together with this Schedule 14D-9. All Exhibits to the Schedule TO, this Schedule 14D-9 and Transaction Statements on Schedule 13E-3 relating to the Offer filed by the Company and TMI and the Offeror with the SEC are available at the SEC’s website at www.sec.gov.
The Offer is being made pursuant to the Transaction Implementation Agreement, dated as of October 11, 2022, by and among TMI, the Offeror and the Company (as amended or supplemented from time to time, the “Implementation Agreement”).
Pursuant to the Offer, subject to the satisfaction (or to the extent permitted, waiver) of conditions to the Offer, under the terms set forth in the Implementation Agreement, the Offeror is required to, and TMI is required to cause the Offeror to, consummate the Offer, accept for payment and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer, at the Offer Price.
In addition, as further described below, if but only if, all of the conditions to Offer are satisfied (or to the extent permitted, waived) and the Offer is consummated, all shareholders of the Company will receive the Special Dividend for each Share held of record by such shareholder Company as of the record date for the Special Dividend, whether or not such shareholder had tendered Shares into the Offer.
The initial offer period of the Offer will initially expire at 11:59 p.m., New York City time, on November 28, 2022, the date that is 20 business days from commencement of the Offer, unless the initial period of the Offer is extended under the circumstances set forth in the Implementation Agreement and described in the Offer to Purchase. For the purpose of this Schedule 14D-9, the “Expiration Time” means the date and time at which the initial period of the Offer expires and is not subsequently extended pursuant to and in accordance with the Implementation Agreement.
Under the terms of the Implementation Agreement, immediately following the Expiration Time, the Offeror is required to, and TMI is required to cause the Offeror to, irrevocably accept for payment (the time of such acceptance, the “Acceptance Time”) all Shares validly tendered and not withdrawn as of the Expiration Time, and commence a subsequent offering period of at least 15 business days (and one or more extensions thereof) for the Offer in accordance with Rule 14d-11 under the Exchange Act, relevant exemptive and no-action relief from the SEC (the “SEC Exemptive Relief”), the Singapore Code and relevant rulings and confirmations from the SIC (the “SIC Rulings”) during which Shareholders of the Company may tender Shares into the Offer and receive the Offer Price (the “Subsequent Offering Period”). Under the Implementation Agreement, the Offeror is required to, and TMI is required to cause the Offeror to, purchase and pay for Shares tendered during the Subsequent Offering Period. No withdrawal rights will be available during the Subsequent Offering Period.
Under the Transaction Implementation Agreement, promptly following satisfaction of both the Regulatory Condition (as defined therein) and the Investment Policy Amendment Condition (as defined therein), and absent any order issued by any court of competent jurisdiction restraining or otherwise prohibiting the consummation of the Offer, the Company Board will, following consultation with TMI, declare and set a record date for the Special Dividend, as close as practically possible to a scheduled Expiration Time occurring thereafter, subject to the applicable rules of NASDAQ and the JSE and under the Exchange Act. The Regulatory Condition and the Investment Policy Amendment Condition have been satisfied and the Company has declared, and set the record date for, the Special Dividend.
In accordance with the terms of the Implementation Agreement, on October 28, 2022, the Company Board declared the Special Dividend of $5.00 per Share and set November 25, 2022 as the record date for the Special Dividend (such record date, the “Dividend Record Date”). The payment of the Special Dividend will be subject to all conditions to the Offer having been satisfied (or, if permitted, waived), other than the conditions to the Offer requiring that (a) the Company Board shall have remitted sufficient funds to the applicable transfer agents to pay the Special Dividend in respect of all issued Shares, and (b) the Company Board shall have irrevocably instructed the transfer agents to pay and distribute the funds as soon as possible after the Expiration Time (collectively, the “Irrevocable Instruction Condition”). The Company intends to cause the Irrevocable Instruction Condition to be satisfied in connection with the Expiration Time if all other conditions shall have been satisfied (or, if permitted, waived).
The Offer is subject to the satisfaction (or, to the extent permitted, waiver) of certain conditions as set forth in the Implementation Agreement (the “Offer Conditions”).
A more complete description of the Implementation Agreement can be found in the Offer to Purchase under the caption “THE OFFER—12. The Implementation Agreement; the Other Agreements.” The summary of the Implementation Agreement set forth in the Offer to Purchase and any summary of provisions of the Implementation Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Implementation Agreement, a copy of which is included as Exhibit (e)(i) to this Schedule 14D-9 and is incorporated herein by reference.
Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) TMI or Offeror or their respective executive officers, directors or affiliates, on the other hand.
Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.
Arrangements with the Offeror and TMI.
Affiliated Ownership and Directorship
As of October 27, 2022, TMI and its affiliates beneficially owned 4,925,023 Shares, representing approximately 25.9% of the outstanding Shares.
Paul Charles Over, a member of the Company Board, was designated by the Offeror to serve on the Company Board and also serves as the director of TMI affiliate Taylor Maritime (HK) Ltd. In connection with his appointment to the Company Board, Mr. Over executed the Company’s standard director appointment letter agreement with the Company. in which he agreed, among other things, that he would not be permitted to vote, and would recuse himself from discussions of the Company Board, on any matter in respect of which he has a direct or indirect conflict of interest.
In a letter dated October 7, 2022, the SIC ruled that Mr. Over (the “Recused Director”), who was designated by the Offeror to serve on the Company Board and who also serves as the director of TMI affiliate Taylor Maritime (HK) Ltd, is exempt from the requirement to make recommendations on the Offer on the grounds that he will face a conflict of interest in relation to the Offer that would render it inappropriate for him to join the remainder of the Company Board in making such a recommendation.
Implementation Agreement
The summary of the Implementation Agreement and the description of the conditions to the Offer set forth in the Offer to Purchase are incorporated in this Item 3 by reference. Such summary and description are qualified in their entirety by reference to the Implementation Agreement.
The Implementation Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and shareholders with information regarding the terms of the Implementation Agreement. It is not intended to provide any other factual information about TMI, the Offeror or the Company. The representations, warranties and covenants contained in the Implementation Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Implementation Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to TMI and the Offeror as part of the Implementation Agreement but that is not filed with the SEC. Investors and shareholders are not third-party beneficiaries under the Implementation Agreement, except, from and after the Acceptance Time, with respect to the rights of the holders of Shares to receive the Offer Price. Accordingly, investors and shareholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, TMI or the Offeror made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Implementation Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
Tender and Support Agreements
In connection with entering into the Implementation Agreement, each of Grindrod Investments Proprietary Limited and Michael John Hankinson, Chairman of the Company Board (each, a “Supporting Shareholder”) has executed a tender and support agreement with TMI and the Offeror under which each Supporting Shareholder has agreed to accept the Offer.
Pursuant to the Tender and Support Agreements, each Supporting Shareholder has agreed to tender into the Offer, and not withdraw, all outstanding Shares such Supporting Shareholder beneficially owned as of the date of the Tender and Support Agreements and any Shares acquired thereafter through the Expiration Time (collectively, the “Subject Shares”), subject to the conditions and limitations set forth in the Tender and Support Agreements. Pursuant to the Tender and Support Agreements and until the Expiration Time, the Supporting Shareholders also have agreed, among other things, to refrain from voting the Subject Shares in favor of or not against certain alternative acquisition proposals, as more fully described in the Tender and Support Agreements.
Each Tender and Support Agreement shall terminate upon the termination or expiration of the Support Period or upon the termination of the Implementation Agreement. The “Support Period” is defined in the Tender and Support Agreements as the period from the date of each Tender and Support Agreement until the earliest to occur of (i) the date upon which the Implementation Agreement is validly terminated in accordance with its terms, (ii) the date on which the Expiration Time of the Offer has occurred and the Subsequent Offer Period has expired, (iii) any date upon which any modification, waiver or amendment is made to any provision of the Implementation Agreement that is effected without the Supporting Shareholder’s prior written consent and that reduces the amount or changes the form or type of the Offer Price, reduces, or imposes any conditions, requirements or restrictions on, the Supporting Shareholder’s right to receive the Offer Price or otherwise adversely affects the interests of the Supporting Shareholder in any material respect, (iv) the announcement in accordance with Rule 3.5 of the Singapore Code of a competing acquisition proposal for the Company and (v) January 13, 2023.
Arrangements with Current Executive Officer and Directors of the Company.
The Company’s executive officer and the members of the Company Board have financial interests in the Offer and other transactions contemplated by the Implementation Agreement that are different from, or in addition to, those of the Company’s shareholders generally. Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Implementation Agreement and the transactions contemplated thereby, as more fully discussed below in the subsection entitled “—Background and Reasons for the Recommendation—Reasons for the Company Board’s Recommendation.”
Consideration for Shares Tendered Pursuant to the Offer
If the Company’s executive officer and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same consideration per Share, on the same terms and conditions, as the other shareholders of the Company. As of October 27, 2022, the executive officers and directors of the Company beneficially owned, in the aggregate, 166,173 Shares, excluding Shares subject to entitlements under outstanding Company Forfeitable Shares which are further discussed in the subsection below entitled “—Effect of the Offer and the Acquisition on Share Awards under the Forfeitable Share Plans—Generally”. If the directors and executive officers were to tender all such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, then the directors and officers would receive collectively an aggregate of $3,489,633 in cash pursuant to tenders into the Offer and an aggregate of $830,865 in cash pursuant the payment of the Special Dividend.
The following table sets forth the number of Shares beneficially owned as of October 27, 2022 by each of the Company’s executive officer and directors, excluding Shares subject to entitlements under outstanding Company Forfeitable Shares, and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price and the payment of the Special Dividend.
Name	Number of Shares Beneficially Owned (#)(1)	Offer Price Payable for Shares Beneficially Owned ($)(2)	Special Dividend Payable for Shares Beneficially Owned ($)(3)	Aggregate Cash Consideration for Shares Beneficially Owned ($)(4)
Executive Officer
Stephen William Griffiths.	79,830	1,676,430	399,150	2,075,580
Non-Employee Directors
Murray Paul Grindrod(5)	49,278	1,034,838	246,390	1,281,228
Michael John Hankinson(6)	16,423	344,883	82,115	426,998
John Peter Herholdt	9,412	197,652	47,060	244,712
Quah Ban Huat	9,412	197,652	47,060	244,712
Paul Charles Over	1,818	38,178	9,090	47,268
(1)	Excluding Shares subject to entitlements under outstanding Company Forfeitable Shares.
(2)	Calculated based on the number of owned Shares, multiplied by the Offer Price of $21.00 per Share.
(3)	Calculated based on the number of owned Shares, multiplied by the Special Dividend of $5.00 per Share.
(4)
Calculated based on (a) the number of owned Shares, multiplied by (b) the Aggregate Transaction Value of $26.00 (which is the sum of the Offer Price of $21.00 per Share and the Special Dividend of $5.00 per Share).

(5)
Excludes the 74.08% shareholding in Grindrod Investments Proprietary Limited (and consequently the indirect holding in the Company) of Nailsea Trust, of which Mr. Grindrod is a trustee and one of several discretionary beneficiaries and the shares held by Mr. Grindrod’s wife.

(6)	Excludes the 200 shares held by Mr. Hankinson’s wife.
Effect of the Offer and the Acquisition on Share Awards under the Forfeitable Share Plans—Generally
Under the rules of the 2018 Forfeitable Share Plan, Awards are not transferable by the holders of the Company Forfeitable Shares. In view of this restriction, the Offeror will not make an offer to acquire the Awards, although, for the avoidance of doubt, the Offer is extended to all the Offer Shares, which shall include all new Shares issued or to be issued prior to the Expiration Time pursuant to the valid vesting and settlement of any Outstanding Awards pursuant to the 2018 Forfeitable Share Plan. Instead, the holders of the Company Forfeitable Shares will be provided with an Award Election Opportunity (as defined below) on the terms described in this Schedule 14D-9, that, in accordance with the terms of the Implementation Agreement, any portion of an outstanding award of Company Forfeitable Shares that is (i) unvested immediately before the Acceptance Time, or (ii) vested but remains unsettled at or within three business days following the Acceptance Time, shall become, to the extent not already vested, fully vested and, with consent of the relevant holder, cancelled as of the Acceptance Time by virtue of the compensation and nomination committee of the Company Board resolving to (i) terminate the Company’s 2018 Forfeitable Share Plan pursuant to Rule 15.4 of the Company’s 2018 Forfeitable Share Plan and as required under the Implementation Agreement; and (ii) accelerate the vesting of the outstanding award of Company Forfeitable Shares as a result of the change of control of the Company and the termination of the Company’s 2018 Forfeitable Share Plan pursuant to Rules 10.1 of the Company’s 2018 Forfeitable Share Plan and as required under the Implementation Agreement. In respect of such outstanding award of Company Forfeitable Shares, pursuant to an award election opportunity to be made to the holders of the Company Forfeitable Shares (the “Award Election Opportunity”):
(i)
If the relevant holder elects to consent to the cancellation of all of such holder’s outstanding award of Company Forfeitable Shares so vested, such holder shall be entitled, in consideration of such cancellation, to receive an amount in cash, without interest, equal to the Offer Price in respect of each Share which would have accrued on the outstanding award of Company Forfeitable Shares held by such holder, using cash provided by the Offeror (each such payment, an “FSA Payment” and the aggregate of all such FSA Payments, the “Aggregate FSA Payment”);
(ii)
if the relevant holder elects not to (or otherwise does not) consent to the cancellation of all of such holder’s outstanding award of Company Forfeitable Shares so vested, such holder shall be entitled to be issued such number of Shares accruing to such outstanding award of Company Forfeitable Shares, with such Shares to be delivered by the Company to such holder as promptly as practicable after the Acceptance Time (the “FSA Payment Issuance”); and

(iii)
subject to the occurrence of the Acceptance Time, and whether or not a holder elects to grant the consent described above, each holder of an outstanding award of Company Forfeitable Shares shall receive payment of $5.00 (in lieu of the Special Dividend) (the “Special Dividend Equivalent Payment”) in respect of each Share which would have accrued on the outstanding award of Company Forfeitable Shares held by such holder as at the Dividend Record Date (as defined below), using cash provided by the Company.

Following payment by the Offeror to the Company of an amount equivalent to the Aggregate FSA Payment, the Company will promptly issue to the Offeror such number of Shares obtained by dividing the Aggregate FSA Payment by the Offer Price.
Each FSA Payment and Special Dividend Equivalent Payment will be made by the Company no later than the first payroll date immediately following the Acceptance Time, and TMI, the Offeror and the Company shall be entitled to deduct or withhold from each such FSA Payment or Special Dividend Equivalent Payment, any amounts required to be deducted or withheld under applicable tax laws.
Treatment of Executive Officer and Director Equity Awards in the Offer
All awards granted to the Company’s executive officer and directors under the Company’s 2018 Forfeitable Share Plan will be treated as described in the preceding subsection entitled “—Effect of the Offer and the Acquisition on Share Awards under the Forfeitable Share Plans—Generally.”
Table of Consideration for Company Forfeitable Shares Held by the Executive Officer and the Directors
The following table sets forth (i) the number of Shares subject to entitlements under outstanding awards of Company Forfeitable Shares granted under the Company’s 2018 Forfeitable Share Plan held by the Company’s executive officer and non-employee directors, as applicable; and (ii) the cash amounts that the Company’s executive officer and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Offer in respect of such awards, in each case as of October 27, 2022. Solely for purposes of the table below, we have assumed that the final effective time of the Offer occurs on October 27, 2022. The table below does not take into account any vesting or forfeiture of equity awards between October 27, 2022 and the closing of the Offer.
Name	Number of Shares Subject to Entitlements Under Outstanding Awards of Company Forfeitable Shares Under the Company’s 2018 Forfeitable Share Plan	FSA Payment for Shares Subject to Entitlements Under Outstanding Awards of Company Forfeitable Shares Under the Company’s 2018 Forfeitable Share Plan ($)(1)	Special Dividend Equivalent Payment for Shares Subject to Entitlements Under Outstanding Awards of Company Forfeitable Shares Under the Company’s 2018 Forfeitable Share Plan($)(3)	Aggregate Cash Consideration for Shares Subject to Entitlements Under Outstanding Awards of Company Forfeitable Shares Under the Company’s 2018 Forfeitable Share Plan ($)(3)
Executive Officer
Stephen William Griffiths(4)	100,668	2,114,028	503,340	2,617,368
Non-Employee Directors
Michael John Hankinson	4,166	87,486	20,830	108,316
John Peter Herholdt	3,333	69,993	16,665	86,658
Quah Ban Huat	3,333	69,993	16,665	86,658
Murray Paul Grindrod	2,023	42,483	10,115	52,598
Paul Charles Over	2,023	42,483	10,115	52,598
(1)	Calculated based on the number of Shares accrued on the outstanding award of Company Forfeitable Shares held, multiplied by $21.00 per Share.

(2)	Calculated based on the number of Shares accrued on the outstanding award of Company Forfeitable Shares held, multiplied by $5.00 per Share.
(3)	Calculated based on the number of Shares accrued on the outstanding award of Company Forfeitable Shares held, multiplied by $26.00 per Share.
(4)	Mr. Griffiths is both an Officer (interim Chief Executive Officer and Chief Financial Officer) and Director of the Company.
Employee Benefits Following Consummation of the Offer
Pursuant to the Implementation Agreement, during the period commencing at the Acceptance Time and ending on the first anniversary thereof, the Company is required to, and TMI is required to cause the Company to, maintain the Company’s current employee benefit plans and collective bargaining agreements as in effect at the Acceptance Time. For this one-year period following the Acceptance Time, the Company will, and TMI is required to cause the Company to, provide (A) unionized employees with continued employment in accordance with the terms set forth in the relevant collective bargaining agreements and (B) each continuing employee of the Company and its subsidiaries with:
(i)
a base salary or wage rate and cash incentive compensation opportunities (subject to certain exceptions), that, in each case, are no less favorable in the aggregate than the base salary or wage rate and cash incentive compensation opportunities available to the applicable continuing employee as of immediately prior to the Acceptance Time;

(ii)
retirement and health and welfare benefits (excluding severance, post-employment welfare, defined pension benefits and other one-time payments) that are substantially comparable in the aggregate to those provided to the applicable continuing employee immediately before the Acceptance Time; and

(iii)	severance and related benefits under the severance plan of the Company or its subsidiaries in existence as of October 11, 2022, or a substantially similar plan.
TMI has agreed under the Implementation Agreement that each continuing employee of the Company or its subsidiaries will be credited with their years of service with the Company and its subsidiaries for purposes of vesting, eligibility to participate in and for calculating severance and vacation entitlements under any employee benefit plans maintained by TMI and its subsidiaries (the “New Plans”) to the same extent as under the analogous Company benefit plans. Each continuing employee will be eligible to participate in the New Plans with coverage comparable to that of the benefit plans of the Company and its subsidiaries that the continuing employee participated in immediately prior to the Acceptance Time and TMI has agreed to use commercially reasonably efforts to waive all eligibility waiting periods. With respect to New Plans providing medical, dental, pharmaceutical or vision benefits, TMI has agreed to use commercially reasonable efforts to cause such New Plans to waive all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements to the extent waived under the comparable Company benefit plans and recognize for any continuing employee and his or her covered dependents any eligible expenses incurred during the portion of the plan year of the comparable Company benefit plans ending on the date such employee’s participation in the corresponding New Plan begins. The foregoing will not apply to the extent that its application would result in a duplication of benefits.
After the Acceptance Time, the Company has agreed to, and TMI has agreed to cause the Company to, pay employee holders of Company bonus awards granted under the Company’s annual cash bonus programs an amount determined based on results of the Company and its subsidiaries as if they remained standalone entities through December 31, 2022 and based on actual individual performance, subject to continued employment, as promptly as practicable after the end of the Company’s financial year (and in no event later than the next regularly scheduled payroll date). If an employee is terminated without cause before the end of 2022, the employee will receive a pro-rated bonus.
Severance Benefits of Executive Officer
If Mr. Griffiths is terminated by the Company without “cause” at any time, he is entitled to six months of notice in writing. No severance benefits are payable pursuant to Mr. Griffiths’s written employment contract beyond such notice of termination.
“Cause” means that Mr. Griffiths has committed any act of gross misconduct or other material breach of his obligations or undertakings under his contract of employment; is guilty of any conduct which, in the opinion of the Company, brings him or the Company into disrepute; is convicted of any criminal offence which, in the opinion of the Company, renders him unfit to be under the employment of the Company; becomes bankrupt or makes any arrangement or composition with his creditors generally; becomes incapacitated from efficiently performing his employment duties for a period of six consecutive months or 130 working days in the aggregate in any period of twelve consecutive months; becomes of unsound mind or becomes a patient for any purpose of any statute relating to mental health; or is, in the opinion of the Company, incompetent in the performance of his duties or is otherwise unfit for his position with the Company.
Future Arrangements
It is possible that the Company’s employees, including the executive officer, will enter into new compensation arrangements with TMI or its subsidiaries (including the Company and its subsidiaries). Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of TMI or the Company or retention awards. As of the date of this Schedule 14D-9, no such compensation arrangements have been established. Any such arrangements with the Company’s employees are currently expected to be entered into after the completion of the Offer, if at all.
Rule 14d-10(d) Matters
Prior to the consummation of the Offer, to the extent required, the compensation committee of the Company Board will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the compensation committee of the Company Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.
Director and Officer Indemnification and Insurance
Pursuant to Section 172(2) of the Companies Act, any provision (whether contained in a company’s constitution or in any contract with the company or otherwise) by which a company directly or indirectly provides an indemnity (to any extent) for an officer of the company against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. However, pursuant to Section 172A of the Companies Act, this does not prevent a company from purchasing and maintaining for an officer of the company insurance against any such liability. Pursuant to section 172B of the Companies Act, a company may also indemnify an officer of the company against liability incurred by the officer to a third party, except where the indemnity is against (a) any liability of the officer to pay a fine in criminal proceedings or a regulatory penalty; or (b) any liability incurred by the officer in defending criminal proceedings in which he or she is convicted, defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or in connection with an application for relief in which the court refuses to grant relief under Section 76A(13) or Section 391 of the Companies Act.
The Company’s constitution provides that, subject to the provisions of and so far as may be permitted by the Companies Act and every other act for the time being in force concerning companies and affecting the Company, every director, auditor, secretary or other officer of the Company and its subsidiaries and affiliates shall be entitled to be indemnified by the Company against all costs, interest, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties and where he serves at the request of the Company as a director, officer, employee or agent of any subsidiary or affiliate of the Company or in relation thereto including any liability by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favor (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court, including, without limitation, provided that there is no conflict with the Companies Act and every other act for the time being in force concerning companies and affecting the Company. Without prejudice to the generality of the foregoing, no director, manager, secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of the

Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto unless the same happen through his own negligence, willful default, breach of duty or breach of trust.
The Company maintains insurance on behalf of the Company’s directors and executive officers insuring them against certain liability asserted against them in their capacities as directors or officers or arising out of such status.
The Implementation Agreement provides for certain indemnification, exculpation, advancement of expenses and insurance rights in favor of each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that they are or were, or has agreed to become, a director or officer of the Company or its subsidiaries, or is or was serving, or has agreed to serve, at the Company’s (or any of its subsidiaries’) request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”). TMI and the Offeror have agreed to assume, honor and fulfill in all respects the obligations of the Company and its subsidiaries to indemnify, hold harmless and advance the costs, fees and expenses of each Indemnitee for a period of six (6) years after the Acceptance Time.
Non-Employee Director Compensation
For the 2022 financial year, each non-employee director, other than the chairman of the board, was compensated with a fee of $85,000 for his or her services as one of the directors and an additional fee of $40,000 for his or her services as chairman of one of the board committees or an additional fee of $15,000 for his or her services as a member of one of the board committees. The chairman of the Company Board received a total annual fee of $175,000 for his or her services.
For the 2023 financial year, each non-employee director, other than the chairman of the board, is compensated with a fee of $85,000 for his or her services as one of the directors and an additional fee of $40,000 for his or her services as chairman of one of the board committees or an additional fee of $15,000 for his or her services as a member of one of the board committees. The chairman of the Company Board receives a total annual fee of $175,000 for his or her services.
In addition, for the 2023 financial year, the Company’s Compensation and Nomination Committee has allotted the non-employee directors forfeitable shares as set forth in the table above under the caption “Table of Estimated Consideration for Executive Officer and Director Company Forfeitable Shares”.
Compensation to Members of the M&A Committee
Each of Michael John Hankinson and John Paul Herholdt has been paid $120,000 in the aggregate, as compensation for his service as non-employee member of the Company’s M&A Committee (described below under “Item 4- The Solicitation and Recommendation—Background of the Offer and Reasons for the Recommendation of the Company Board”).
Item 4.	The Solicitation or Recommendation.
Recommendation of the Company Board.
At a meeting of the Company Board held on October 9, 2022, the Company Board, except for the Recused Director, among other things, unanimously: (a) determined that the Offer, the Implementation Agreement and the transactions contemplated thereby, including the Special Dividend, are fair (both substantively and procedurally) to, advisable and in the best interests of the shareholders (other than TMI, the Offeror and the other affiliates of the Company) of the Company (the “Unaffiliated Shareholders”), (b) approved the execution and delivery by the Company of the Implementation Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained therein, and (c) resolved, subject to the terms and conditions set forth in the Implementation Agreement, to recommend that the holders of Shares accept the Offer and tender their Shares to the Offeror pursuant to the Offer. The Recused Director was not present for the vote at the meeting.

Accordingly, and for the other reasons described in more detail below, the Company Board (except for the Recused Director), having considered carefully the terms of the Offer, and various factors described below under the caption “—Reasons for the Recommendation of the Company Board,”, hereby unanimously recommends that the shareholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer.
A copy of the letter to the Company’s shareholders communicating the recommendation of the Company Board (except the Recused Director), from Michael Hankinson and Stephen Griffiths, is filed as Exhibit (a)(5)(ii) to this Schedule 14D-9 and is incorporated herein by reference. A copy of the Joint Announcement in accordance with Rule 3.5 of the Singapore Code regarding Voluntary Conditional General Offer for the Company by Offeror issued by the Company and TMI, dated October 12, 2022, is filed as Exhibit (a)(5)(v) to this Schedule 14D-9 and is incorporated herein by reference. A copy of the Press Release issued by the Company, dated October 12, 2022, announcing the Implementation Agreement and the Offer, is filed as Exhibit (a)(5)(vii) to this Schedule 14D-9 and is incorporated herein by reference. A copy of the Clarificatory Announcement regarding Voluntary Conditional Cash Offer for the Company by Offeror, issued by the Company and TMI, dated October 14, 2022, is filed as Exhibit (a)(5)(vi) to this Schedule 14D-9 and is incorporated herein by reference.
Background of the Offer and Reasons for the Recommendation of the Company Board.
Background of the Offer
The Company Board and senior management regularly review the Company’s strategy, performance and objectives in light of the current business, economic and capital markets environments, as well as trends and developments in the drybulk shipping industry more generally. As part of these reviews, the Company Board and senior management have periodically considered various potential strategic alternatives and initiatives, all with the goal of maximizing value for holders of Shares, and have recognized various opportunities and challenges that the Company faces, including management’s ability to generate attractive acquisition opportunities and optimize returns on its existing portfolio against the market backdrop.
In late 2020, the Company entered into preliminary discussions with a private company in the dry bulk shipping sector (“Party A”) regarding a potential share-for-share business combination between Party A and the Company, which would have resulted in a shareholder of Party A controlling the combined company had it occurred. In connection with these discussions, as well as to consider and oversee discussions with other potential transaction counterparties, the Company Board formed an ad hoc M&A committee (the “M&A Committee”) comprised of: Michael John Hankinson, the Company’s non-executive chairman; John Peter Herholdt, a non-executive director of the Company; the Company’s then Chief Executive Officer (who was also a director of the Company); and Stephen William Griffiths, the Company’s then Chief Financial Officer and a director of the Company.
In connection with the discussions with Party A, at the direction of the M&A Committee, the Company engaged Jefferies LLC (“Jefferies”) as the Company’s financial advisor and, at the direction of the M&A Committee, the Company subsequently engaged Jefferies as the Company’s exclusive financial advisor in connection with a broad mandate, including in relation to various potential strategic alternatives. The Company engaged Jefferies based on Jefferies’ qualifications, experience, reputation, familiarity with the Company and its business, and knowledge of, and involvement in recent strategic transactions in, the shipping industry. The Company also engaged Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), the Company’s long-time U.S. legal counsel, to serve as its legal counsel in connection with its discussions with Party A. Party A did not ultimately make an offer for a combination with the Company and discussions with Party A ended on May 5, 2021.
In June 2021, a representative of a publicly-traded shipping company (“Party B”) contacted Mr. Hankinson and expressed an interest in exploring a combination with the Company. Mr. Hankinson indicated to the representative of Party B that, if Party B wished to propose a combination with the Company, it should submit a letter of interest to the Company and the letter of interest would be evaluated by the Company Board. No letter of interest was submitted by Party B at this time.
On June 30, 2021, the Company received an indication of interest from a private, family-owned company that provides commercial, corporate and ship management services for ship-owning entities, under which the private company proposed to contribute vessels to the Company in exchange for cash and newly-issued Shares that would have represented between 45% and 50% of the Company’s outstanding Shares after the transaction. No consideration was to be paid to the Company’s existing shareholders in the proposed transaction. The private company proposed, in connection with the transaction, to transition commercial management of its vessels to the Company while having the private company’s personnel provide technical management services for its own vessels and the Company’s fleet. The M&A Committee determined that the proposed transaction would have resulted in the Company essentially becoming controlled by the private company and, as such, the proposed transaction was not consistent with the Company’s strategic objectives at the time. The M&A Committee therefore decided not to pursue the proposed transaction.
On August 27, 2021, the Chairman of Party B submitted a non-binding letter to Mr. Hankinson indicating Party B’s interest in pursuing an acquisition of 100% of the Company’s outstanding Shares in exchange for shares of Party B on the basis of a net asset value construct. The letter stated that the proposed transaction would provide Company shareholders with an “attractive premium” to the then current trading price of the Company’s Shares. The letter did not indicate Party B’s view of the companies’ net asset values, indicate the amount of the proposed premium or propose a specific exchange ratio for a transaction. The M&A Committee determined that the proposed transaction was not consistent with the Company’s strategic objectives at that time and decided not to pursue the proposed transaction. On August 27, 2021, the closing price of the Shares on the NASDAQ was $13.49.
On October 26, 2021, the Chairman and Chief Executive Officer of another publicly-traded shipping company (“Party C”) sent a letter to Mr. Hankinson and the Company’s then Chief Executive Officer proposing an all-stock combination with the Company based on the net asset values of the two companies. The letter did not indicate Party C’s view of the companies’ net asset values nor did it propose any specific exchange ratio for a transaction. The M&A Committee determined that the proposed transaction was not consistent with the Company’s strategic objectives at that time and decided not to pursue the proposed transaction. On October 26, 2021, the closing price of the Shares on the NASDAQ was $12.75.
On December 12, 2021, TMI issued a press release announcing that it had entered into an agreement to purchase from a shareholder of the Company in a private, off-market, transaction, 4,329,580 Shares, representing 22.6% of the outstanding Shares, for a purchase price of $18.00 per Share. The press release indicated that TMI already owned a 2.2% equity stake in the Company, purchased on the open market, and that, after the completion of the purchase, TMI would hold a total equity stake in the Company of 24.8% of the outstanding Shares.
On December 20, 2021, TMI filed a Statement of Beneficial Ownership on Schedule 13D with the SEC, disclosing that TMI held its Shares through the Offeror, and that, after the closing of the private, off-market transaction, the Offeror would own 25.7% of the outstanding Shares (based on the number of Shares outstanding as of September 21, 2021, as reflected in a Prospectus Supplement filed by the Company with the SEC on September 27, 2021). In its Schedule 13D filing, TMI indicated that it may in the future take such actions with respect to its investment in the Company as it deemed appropriate, including, without limitation, engaging in communications with members of the Company Board, members of the Company’s management, and/or other shareholders of the Company from time to time with respect to potential business combination opportunities, and operational, strategic, financial, or governance matters or otherwise work with management and the Company Board to identify, evaluate, structure, negotiate, execute, or otherwise facilitate a business combination with the Company.
During the remainder of December 2021 and through January 2022, the M&A Committee held a series of meetings at which it discussed TMI’s acquisition of Shares. Several of these meetings were also attended by representatives of Jefferies and Fried Frank. In connection with these meetings, at the request of the M&A Committee, Jefferies provided the M&A Committee with an overview of TMI, based on publicly available information, including TMI’s status as a closed-end, internally-managed investment company listed on the London Stock Exchange. Representatives of Jefferies noted that its affiliate, Jefferies International Limited, previously had served as sole global coordinator, sponsor and sole bookrunner on TMI’s initial public offering and certain follow-on and secondary offerings of TMI’s ordinary shares. Representatives of Fried Frank discussed with the M&A Committee the legal implications of TMI’s ownership position as well as the legal obligations of the directors of the Company in the context of TMI’s ownership position.
On February 7, 2022, Panaghis Nicholas Fotis Lykiardopulo, the Chairman of TMI, and Edward David Christopher Buttery, the Chief Executive Officer of TMI, held a meeting in South Africa with Messrs. Hankinson and Herholdt and Murray Paul Grindrod, a non-executive director of the Company. At the meeting, the participants discussed TMI’s interest in the Company.
Also on February 7, 2022, the Company announced that it had been informed that the closing of TMI’s acquisition of Shares in its private, off-market transaction had occurred on January 28, 2022.

On February 9, 2022, the Company announced that a director and alternative director of the Company who had been designated by the shareholder that had sold its Shares to TMI had resigned as members of the Company Board.
On February 17, 2022, the Company announced the appointment of Paul Charles Over as a new non-independent, non-executive member of the Company Board. Mr. Over, who also serves as a non-executive director of Taylor Maritime (HK) Ltd., was appointed to the Company Board following his designation by TMI. In connection with his appointment to the Company Board, Mr. Over executed an appointment letter agreement with the Company in which he agreed, among other things, that he would not be permitted to vote, and would recuse himself from discussions of the Company Board, on any matter in respect of which he has a direct or indirect conflict of interest.
During February and March 2022, at the direction of the M&A Committee, representatives of Jefferies engaged in conversations on behalf of the Company with representatives of Party B and Party C to ascertain the extent to which Party B and Party C might have continued interest in a transaction with the Company.
On March 7, 2022, TMI submitted to the Company Board an unsolicited, unsigned, non-binding indication of interest in a potential acquisition by TMI of the remaining Shares not already owned by it in an all-cash scheme of arrangement at a price range of $23.00 to $26.00 (the “March 7 TMI Indication”). The March 7 TMI Indication stated that the transaction would be structured as a scheme of arrangement under Singapore law and the Singapore Code and that the making of a firm offer would be subject to finalization of TMI’s funding arrangements as well as customary conditions, including the satisfactory completion of due diligence and negotiation of definitive transaction documentation. On March 7, 2022, the closing price for the Shares on the NASDAQ was $23.80.
Thereafter, in March 2022, the M&A Committee held several meetings at which it discussed the March 7 TMI Indication and potential next steps. These meetings were attended by representatives of Jefferies and/or Fried Frank. At the meetings, Jefferies discussed with the M&A Committee other potential counterparties to a business combination with the Company. On March 14, 2022, a member of the M&A Committee retained Allen & Gledhill LLP, Singapore legal counsel (“A&G”) to advise the Company and the M&A Committee in connection with its evaluation of the March 7 TMI Indication and the implications of a scheme of arrangement under the Singapore Code.
At a meeting held on March 24, 2022, Jefferies reviewed with the M&A Committee preliminary financial aspects and observations relating to the March 7 TMI Indication and other potential transaction counterparties (including Party B and Party C), the Company’s financial condition and prospects, and information related to the dry bulk industry. Representatives of Fried Frank reviewed the legal obligations of the directors in the context of the March 7 TMI Indication at these meetings. As part of these discussions, the M&A Committee noted that the transaction contemplated by the March 7 Indication would require TMI to incur significantly more indebtedness than TMI had indicated previously to its investors that it would incur and would also require TMI shareholder approval, all of which created uncertainty regarding the likelihood that a transaction with TMI would be consummated. The M&A Committee also discussed the Company’s potential strategic alternatives, including continuing to execute the Company’s long-term strategic plan as a standalone public company, pursuing other strategic or financial initiatives and engaging in a process to explore interest in the entire Company.
On March 26, 2022, Messrs. Hankinson and Herholdt telephoned Mr. Buttery and advised him that the low-end price range of the March 7 TMI Indication was inadequate, the M&A Committee required greater certainty regarding TMI’s sources of funds and ability to close a transaction in order to proceed with discussions with TMI, and the M&A Committee would need to explore further the proposal to consummate the transaction by means of a scheme of arrangement before it would agree to a scheme of arrangement as a transaction structure.
During early to mid-April 2022, the M&A Committee met several times. Representatives of Jefferies, Fried Frank and/or A&G attended these meetings. As a result of these meetings, the M&A Committee instructed Jefferies to continue its discussions on behalf of the Company with representatives of TMI, Party B, and Party C regarding their interest in a potential transaction.
On April 18, 2022, the Chairman of Party B submitted to Mr. Hankinson a letter addressed to the Company Board. The letter contained a revised non-binding indication of Party B’s interest in acquiring the Company in a share-for-share combination in which the Company’s shareholders would own approximately 32% of the shares of the post-transaction entity. Based on Party B’s proposed exchange ratio and the closing price of Party B’s shares on April 18, 2022, the Party B shares that would be received by the Company’s shareholders in the transaction would have had an implied value of approximately $28.88 per Share (the “April 18 Party B Indication”).

On April 19, 2022, the M&A Committee met to discuss the March 7 TMI Indication, the April 18 Party B Indication and other potential strategic alternatives that might be available to the Company, ahead of a meeting of the Company Board scheduled to be held the next day. Representatives of Jefferies attended this meeting. At the M&A Committee’s request, Jefferies provided an overview of the March 7 TMI Indication and the April 18 Party B Indication, and an interim update regarding certain financial and market-related information. At the conclusion of this meeting, the M&A Committee determined that a response to the April 18 Party B Indication should be prepared with the assistance of the Company’s advisors.
On April 20, 2022, the Company Board held a meeting. Although Jefferies was not in attendance, the Company Board considered material containing the overview that Jefferies had provided at the meeting of the M&A Committee on April 19, 2022. At the April 20, 2022 meeting, the M&A Committee briefed the Company Board on the March 7 TMI Indication, the April 18 Party B Indication and other potential strategic alternatives that might be available to the Company. At the conclusion of this meeting, the Company Board resolved that discussions with Party B should continue and confirmed the M&A Committee’s view that a response to the April 18 Party B Indication should be prepared with the assistance of the Company’s advisors.
On April 21, 2022, the M&A Committee again met to discuss the March 7 TMI Indication, the April 18 Party B Indication and potential strategic alternatives that might be available to the Company. Representatives of Jefferies and Fried Frank attended this meeting. During this meeting, the M&A Committee discussed the possibility of instructing Jefferies to solicit interest from other potential acquirors of the Company and determined to consider whether and when it should do so at a future meeting. Later on April 21, 2022, Mr. Hankinson sent an email to the Chief Executive Officer of Party B to inform him that the Company Board had begun considering the April 18 Party B Indication and that the Company was preparing a response with the assistance of the Company’s advisors.
On April 25, 2022, members of the M&A Committee met with representatives of Jefferies and confirmed the M&A Committee’s instructions for Jefferies to contact other potential acquirors to explore their interest in a transaction involving the Company. Consistent with these instructions, between April 25, 2022 and April 28, 2022, Jefferies contacted TMI, Party B, Party C and four additional shipping companies that were selected, at the direction of the M&A Committee, based upon fleet composition, access to capital, and strategic rationale, as potential strategic bidders that may be interested in acquiring the Company. TMI, Party B and Party C each expressed an interest in pursuing (or continuing to pursue) a transaction with the Company. The other four shipping companies did not express an interest in pursuing a transaction involving the Company.
On April 26, 2022, at the direction of the M&A Committee, representatives of Jefferies relayed to Party B various inquiries posed by members of the M&A Committee regarding the April 18 Party B Indication. These inquiries related to the methodologies for determining the parties’ net asset valuation, structure (including cash consideration), underlying assumptions, pro forma corporate governance considerations, due diligence requirements, and the approvals that Party B would require.
On April 29, 2022, the M&A Committee met to discuss further the April 18 Party B Indication. Representatives of Jefferies attended this meeting. The M&A Committee specifically considered Party B’s responses provided on April 28, 2022 in response to the M&A Committee’s questions, including the fact that Party B had indicated a willingness to include a cash component as a part of Party B’s transaction consideration. Following this meeting, the M&A Committee instructed Fried Frank to prepare a form of confidentiality agreement to be signed by Party B and other potential bidders if and when applicable.
In late April and early May 2022, members of the M&A Committee met several times with Mr. Buttery and other TMI executives and directors to discuss the March 7 TMI Indication, including the M&A Committee’s concerns regarding the certainty of TMI’s financing, the shareholder and regulatory approvals that TMI required in order to complete a transaction and the implications of a scheme of arrangement under the Singapore Code. Mr. Buttery and the other TMI executives and directors undertook to consider the concerns raised by the members of the M&A Committee and revert in response to them.
Following these discussions with TMI representatives, the M&A Committee determined that it would explore potential transactions with other bidders while simultaneously engaging with TMI and considering further indications of interest that TMI might submit.

On May 5, 2022, the Company and Party B entered into a mutual confidentiality agreement. The confidentiality agreement included a mutual 18-month standstill provision, which would cease being applicable to a party upon the other party’s announcement of a transaction with another bidder. Thereafter, Party B and its representatives were granted access to a virtual dataroom that had been prepared by Company personnel.
On May 9, 2022, at the direction of the M&A Committee, representatives of Jefferies contacted Party B and its financial advisors to discuss Party B’s and its advisors’ methodology for calculating net asset values for the Company and Party B.
On May 13, 2022, at the direction of the M&A Committee, representatives of Jefferies contacted Party B and its financial advisor to continue discussions regarding Party B’s net asset value methodology for the Company.
On May 19, 2022, the Chairman of Party B submitted to Mr. Hankinson a letter addressed to the Company Board. The letter contained a revised non-binding indication of Party B’s interest in acquiring the Company for Party B’s shares having an implied value, based on Party B’s closing share price as of May 18, 2022, of approximately $27.58 per Share (the “May 19 Party B Indication”). Under the May 19 Party B Indication, Company shareholders would own approximately 33.8% of the shares of the post-transaction entity, but with the exact amount of Party B shares to be issued to Company shareholders was to be determined prior to closing based on an “NAV Adjustment Procedure” to be implemented prior to closing. The May 19 Party B Indication also indicated that, if Party B was able to acquire 100% of the Company’s outstanding Shares, Party B would provide each Company shareholder with an option to elect to receive partial cash consideration equal to 30% of the Shares held by that shareholder, with a cap of $100 million on the total amount of cash Party B was prepared to pay. The May 19 Party B Indication required the Company to enter into a 30-day exclusivity agreement (subject to extension for an additional 30 days) and pay a $15 million break fee if the Company breached the exclusivity agreement.
On May 23, 2022, the M&A Committee met to discuss the March 7 TMI Indication and the May 19 Party B Indication. Representatives of Jefferies and Fried Frank attended this meeting. At the meeting, Jefferies discussed certain valuation considerations arising from the May 19 Party B Indication and Fried Frank discussed the exclusivity request made by Party B, the unusual nature of the NAV Adjustment Procedure proposed by Party in a public company transaction, the 75% vote of Company shareholders that would be required to effect a transaction in which Party B would acquire 100% of the Shares (and thus allow the cash election to be available to shareholders of the Company) and the potential timeframe for completing the proposed transaction. Following the meeting, Mr. Herholdt contacted representatives of A&G to confirm that A&G was able to act for the Company and the M&A Committee in connection with a transaction with Party B.
On June 1, 2022, the Chairman and Chief Executive Officer of Party C submitted to Messrs. Hankinson and Griffiths a non-binding indication of interest in acquiring the Company for consideration consisting of Party C shares and, in conjunction, Company shareholders would receive a special cash dividend of approximately $5.58 per Share. The actual number of shares to be issued to Company shareholders in the transaction was to be based on the Company’s and Party C’s relative net asset values. Based on an illustrative exchange ratio included in the indicative proposal and Party C’s closing share price on May 31, 2022, the proposal, taking into account the special dividend, reflected an implied purchase price of approximately $30.33 per Share (the “June 1 Party C Indication”).
On June 3, 2022, the M&A Committee met to discuss the June 1 Party C Indication, the May 19 Party B Indication and the March 7 TMI Indication. Representatives of Jefferies, Fried Frank and A&G attended this meeting. Jefferies provided the M&A Committee with an overview of the indications of interest received by the Company, including a comparison of certain market and operating data. The M&A Committee discussed with the Company’s advisors various factors and considerations relating to the indications of interest received, including speed and certainty of execution, availability and amount of cash consideration, long-term value creation prospects for share-based consideration, potential for premium valuation, and relative share trading liquidity. Following these discussions, the M&A Committee instructed Fried Frank to prepare a form of confidentiality agreement to be signed by Party C.
On June 11, 2022, Party C and the Company entered into a mutual confidentiality agreement. The confidentiality agreement included a two-year standstill provision, which would cease to bind a party upon the other party’s announcement of its entry into a transaction with another party.
Also on June 11, 2022, the Chairman of Party B submitted to Mr. Hankinson a letter addressed to the Company Board. The letter contained a further revised non-binding indication of Party B’s interest in acquiring the Company for Party B’s shares having an implied value, based on Party B’s closing share price as of June 10, 2022, of approximately $29.98 per Share (the “June 11 Party B Indication”), an increase to the implied value of $27.58 per Share in the May 19 Party B Indication. Under the June 11 Party B Indication, the Company shareholders would own approximately 34% of the shares of the post-transaction entity, but as with the May 19 Party B Indication, the exact number of Party B shares to be issued to Company shareholders was to be determined prior to closing based on an “NAV Adjustment Procedure” to be implemented prior to closing. The June 11 Party B Indication also included the cash election feature included in the May 19 Party B Indication if Party B was able to acquire 100% of the Company’s outstanding Shares, but with a cap of $150 million on the total amount of cash Party B was prepared to pay, compared to the $100 million cap under the May 19 Party B Indication. The June 11 Party B Indication indicated that the Company would be provided with the right to designate two members of the board of the post-transaction entity. As under the May 19 Party B Indication, the June 11 Party B Indication required the Company to enter into a 30-day exclusivity agreement (subject to extension for an additional 30 days) and pay a $15 million break fee if the Company breached the exclusivity agreement.
Additionally, on June 11, 2022, at the M&A Committee’s direction, representatives of Jefferies contacted Party C, to discuss components of Party C’s net asset value calculation and Party C and its representatives were granted access to the Company’s virtual dataroom.
On June 14, 2022, the M&A Committee met to discuss the June 1 Party C Indication and the June 11 Party B Indication. Representatives of Jefferies and Fried Frank attended this meeting. At the meeting, Jefferies provided the M&A Committee with an updated overview of such proposals and a comparison of certain financial information relating to the Company and Party C based on publicly available information.
Following the meeting on June 14, 2022, at the M&A Committee’s direction, representatives of Jefferies contacted representatives of Party B and Party C to facilitate their respective continuing due diligence reviews of the Company and to communicate the M&A Committee’s preference for cash consideration in light of the value uncertainty associated with share consideration, the need for acquiror shareholder votes to issue share consideration and the longer timeframe necessary to complete a transaction involving share consideration. Also at the M&A Committee’s instruction, Fried Frank began work on drafting a transaction agreement and contacted A&G to discuss potential transaction structures that would comply with the Singapore Code.
On June 16, 2022, the Chairman and Chief Executive Officer of Party C submitted to Messrs. Hankinson and Griffiths a revised non-binding indication of interest in acquiring all of the outstanding Shares for consideration consisting of Party C shares and, in conjunction, Company shareholders would receive an estimated special cash dividend (to be paid from the Company’s cash and the proceeds of the sale of seven of the Company’s vessels to Party C as discussed below) of approximately $11.00 per Share. Based on an illustrative exchange ratio included in the indicative proposal and Party C’s closing share price on June 15, 2022, the proposal, taking into account the estimated special dividend amount, reflected an implied value of $28.75 per Share and would result in the Company’s shareholders owning approximately 34% of the shares of the post-transaction entity (the “June 16 Party C Indication”). The actual number of shares to be issued to Company shareholders in the transaction contemplated by the June 16 Party C Indication was to be based on the Company’s and Party C’s relative net asset values. The June 16 Party C Indication contemplated a pre-transaction sale of the Company’s seven Handysize vessels to Party C at a 15% discount to fair market value The June 16 Party C Indication was subject to the Company retaining a minimum cash balance of $0.5 million per vessel following the payment of the special dividend. Under the June 16 Party C Indication, the Company would be entitled to designate one member of the Party C board following the closing of the transaction.
On June 18, 2022, Mr. Buttery on behalf of TMI submitted to the Company Board a revised non-binding indication of TMI’s interest in acquiring, by means of a tender offer, all of the outstanding Shares that the Offeror did not already own for total consideration of $28.00 per Share, consisting of $23.00 per Share in cash to be paid per Share, together with a $5.00 per Share special cash dividend to be paid by the Company to the shareholders of record of the Company prior to the closing of the offer (the “June 18 TMI Indication”). The June 18 TMI Indication was conditioned on TMI obtaining TMI board and shareholder approvals and TMI obtaining committed debt financing and necessary regulatory clearances. The June 18 TMI Indication also contemplated that the Company would enter into a 1.0% break fee agreement with TMI, with the break-fee payable if the Company Board were to withdraw its recommendation of the TMI offer.

On June 19, 2022, the M&A Committee met to discuss the June 11 Party B Indication, the June 16 Party C Indication, and the June 18 TMI Indication. Representatives of Jefferies, Fried Frank and A&G attended this meeting. Jefferies summarized the financial terms of the three indications of interest. The M&A Committee discussed with its advisors various factors and considerations relating to the proposals received, including total implied value, consideration mix, structural complexities, certainty and speed of execution, status of diligence process, exposure to market risk, contingencies and approvals, acquisition financing, and other considerations. At this meeting A&G also discussed certain matters from a Singapore legal perspective, including requirements under the Singapore Code and different transaction structures.
On June 21, 2022, following these discussions and at the instruction of the M&A Committee, Mr. Hankinson spoke with Mr. Buttery to convey certain concerns that the M&A Committee had with the June 18 TMI Indication. These included the certainty of TMI’s financing and the need for TMI to obtain shareholder approval to modify TMI’s investment policies in order to complete the transaction. Later on June 21, 2022, at the direction of the M&A Committee, representatives of Fried Frank held preliminary discussions with Norton Rose Fulbright LLP (“Norton Rose Fulbright”), legal counsel to TMI, regarding the structure of and financing required to consummate the June 18 TMI Indication. Representatives of Fried Frank sent representatives of Norton Rose Fulbright a draft confidentiality agreement on customary terms later on June 21, 2022.
On June 21 and June 22, 2022, at the M&A Committee’s instruction, representatives of Fried Frank communicated with Norton Rose Fulbright and legal counsel for Party B and Party C in order to solicit final terms on which each prospective bidder was willing to proceed. As neither the Company nor any of its representatives received any communication from Party C proposing new or improved terms, Party C’s access to the Company’s virtual dataroom was terminated.
On June 22, 2022, representatives of Evercore Partners LLC (“Evercore”), TMI’s financial advisor, on behalf of TMI, submitted to Jefferies and Fried Frank a draft commitment letter from potential TMI financing sources and other supporting documents in response to certain of the questions raised by Mr. Hankinson to Mr. Buttery during their conversation on June 21, 2022 regarding the certainty of TMI’s financing.
On June 23, 2022, the M&A Committee met to discuss the indications of interest submitted by TMI and Party B. Representatives of Jefferies, Fried Frank and A&G attended this meeting. Representatives of Jefferies informed the M&A Committee that on June 22, 2022, TMI had provided additional information regarding its process and liquidity sources and more detail regarding the TMI shareholder approval requirement for amending TMI’s investment policies in order to complete the transaction. Representatives of Fried Frank and A&G reviewed certain legal considerations relating to alternative transaction structures with the M&A Committee. The M&A Committee then discussed with its advisors various factors and considerations relating to the proposals received, including total implied value, consideration mix, structural complexities, certainty and speed of execution, status of diligence process, exposure to market risk, contingencies and approvals, acquisition financing, and other consideration.
Later that morning, on June 23, 2022, at the direction of the M&A Committee, representatives of Jefferies and Fried Frank met with representatives of Evercore and Norton Rose Fulbright to discuss TMI’s most recent indication of interest. As directed by the M&A Committee, representatives of Jefferies conveyed the M&A Committee’s concerns regarding the TMI indication of interest. On June 23, 2022, Fried Frank sent to Evercore marked comments to the June 18 TMI Indication, including the addition of more protections for the Company under the proposed terms of the definitive transaction agreement, the financing and other conditions relating to TMI’s most recent indication of interest.
On June 24, 2022, Evercore submitted to Fried Frank, on behalf of TMI, a revised draft non-binding indication of interest (reflecting slightly greater financing condition certainty) and an initial due diligence request list.
Also on June 24, 2022, legal counsel for Party B delivered to Fried Frank, on behalf of Party B, a revised draft non-binding indication of interest addressed to the Company Board (the “June 24 Party B Indication”). The June 24 Party B Indication contained a further revised non-binding indication of Party B’s interest in acquiring the Company for Party B’s shares with an implied value, based on Party B’s closing share price as of June 23, 2022, of approximately $21.94 per Share and that would result in the Company’s shareholders owning approximately 34% of the post-transaction entity. The June 24 Party B Indication contemplated a combination to be effectuated either through a share-for-share exchange offer or a scheme of arrangement. As an alternative, the June 24 Party B Indication proposed the sale of 100% of the equity of each subsidiary of the Company to Party B, with the consideration (to be paid in Party B’s shares) to be distributed afterwards to the Company’s shareholders. The June 24

Party B Indication removed the “NAV Adjustment Procedure” that had featured in the June 11 Party B Indication. Other changes in the June 24 Party B Indication (in comparison with the June 11 Party B Indication) included: a requirement that the Company enter into a 45-day exclusivity agreement, without a break fee if the Company breached the exclusivity agreement; the payment by the Company of a termination fee of 3.5% of the Company’s equity value if the Company terminated the transaction with Party B to enter into a superior transaction; and reimbursement of Party B’s expenses up to a mutually agreed cap in certain circumstances. The June 24 Party B Indication otherwise retained several features of the June 11 Party B Indication, including the cash election (subject to the same cap of $150 million) if Party B was able to acquire 100% of the Company’s outstanding Shares and that the Company would be provided with the right to designate two members of the board of the post-transaction entity.
On June 27, 2022, members of the M&A Committee met with members of the TMI board to discuss the willingness of the Company and TMI to continue to explore a possible transaction. At this meeting, the members of the M&A Committee and the members of the TMI board agreed to cooperate and continue with discussions. On June 28, 2022, Messrs. Hankinson and Herholdt had a further conversation with Mr. Buttery, during which they discussed structuring the transaction as a tender offer, the removal of any termination fees, and continuing to work towards signing a letter of intent.
On June 29, 2022, at the direction of the M&A Committee, representatives of Jefferies and Fried Frank met with representatives of Evercore and Norton Rose Fulbright to discuss various matters relating to TMI’s most recent non-binding indication of interest, including that fact that the proposed offer price was qualified by further due diligence, the lack of a reverse termination fee and uncertain funding sources. On the evening of June 29, 2022, representatives of Fried Frank sent Norton Rose Fulbright comments on TMI’s most recent non-binding indication of interest reflecting edits to address certain of these matters.
On June 30, 2022, representatives of Evercore shared a revised draft of a debt financing term sheet on behalf of TMI with representatives of Jefferies and Fried Frank. Certain terms in the draft debt financing term sheet were redacted.
On July 1, 2022, the Chairman of Party B submitted to the Company Board a revised non-binding indication of interest (the “July 1 Party B Indication”) that included a revised transaction structure under which the Company would exchange the equity of two of the Company’s subsidiaries that held all of its assets for cash consideration equal to $28.50 per Share to be paid to the Company (and subsequently distributed by the Company to the Company’s shareholders). This transaction structure would have required approval of a majority of the Shares voting at a special meeting, rather than the 75% vote that would be required to implement a transaction by means of a scheme of arrangement (if a scheme of arrangement transaction was feasible). The July 1 Party B Indication also provided Company shareholders with the option to elect to receive a fixed number of Party B shares in exchange for their Shares, subject to a cap of 19.9% of Party B’s outstanding shares. The July 1 Party B Indication otherwise retained many of the features of the June 24 Party B Indication, including: the entry by the Company into a 45-day exclusivity agreement; the payment by the Company of a termination fee of 3.5% of the Company’s equity value in the event that the transaction with Party B was terminated in certain circumstances; reimbursement of Party B’s expenses up to a cap to be agreed if the transaction terminated in certain circumstances; and that the Company would be provided with the right to designate two board members of the board of Party B following the transaction.
Later on July 1, 2022, the M&A Committee met to discuss the July 1 Party B Indication. Representatives of Jefferies and Fried Frank attended this meeting. At the meeting, members of the M&A Committee expressed concerns with several aspects of the July 1 Party B Indication, including the proposed termination fee (which exceeded the 1.0% maximum fee permitted under the Singapore Code), the financing sources available to Party B, and disadvantages of the proposed subsidiary sale structure. At the instruction of the M&A Committee, representatives of Fried Frank spoke with Party B’s legal counsel to express these concerns and subsequently sent comments on the July 1 Party B Indication (including the removal of subsidiary sale structure in favor of a tender offer for all of the Company’s Shares and specifying a 21-day exclusivity period) to Party B’s legal counsel.
Also on July 1, 2022, Norton Rose Fulbright submitted a draft revised non-binding indication of interest on behalf of TMI (the “July 1 TMI Indication”) to Fried Frank, in response to Fried Frank’s comments of June 29, 2022. The July 1 TMI Indication largely accepted Fried Frank’s earlier comments, while clarifying requirements under the Singapore Code in relation to a proposed offer.
On July 2, 2022, Party B’s legal counsel sent to Fried Frank a revised draft non-binding indication of interest (the “July 2 Party B Indication”). The July 2 Party B Indication detailed an all-cash tender offer for all of the

Company’s Shares at a price per Share of $28.50. The July 2 Party B Indication also provided for a termination fee of 1.0% of the Company’s equity value, but required the parties to seek a waiver under the Singapore Code to allow for a 3.5% termination fee. The July 2 Party B Indication proposed a 30-day exclusivity period, and indicated that Party B proposed to finance the transaction with cash-on-hand and from proceeds of an upsized revolver. The July 2 Party B Indication reiterated that the Company would have the right to designate two members of the board Party B following the transaction.
On July 3, 2022, representatives of the M&A Committee met to discuss the July 1 TMI Indication and the July 2 Party B Indication. Representatives of Jefferies, Fried Frank and A&G attended this meeting. The M&A Committee discussed various considerations relating to these proposals with the Company’s advisors, including concerns regarding TMI’s acquisition financing, certainty of execution, contingencies and approvals. Following these discussions, the M&A Committee directed representatives of Jefferies to contact Party B to request a higher offer price prior to committing to a transaction with Party B.
Later on July 3, 2022, as instructed by the M&A Committee, representatives of Jefferies contacted representatives of Party B to discuss Party B’s indication of interest and requested on behalf of the Company that Party B increase its offer price. The representative of Party B indicated that Party B would not increase its offer. Later that day, representatives of Jefferies communicated Party B’s response to the M&A Committee at a meeting that was also attended by representatives of Fried Frank. During this period, as instructed by the M&A Committee, representatives of Jefferies also contacted representatives of Party C to inquire whether Party C was interested in pursuing a transaction with the Company on an all-cash basis. In response, representatives of Party C indicated that Party C was not prepared to alter the terms of the June 16 Party C Indication.
On July 3, 2022, members of the M&A Committee, contacted Mr. Buttery and the Chairman of TMI to request on behalf of the Company that TMI increase its offer price to remain competitive in the process. Mr. Buttery indicated that TMI was not prepared to increase its price above $28.00.
On July 4, 2022, the Company and Party B signed a non-binding letter of intent that provided for a cash tender offer at an offer price of $28.50 per Share and an exclusivity period ending on August 1, 2022. (The exclusivity period was later extended until August 8, 2022.)
Between July 4, 2022 and August 5, 2022, the M&A Committee, representatives of Jefferies, Fried Frank, A&G, ENSAfrica, the Company’s South African legal counsel, and the Company’s tax advisors engaged with Party B and its advisors in connection with negotiating a transaction implementation agreement, completing due diligence, applying for waivers from certain requirements of the Singapore Code, preparing South African Competition Commission filings, and processes around potential requirements for commencement and consummation of a tender offer by Party B. During this period, Party B indicated that rather than upsizing its revolver, it would enter into a new facility to fund the transaction and would obtain a debt commitment letter for that facility.
During the week of August 8, 2022, Party B first provided a debt commitment letter for the transaction, but the commitment letter did not reflect sufficient funds to allow Party B, together with its cash on hand, to consummate the transaction at the agreed offer price. Subsequently, Party B expressed concerns around the current macroeconomic outlook, including asset value trends, indicated that it was unwilling to proceed with a transaction on the terms set forth in its non-binding letter of intent, but proposed a transaction at a lower price of $26.00 per Share. In addition, Party B introduced a variety of non-standard conditions to which the transaction would be subject, relating to the occurrence of certain geographical events, the receipt of certain third-party consents and the ability not to proceed with the transaction (and pay a reverse termination fee) if its financing commitment became unavailable under certain circumstances. As a result of the foregoing, the M&A Committee concluded that Party B was unlikely to be able to complete a transaction on terms acceptable to the Company Board and terminated discussions with Party B.
On August 12, 2022, a representative of Evercore contacted a representative of Jefferies to inquire as to the status of the Company’s sale process, indicating that TMI could still be interested in a transaction with the Company.
On August 19, 2022, Mr. Buttery and Mr. Hankinson spoke to discuss the possibility of TMI making an offer to purchase all the Shares not held by it at a price of $20.00 per Share, to be paid in conjunction with a special dividend from the Company of $5.00 per Share. Later that same day, at the M&A Committee’s direction, representatives of Jefferies contacted representatives of Evercore to discuss TMI’s possible offer. Representatives of Evercore advised representatives of Jefferies that TMI would be prepared to proceed with a total price per share of $26.00, consisting of an offer price of $21.00 per Share to be paid in conjunction with a special dividend from the

Company to its shareholders of $5.00 per Share, subject to due diligence. Representatives of Jefferies thereafter communicated this information to the M&A Committee. Later that day, the M&A Committee instructed representatives of Jefferies to inform Evercore that TMI’s offer price and the aggregate consideration were acceptable.
On August 24, 2022, TMI and the Company entered into a confidentiality agreement which included a six-month standstill provision. Following the execution of the confidentiality agreement representatives of TMI, including representatives of Evercore, Norton Rose Fulbright, and Shook Lin & Bok LLP (“SLB”), TMI’s Singapore legal counsel, were granted access to the Company’s virtual dataroom.
On August 25, 2022, TMI submitted to the Company a non-binding indication of interest providing for a transaction under which TMI would acquire 100% of the Company’s shares that TMI and its affiliates and subsidiaries did not already own, by means of a voluntary general offer under the Singapore Code, for an aggregate cash consideration of $26.00 per Share, consisting of $21.00 per Share in cash to be paid in the offer and a special dividend of $5.00 per Share to be paid by the Company to its shareholders. Prior to submitting its non-binding indication of interest, TMI indicated that it would only do so if the Company was prepared to enter into an exclusivity agreement with TMI. Accordingly, in connection with TMI submitting its non-binding indication of interest to the Company, TMI and the Company entered into an exclusivity agreement, granting TMI exclusivity until September 28, 2022.
On September 6, 2022, Fried Frank sent Norton Rose Fulbright an initial draft of the Implementation Agreement. Between September 6 and October 10, 2022, TMI, the Company, Fried Frank, Norton Rose Fulbright, A&G, ENSAfrica and SLB engaged in negotiations in relation to this agreement. Negotiations and revisions of the agreement related, among other matters, to the conditions to the offer, timing and mechanics for payment of the Special Dividend the extent of the representations by the Company and covenants with respect to obtaining regulatory approvals.
During August, September and early October 2022, the Company provided additional customary due diligence information and access to TMI and its advisors. The Company also made members of the Company’s senior management and its advisors available to TMI and its representatives to answer questions. In addition, on September 7, 2022, TMI and the Company submitted to the South African Competition Commission filings necessary to obtain approval for the consummation of the Offer under South African completion law. Such approval was provided by the South African Competition Commission on October 19, 2022.
On September 28, 2022, TMI and the Company entered into an amendment of the exclusivity agreement extending the period of TMI’s exclusivity until October 10, 2022.
On October 3, 2022, the Company Board (other than the Recused Director) held a meeting. Representatives of Jefferies, Fried Frank, A&G and Provenance Capital Pte. Ltd. (“Provenance Capital”), Independent Financial Advisor of the Company retained for purposes of complying with certain requirements of the Singapore Code, attended this meeting. At this meeting, Jefferies provided an overview of the process to date and certain preliminary financial analyses regarding the Company and the Aggregate Transaction Value of $26.00 per Share in cash. Representatives of Fried Frank presented a summary of the key terms of the Implementation Agreement and discussed the directors’ duties in relation to the proposed transaction. Provenance Capital orally provided information in relation to the Offer required under the Singapore Code. Following questions from the directors, the Company Board resolved that the M&A Committee and the Company’s advisors should continue to work towards signing the Implementation Agreement.
On the morning of October 9, 2022, the Company Board (other than the Recused Director) held a meeting. Representatives of Jefferies, Fried Frank, A&G and Provenance Capital attended this meeting. Representatives of Fried Frank and A&G provided the Company Board with an update regarding the latest draft of the Implementation Agreement and other ancillary documents. Representatives of Fried Frank and A&G reviewed with the Company Board their legal obligations in connection with the transaction. Representatives of Fried Frank and A&G also provided an overview of the negotiation process to date with representatives of TMI, indicating that negotiations were complete and providing a presentation regarding the terms of the Implementation Agreement and related transaction documents. Following discussion, at the Company Board’s request, Jefferies reviewed with the Company Board its financial analysis of the Aggregate Transaction Value of $26.00 per Share in cash and rendered an oral opinion, confirmed by delivery of a written opinion dated October 9, 2022, to the Company Board to the effect that, as of such date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as set forth in such opinion, the Aggregate Transaction Value of $26.00 per Share in cash to be paid to holders of Shares (other than TMI, the Offeror and their respective affiliates) pursuant to the Implementation Agreement was fair, from a financial point of view, to such holders. Provenance Capital provided the Company Board (other than the Recused Director) with advice for purposes of complying with certain requirements under the Singapore Code. Following this discussion, the Company Board (other than the Recused Director) unanimously resolved to (1) declare the Implementation Agreement and the transactions contemplated by the Implementation Agreement, including the Offer, the Special Dividend and the Special Dividend Equivalent Payment, to be advisable, (2) approve and declare advisable the execution and delivery by the Company of the Implementation Agreement, the performance by the Company of its covenants and agreements contained in the Implementation Agreement and the consummation of the Offer and the other transactions contemplated by the Implementation Agreement upon the terms and subject to the conditions contained therein; and (3) recommend, in each case, on the terms and subject to the conditions of the Implementation Agreement, that holders of Shares tender their Shares pursuant to the Offer.
Following the Company Board’s approval, during the morning of October 11, 2022, representatives of Fried Frank and Norton Rose Fulbright exchanged drafts of the Implementation Agreement and related transaction documents. During the afternoon of October 11, 2022, the parties finalized, executed and delivered the Implementation Agreement and the Tender and Support Agreements.
Reasons for the Recommendation of the Company Board
In evaluating the fairness (both substantively and procedurally) and advisability of the Offer, the Implementation Agreement and the transactions contemplated thereby to the Unaffiliated Shareholders and unanimously recommending that the holders of Shares accept the Offer and tender their Shares into the Offer, the Company Board (except for the Recused Director) consulted with the Company’s senior management and legal and financial advisors, and considered and analyzed a wide and complex range of factors as discussed below. The Company Board also consulted with A&G regarding the fiduciary duties of the directors of the Company, and with Fried Frank, A&G and ENSAfrica regarding the terms and conditions of the Offer, the Implementation Agreement and related agreements and other legal matters. Based on these consultations, considerations and analyses, including the factors discussed below, the Company Board (except for the Recused Director) unanimously (i) determined that the Offer, the Implementation Agreement and the transactions contemplated thereby are fair (both substantively and procedurally) to, advisable and in the best interests of the Unaffiliated Shareholders, and (ii) recommended that the holders of Shares accept the Offer and tender their Shares into the Offer.
In evaluating the fairness and advisability of the Offer, the Implementation Agreement and the transactions contemplated thereby and recommending that the holders of Shares accept the Offer and tender all of their Shares into to the Offer, the Company Board considered information with respect to the Company’s financial condition, results of operations, business, competitive position and business strategy, on a historical and a prospective basis, as well as current industry, economic and market conditions and trends. In reaching its determinations and making its recommendation, the Company Board relied on the Company and its management to provide factual and financial information, projections and assumptions, based on the best information available to management at that time. The Company Board also considered the opinion and financial analyses of Jefferies summarized below under “—Opinion of Jefferies LLC, the Company’s Financial Advisor,” which the Company Board has adopted as its own.
The Company Board also considered the following factors as being generally supportive of their determination and recommendations:
•
Premium to Market Price. The Company Board considered the current and historical market prices of the Shares as well as volatility and trading information with respect to the Shares and the fact that the Aggregate Transaction Value of $26.00 per Share represented a significant premium over historical market prices of the Shares, including a premium of approximately:

•
26.8% over the last traded price per Share on the NASDAQ on August 26, 2022, the last full day of trading in Shares preceding the filing by TMI with the SEC on August, 29 2022 of an amendment to TMI’s Statement of Beneficial Ownership on Schedule 13D disclosing that TMI, had submitted to the Company a letter of intent with respect to the Offer (the “Disclosure Date”);

•	36.8% over the 30-day volume weighted average price per Share prior to the Disclosure Date;
•	30.8% over the 60-day volume weighted average price per Share prior to the Disclosure Date;

•	14.7% over the 90-day volume weighted average price per Share prior to the Disclosure Date; and
•	19.4% over the 180-day volume weighted average price per Share prior to the Disclosure Date.
•
Certainty of Value. The Company Board considered that the Aggregate Transaction Value to be received by the holders of the Company’s Shares in the Offer will consist entirely of cash, which provides liquidity and certainty of value to the Company’s shareholders. Considering the various risks that the Company would face by remaining independent and pursuing its current business and financial plans, the Company Board believed that this certainty of value was compelling compared to the expected long-term value creation potential of the Company’s business and the associated risks.

•
The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations and business of the Company, as well as the Company’s prospects and risks if the Company were to remain an independent company. The Company Board evaluated changes in the value of the Company’s vessels, the Company’s financial resources relative to those of its competitors, its limited growth options to increase scale, the possible impact that acquisitions by the Company would have on operational control, changes in the costs associated with owning and operating vessels and the Company’s ability to satisfy technical, health, safety and compliance standards of the Company’s customers. In addition, the Company Board considered the general risks inherent to continued operation as a standalone company, including the competitive nature of the drybulk industry, general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values, changes in supply and demand in the drybulk shipping industry, including the market for the Company’s vessels, the variability of shipping costs, the current state of the world economies, including, in particular, in China and the rest of the Asia-Pacific region, increased volatility resulting from escalating political and global trade tensions, the continuing effects of the COVID-19 pandemic, the effect of rising interest rates, inflation, fluctuation in foreign exchange rates on trading patterns for the drybulk markets and the duration of these effects, conditions in the oil and coal industry, increased environmental regulations, and other general risks and market conditions that could reduce the market price of the Shares.

•
Drybulk Industry. The Company Board considered the state of the drybulk industry in general, and the risk that the adverse conditions affecting the drybulk industry in general and the corresponding negative trend of stock prices of companies in the drybulk industry will continue or worsen and might not recover.

•
Best Transaction Available. The Company Board believed that the Offer, including the Aggregate Transaction Value of $26.00 per Share, represented the best transaction available to Company shareholders for the Shares, based on the outcome of the Company’s negotiations with TMI and other potential bidders (as more fully described above under the caption “—Background of the Offer”) and the fact that a number of other strategic parties that had been contacted with respect to the acquisition of the Company had not expressed the desire or ability to propose a higher valuation. The Company Board also noted that no other potential acquiror of the Company submitted a proposal for an acquisition of the Company during the period from August, 29 2022, the date of the amendment to TMI’s Statement of Beneficial Ownership on Schedule 13D disclosing that TMI had submitted to the Company a letter of intent for the Offer and the Aggregate Transaction Value of $26.00 per Share.

•
Speed and Likelihood of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Implementation Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing shareholders who tender their Shares in the Offer to receive the Aggregate Transaction Value in a relatively short time frame. The Company Board also believed that the consummation of the Offer was unlikely to be delayed by any requisite regulatory approvals, and noted that there is no financing condition and that Evercore Asia (Singapore) Pte. Ltd., as financial advisor to the Offeror in connection with the Offer, provided confirmation that sufficient financial resources are available to the Offeror to consummate the Offer. The Company Board additionally considered how the potential for consummation of the Offer within a relatively short period could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty inherent to the pendency of the transaction and related disruption.

•
Business Reputation of TMI and Offeror. The Company Board considered the business reputation, management and financial resources of TMI and Offeror with respect to the transaction. The Company Board believed that these factors supported the conclusion that a transaction with TMI and Offeror could be completed in a relatively quickly and orderly manner.

•
Opinion of Jefferies. The Company Board considered the financial presentation and oral opinion, confirmed by delivery of a written opinion dated October 9, 2022, of Jefferies to the Company Board (except for the Recused Director) as to the fairness, from a financial point of view and as of such date, of the Aggregate Transaction Value of $26.00 per Share in cash to be paid to holders of Shares (other than TMI, the Offeror and their respective affiliates) pursuant to the Implementation Agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, as more fully described below in the section titled “—Opinion of Jefferies LLC, the Company’s Financial Advisor.”

•
Liquidation Value. The Company Board, after consultation with the Company’s management and Jefferies, was of the view that the likely net present value of distributions to be received by the shareholders of the Company in a liquidation of the Company, after taking into account, among other factors, the cost and expenses of liquidation, and the cost and expense that would be incurred maintaining the Company as the liquidation assets are sold in the liquidation, as well as the likely difficulty of optimizing the purchase price to be received for assets in a liquidation, could be less than the amount realized in a negotiated sale process.

•
The Implementation Agreement. For the reasons noted below, the Company Board believed that the provisions of the Implementation Agreement were favorable to the Company and its shareholders. In particular:

•
Change in Recommendation/Termination Right. In the event the Company receives a more favorable acquisition proposal from a third party, the Company Board may, subject to certain restrictions, withdraw or change its recommendation, or terminate the Implementation Agreement, if the Company is not in material breach of its non-solicitation obligations under the Implementation Agreement and the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties under applicable law. In order for the Company Board to withdraw its recommendation or terminate the Implementation Agreement, the Company Board must first provide TMI and Offeror with a right to make, and to negotiate in good faith with TMI, one or more counterproposals to revise the Implementation Agreement so that such change in recommendation or termination is no longer necessary pursuant to the Company Board’s fiduciary duties under applicable law, as more fully described in the Implementation Agreement. The Company is not required to pay a termination fee if it terminates the Implementation Agreement to enter into an agreement with respect to more favorable acquisition proposal from a third party. The Company Board concluded that such provisions were adequate to allow it to consider an alternative offer in a manner consistent with its fiduciary obligations to the Company and its shareholders.

•
Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Implementation Agreement, Offeror is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

•
Outside Date. The Company Board considered the fact that the outside date of January 13, 2022, under the Implementation Agreement (on which either party, subject to certain exceptions, can terminate the Implementation Agreement) allows for sufficient time to consummate the transactions contemplated by the Implementation Agreement, but also prevents the Offer from being extended for an unreasonable amount of time.

•
Conditions to the Consummation of the Offer; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Implementation Agreement in light of the conditions to Offeror’s obligations to accept for payment and pay the Offer Price as consideration for Shares validly tendered pursuant to the Offer and to complete the Offer under the Implementation Agreement.

•
South African Competition Commission Approval. The Company Board considered the high likelihood of obtaining the South African Competition Commission’s approval relating to the Offer. The South African Competition Commission’s approval was obtained on October 19, 2022.

•
Enforcement. The Company Board considered the Company’s ability to obtain specific enforcement of TMI’s and Offeror’s obligations under the Implementation Agreement, thereby ensuring that the Company has an appropriate remedy in the event TMI and Offeror were to decline to comply with their obligations under the Implementation Agreement.

•
Prescribed Occurrences. The Company Board considered the low likelihood of the occurrence of any of the events described in paragraph (5) of Annex B to the Implementation Agreement (the “Prescribed Occurrences”), thereby increasing the likelihood that the transactions contemplated by the Implementation Agreement would be consummated.

In reaching its determination and making its recommendation, the Company Board did not consider the Company’s net book value, which is an accounting concept based on historical costs (defined as total assets minus total liabilities attributable to the shareholders of the Company), as a factor in reaching its determination and making its recommendation. The Company Board believes that net book value is not a relevant measure in determining the fairness of the merger agreement and the transactions contemplated thereby, including the merger, because it is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs and does not, for example, take into account the current or future charter-free market value of the Company’s vessels, quality of earnings, cash generation capability, the future prospects of the Company, market conditions, trends in the drybulk and offshore support shipping industries in which the Company conducts its business or the business risks inherent in competing with other shipping companies in the same industries.
In addition, the Company Board considered the indications of interest it received from other potential acquirors who were not affiliates of the Company (as more fully described above under the caption “—Background of the Offer”), but since no firm offers for the Company were received during the last two years from persons unaffiliated with the Company, the Company Board did not consider any such firm offers.
The Company Board did not separately consider the Company’s going concern value as it believed that certain financial analyses summarized under the caption “—Opinion of Jefferies LLC, the Company’s Financial Advisor” utilizing the Financial Projections were representative of the Company’s going concern value if the Company continued to operate its business on a standalone basis.
The Company Board also considered a number of factors discussed below, relating to the procedural safeguards that it believes were and are present to ensure the fairness of the Offer to the Unaffiliated Shareholders. The Company Board believes these factors support its determinations and recommendations and provide assurance of the procedural fairness of the Offer to the Unaffiliated Shareholders:
•
the fact that the Recused Director, Paul Charles Over, who was designated by the Offeror to serve on the Company Board, was recused from all meetings and deliberations of the Company Board relating to the Offer, the Implementation Agreement and the transactions contemplated thereby, and that in a letter dated October 7, 2022, the SIC ruled that the Recused Director is exempted from the requirement to make recommendations on the Offer on the grounds that he will face a conflict of interest in relation to the Offer that would render it inappropriate for him to join the remainder of the Company Board in making such recommendation;

•	the fact that the Company Board consisted solely of directors who, under the Singapore Code, are deemed independent in respect of the Offer;
•	the fact that the M&A Committee and the Company Board held multiple meetings to discuss and evaluate the transaction proposed by TMI as well as other possible transactions proposed by other bidders;
•
the fact that the terms of the Offer, including the Offer Price, were extensively negotiated between the Company’s M&A Committee, consisting solely of independent members of the board and a senior executive officer of the Company who are not affiliated with TMI or the Offeror, and representatives of TMI;

•
the fact that the non-employee members of the Company Board were adequately compensated for their services and that their compensation was not contingent on their approving the Offer and the Implementation Agreement and taking the other actions described in this Schedule 14D-9;

•
the fact that in connection with the Offer and in compliance with the Singapore Code, the Company has appointed Provenance Capital as the independent financial advisor to the Company Board (except for the Recused Director); and

•	the fact that the Company Board (except for the Recused Director) retained and received the advice of Fried Frank, A&G and ENSAfrica as legal advisors.
In light of the procedural safeguards to the Unaffiliated Shareholders described above, the Company Board did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the Unaffiliated Shareholders for purposes of negotiating the terms of the Implementation Agreement or preparing a report concerning the fairness of the Implementation Agreement and the Offer.
The Company Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer and the other transactions contemplated by the Implementation Agreement, including, but not limited to, the following:
•
Shareholder Participation in Future Growth or Earnings. The nature of the Offer and the Aggregate Transaction Value means that the shareholders will not participate in future earnings or growth of the Company, and will not benefit from any other appreciation in value of TMI.

•	No Dissenters’ Rights. There are no dissenters’ or appraisal rights available in the Offer to the shareholders of the Company.
•
Minimum Tender Condition. The fact that Offeror already owns 25.9% of the outstanding Shares and only needs to obtain in the Offer Shares representing slightly more than 24.1% of the outstanding Shares, or only approximately 32.5% of the Shares not held by Offeror, in order for the minimum tender condition to the Offer to be satisfied.

•
Risk Associated with Failure to Complete the Offer. The possibility that the transactions contemplated by the Implementation Agreement, including the Offer, might not be consummated, and the fact that if the Offer is not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with consultants, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

•
Restrictions on Business Pending the Completion of the Offer. Restrictions on the conduct of the Company’s business during the pendency of the Offer due to Prescribed Occurrences and Conditions of the Offer in the Implementation Agreement.

•
No Solicitation. Subject to certain exceptions, the Implementation Agreement precludes the Company from soliciting alternative Company Acquisition Proposals (as defined in the Implementation Agreement).

•
Effects of Transaction Announcement. The effect of the public announcement of the Implementation Agreement if the Offer is not consummated, including the potential impacts on the Company’s ongoing business relationships and the Company’s ability to attract and retain key management and personnel during the pendency of the transactions contemplated by the Implementation Agreement, as well as the likelihood of litigation in connection with the Implementation Agreement.

•
Timing Risks. The amount of time it could take to complete the Offer, including the risk that TMI and Offeror may not receive the necessary regulatory approvals or clearances to complete the Offer, or that governmental authorities could attempt to condition their approvals or clearances of the Offer on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one or more of the Offer Conditions not to be satisfied.

•
Failure to Consummate the Offer. The risk that, while the Offer is expected to be consummated, there can be no guarantee that all conditions to the Offer will be satisfied, and as a result, it is possible that the Offer may not be consummated.

•	Taxable Consideration. The gains from the consideration to be received by the shareholders in the Offer will generally be taxable to the shareholders under applicable tax jurisdictions.
•
Approval of Unaffiliated Shareholders. The Implementation Agreement and related transactions are conditioned upon a majority of Shares being tendered pursuant to the Offer, but this does not require the tendering of Shares from the majority of Unaffiliated Shareholders.

•
Other Interests. The possibility that the Company’s officers and directors may have interests in the transactions contemplated by the Implementation Agreement that are different from, or in addition to, those of the Company’s other shareholders.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Implementation Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer to the shareholders of the Company outweighed the risks or potential negative consequences.
Opinion of Jefferies LLC, the Company’s Financial Advisor
The Company has retained Jefferies as a financial advisor in connection with the Offer. In connection with this engagement, the Company Board requested that Jefferies evaluate the fairness, from a financial point of view, of the Aggregate Transaction Value of $26.00 per Share in cash to be paid to holders of Shares (other than TMI, The Offeror and their respective affiliates) pursuant to the Implementation Agreement. At a meeting of the Company Board held on October 9, 2022 to evaluate the transaction, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated October 9, 2022, to the Company Board to the effect that, as of such date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as set forth in such opinion, the Aggregate Transaction Value of $26.00 per Share in cash to be received by holders of Shares (other than TMI, The Offeror and their respective affiliates) pursuant to the Implementation Agreement was fair, from a financial point of view, to such holders.
The full text of Jefferies’ opinion, which describes the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of the Company Board (in its capacity as such) in its evaluation of the Aggregate Transaction Value of $26.00 per Share in cash from a financial point of view and did not address any other aspect of the transaction or any other matter. Jefferies’ opinion did not address the relative merits of the transaction or other transactions contemplated thereby as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the transaction or other transactions contemplated thereby. Jefferies’ opinion did not constitute a recommendation as to whether any securityholder should tender Shares in the Offer or how the Company Board or any securityholder should vote or act with respect to the transaction or any other matter. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.
In arriving at its opinion, Jefferies, among other things:
•	reviewed a draft, provided to Jefferies on October 7, 2022, of the Implementation Agreement;
•	reviewed certain publicly available financial and other information relevant to the Company and its vessels;

•
reviewed certain information furnished to Jefferies by the management of the Company relating to the business, operations and prospects of the Company, including financial forecasts and estimates furnished to or discussed with Jefferies by the management of the Company;

•
held discussions with members of the senior management of the Company regarding the business, operations and prospects of the Company, its vessels and the other matters described in the second and third bullet points above;

•
reviewed the share trading price history for the Company and the implied trading multiples of the Company and certain publicly traded companies that Jefferies deemed relevant in evaluating the Company;

•	reviewed, to the extent publicly available, financial terms of certain transactions that Jefferies deemed relevant in evaluating the transaction; and
•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.
In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to Jefferies (including, without limitation, the information described above) or otherwise reviewed by Jefferies. Jefferies relied on assurances of the management and other representatives of the Company that they were not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In its review, Jefferies did not make or, other than certain third-party vessel valuations, obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties, vessels or facilities, of the Company or any other entity and Jefferies assumed no responsibility to obtain or conduct any such evaluations, appraisals or physical inspections. Jefferies did not evaluate the solvency or fair value of the Company or any other entity under any laws relating to bankruptcy, insolvency or similar matters. Jefferies’ analyses and opinion also did not consider any actual or potential arbitration, litigation, claims or possible unasserted claims, investigations or other proceedings to which the Company or any of its affiliates were or in the future may be a party or subject.
With respect to the financial forecasts and estimates provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised, and Jefferies assumed, that the financial forecasts and estimates relating to the Company that Jefferies was directed to utilize for purposes of its analyses and opinion were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to, and were an appropriate basis upon which to evaluate, the future financial performance of the Company and the other matters covered thereby. Jefferies understood that the financial statements, forecasts and other information relating to the Company were prepared in accordance with international financial reporting standards and Jefferies assumed that any reconciliations or other differences with respect to such financial statements, forecasts and other information between international financial reporting standards and U.S. generally accepted accounting principles would not be meaningful in any respect to Jefferies’ analyses or opinion. Jefferies expressed no opinion as to any financial forecasts or estimates or the assumptions on which they were based.
Jefferies relied upon the assessments of the management of the Company as to, among other things, (i) the potential impact on the Company of market, competitive, macroeconomic, geopolitical, cyclical, seasonal and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the maritime shipping industry and the geographic regions in which the Company operates, including with respect to charter rates, spot markets and exchange rates and demand for iron ore, coal and other commodities, which are subject to significant volatility and which, if different than as assumed, could have a material impact on Jefferies analyses or opinion, (ii) the terms under which certain vessels of the Company are chartered, including any related purchase options, and the age, market value and other conditions of or relating to the Company’s vessels, (iii) implications for the Company’s business of the global COVID-19 pandemic and (iv) the Company’s existing and future agreements and other arrangements involving, and ability to attract, retain and/or replace, key employees, customers, third-party technical and other managers, local shipping agents, port and terminal operators and other commercial relationships. Jefferies assumed that there would not be any developments with respect to any such matters that would have an adverse effect on the Company or the transaction or that otherwise would be meaningful Jefferies’ analyses or opinion.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing, and which could be evaluated, as of the date of Jefferies’ opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion. As the Company Board was aware, the credit, financial and stock markets, the industry in which the Company operates and the securities of the Company have experienced and may continue to experience volatility and Jefferies expressed no view or opinion as to any potential effects of such volatility on the Company or the transaction or as to any currency or exchange rate fluctuations.
Jefferies made no independent investigation of, and Jefferies expressed no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to the Company or the transaction and Jefferies assumed the correctness in all respects meaningful to its analyses and opinion of all legal, regulatory, accounting and tax advice given to the Company and/or the Company Board, including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Company or the transaction and legal, regulatory, accounting and tax consequences to the Company or its securityholders of the terms of, and transactions contemplated by, the Implementation Agreement and related documents. Jefferies assumed that the transaction would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the transaction or otherwise, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on the Company or the transaction or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion. Jefferies also assumed that the final Implementation Agreement, when signed by the parties thereto, would not differ from the draft reviewed by Jefferies in any respect meaningful to Jefferies’ analyses or opinion.
Jefferies’ opinion did not address the relative merits of the transaction or other transactions contemplated thereby as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the transaction or other transactions contemplated thereby or the terms of the Implementation Agreement or related documents, including the form or structure of the Aggregate Transaction Value of $26.00 per Share in cash or the transaction, the treatment of equity-based awards granted by the Company, including any special dividend equivalent payments or equity issuances in connection with such awards, or any term, aspect or implication of any tender and support agreement or any other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the transaction or otherwise. Jefferies’ opinion was limited to the fairness, from a financial point of view, of the Aggregate Transaction Value of $26.00 per Share in cash to be paid to holders of Shares (to the extent expressly specified in such opinion), without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) which may distinguish such holders or the securities of the Company held by such holders, and Jefferies’ opinion did not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities or otherwise. Jefferies was not asked to, and its opinion did not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of the Company or any other party. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the transaction relative to the Aggregate Transaction Value of $26.00 per Share in cash or otherwise. Jefferies also expressed no view or opinion as to the prices at which Shares or any other securities of the Company may trade or otherwise be transferable at any time, including following the announcement or consummation of the transaction. The issuance of Jefferies’ opinion was authorized by the Fairness Committee of Jefferies LLC.
In connection with rendering its opinion to the Company Board, Jefferies performed a variety of financial and comparative analyses, including those described below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to the Company or the transaction. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.

Jefferies believes that its analyses and the summary below must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.
The estimates of the future performance of the Company in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of the Company or securities.
The Aggregate Transaction Value of $26.00 per Share in cash payable pursuant to the Implementation Agreement was determined through negotiations between the Company and TMI, and the decision by the Company to enter into the Implementation Agreement was solely that of the Company Board. Jefferies’ opinion and financial analyses were only one of many factors considered by the Company Board in its evaluation of the Aggregate Transaction Value of $26.00 per Share in cash and should not be viewed as determinative of the views of the Company Board or the Company’s management with respect to the transaction or the consideration payable in the transaction.
The summary of the financial analyses described below under the caption “—October 9, 2022 Financial Presentation to the Company Board—Financial Analyses” is a summary of the material financial analyses reviewed with the Company Board and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses.
October 9, 2022 Financial Presentation to the Company Board
Financial Analyses
The financial presentation provided to the Company Board in connection with Jefferies’ opinion, dated October 9, 2022, to the Company Board (the “October 9, 2022 financial presentation”) included the following material financial analyses:
Net Asset Value Per Share Analysis. Jefferies performed a net asset value analysis of the Company’s assets and liabilities based on certain third-party vessel data, financial forecasts, estimates and other information provided by the management of the Company, public filings and other publicly available information. This analysis indicated an approximate implied net asset value reference range for the Company of $27.24 to $28.55 per Share (with a mean of $27.89 per Share (such mean, the “Company mean estimated NAV per Share”)).
Selected Public Companies Analysis. Jefferies reviewed publicly available financial, stock market and operating information of the Company and the following six selected U.S.-listed publicly traded companies in the dry bulk shipping industry that Jefferies considered generally relevant for purposes of analysis (collectively, the “selected companies”):
•	Diana Shipping Inc.
•	Eagle Bulk Shipping Inc.
•	Genco Shipping & Trading Limited
•	Golden Ocean Group Ltd.

•	Safe Bulkers, Inc.
•	Star Bulk Carriers Corp.
Jefferies reviewed, among other information, fully diluted equity values based on closing stock prices on October 7, 2022 as a percentage of estimated net asset values and also reviewed enterprise values, calculated as fully diluted equity values based on closing stock prices on October 7, 2022 plus total debt and preferred equity (as applicable) and less cash and cash equivalents and short-term investments, as a multiple of calendar year 2023 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”). Financial data of the selected companies were based on certain third-party vessel data, Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data of the Company was based on certain third-party vessel data, financial forecasts and estimates of the management of the Company, public filings and other publicly available information.
The overall low to high estimated net asset value percentages observed for the selected companies was 41.8% to 93.6% (with a mean of 72.9% and median of 75.8%) and the overall low to high calendar year 2023 estimated EBITDA multiples observed for the selected companies was 2.9x to 5.9x (with a mean of 4.2x and median of 4.4x). Jefferies then applied a selected range of estimated net asset value percentages derived from the selected companies of 65% to 85% to the Company mean estimated NAV per Share and a selected range of calendar year 2023 estimated EBITDA multiples of 3.75x to 4.75x to corresponding data of the Company.
This analysis indicated the following approximate implied per Share equity value reference ranges for the Company, as compared to the per Share cash consideration:
Implied Per Share Equity Value Reference Range Based On:		Per Share Cash Consideration
NAV Percentage	CY2023E EBITDA
$18.13 - $23.71	$20.57 - $26.86	$26.00
Selected Precedent Transactions Analysis. Using publicly available information, Jefferies reviewed financial data relating to the following 16 selected transactions involving target companies with operations in the maritime shipping and related industries that Jefferies considered generally relevant for purposes of analysis (collectively, the “selected transactions”):
Announced	Acquiror	Target
December 2021	Höegh LNG Holdings Ltd.	Höegh LNG Partners LP
October 2021	Stonepeak Partners LP	Teekay LNG Partners L.P.
August 2021	Navios Maritime Partners L.P.	Navios Maritime Acquisition Corporation
March 2021	International Seaways, Inc.	Diamond S Shipping Inc.
March 2021	Morgan Stanley Infrastructure Partners	Höegh LNG Holdings Ltd.
February 2021	Blackrock Global Energy & Power Infrastructure	GasLog Ltd.
November 2020	Navios Maritime Partners L.P.	Navios Maritime Containers L.P.
June 2019	SPII Holding Inc.	DryShips Inc.
April 2019	BW Group Limited	Epic Gas Ltd.
December 2018	Diamond S Shipping Inc.	Capital Product Partners L.P.
October 2018	Global Ship Lease, Inc.	Poseidon Containers Holdings Corp.
December 2017	Euronav NV	Gener8 Maritime, Inc.
May 2017	Teekay Tankers Ltd.	Tanker Investments Ltd.
May 2017	Scorpio Tankers Inc.	Navig8 Product Tankers Inc.
February 2015	General Maritime Corporation	Navig8 Crude Tankers Inc.
June 2014	Star Bulk Carriers Corp.	Oceanbulk Carriers LLC
Jefferies reviewed, to the extent publicly available, transaction values, based on the value of the consideration paid or payable in the selected transactions as a percentage of the estimated net asset values of the target companies as of the announcement date of the applicable selected transaction. Financial data of the selected transactions were based on certain third-party vessel data, Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data of the Company was based on certain third-party vessel data, financial forecasts and estimates of the management of the Company, public filings and other publicly available information.
The overall low to high estimated net asset value percentages observed for the selected transactions was 33% to 96% (with a mean of 68% and median of 76% for the selected transactions involving all-cash consideration and an overall mean of 71% and median of 79%). Jefferies then applied a selected range of estimated net asset value percentages derived from the selected transactions of 65% to 85% to the Company mean estimated NAV per Share.
This analysis indicated the following approximate implied per Share equity value reference range for the Company, as compared to the per Share cash consideration:
Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$18.13 - $23.71	$26.00
Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of the Company by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the last two quarters of the fiscal year ending December 31, 2022 through the full fiscal year ending December 31, 2026 based on financial forecasts and estimates of the management of the Company. Jefferies calculated terminal values for the Company by applying to the Company’s fiscal year 2026 estimated EBITDA a selected range of terminal value EBITDA multiples of 5.5x to 6.5x. The present values (as of June 30, 2022) of the cash flows and terminal values were then calculated using a selected range of discount rates of 9% to 10%.
This analysis indicated the following approximate implied per Share equity value reference range for the Company, as compared to the per Share cash consideration:
Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$23.04 - $25.70	$26.00
Certain Additional Information
Jefferies also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including the implied premiums paid or proposed to be paid in 121 selected mergers and acquisition transactions announced since January 1, 2012 involving U.S. domiciled and listed publicly traded target companies and approximate implied transaction equity values of $200 million to $2 billion; applying a selected range of implied premiums of approximately 15% to 45% (reflecting the overall 25th and 75th percentile implied premiums derived from such transactions based on the closing stock prices of the target companies involved in such transactions one trading day prior to public announcement of such transactions) to the closing price of Shares on August 26, 2022 of $20.50 per Share indicated an approximate implied equity value reference range for the Company of $23.58 to $29.73 per Share.
Preliminary Discussion Materials to the Company Board
In addition to the October 9, 2022 financial presentation to the Company Board summarized above, Jefferies also provided preliminary discussion materials for the Company Board on October 3, 2022 (the “October 3, 2022 preliminary discussion materials”). In addition, Jefferies provided (i) overview materials for the Company Board in December 2021 (the “December 2021 overview materials”), (ii) discussion materials for the Company Board on March 24, 2022 (the “March 24, 2022 board discussion materials”), (iii) discussion materials for the Company Board on April 20, 2022 (the “April 20, 2022 board discussion materials”), (iv) situation update materials for the Company Board in June 2022 (the “June 2022 situation update materials”), (v) situation update materials for the Company Board on June 14, 2022 (the “June 14, 2022 situation update materials”) and (vi) market update materials for the Company’s M&A Committee on September 14, 2022 (the “September 14, 2022 market update materials” and, together with the October 3, 2022 preliminary discussion materials, the December 2021 overview materials, the March 24, 2022 board discussion materials, the April 20, 2022 board discussion materials, the June 2022 situation update materials and the June 14, 2022 situation update materials, collectively, the “preliminary discussion materials”). The preliminary discussion materials were based on market data as of a date proximate to the date of such materials unless an earlier date was specified and were based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and, as applicable, third-party vessel data, Wall Street research analysts’ estimates, public filings and other publicly available information as of a date proximate to, the date of such materials, and on certain financial forecasts, estimates and other information provided by the management of the Company. Accordingly, the results of the preliminary financial observations and other information included in such materials may have differed from the October 9, 2022 financial presentation as a result of, among other things, changes in such financial, economic, monetary, market and other conditions and circumstances and information and continued refinements by Jefferies of such preliminary financial observations and other information. The preliminary discussion materials did not constitute an opinion of, or a recommendation by, Jefferies with respect to any transaction or otherwise.
October 3, 2022 Preliminary Discussion Materials. The October 3, 2022 preliminary discussion materials included similar topics, analyses and observations, and substantially similar information, as those included in the October 9, 2022 financial presentation utilizing market data and other information available as of September 30, 2022. These preliminary discussion materials reflected, among other things, (i) an approximate implied net asset value reference range for the Company of $27.14 to $28.31 per Share (with a mean of $27.73 per Share), (ii) utilizing the selected companies described above under the caption “—October 9, 2022 Financial Presentation—Financial Analyses—Selected Public Companies Analysis” and a selected range of estimated net asset value percentages derived from such selected companies of 60% to 80%, an approximate implied equity value reference range for the Company of $16.64 to $22.18 per Share, (iii) utilizing the selected companies described above under the caption “—October 9, 2022 Financial Presentation—Financial Analyses—Selected Public Companies Analysis” and a selected range of calendar year 2023 estimated EBITDA multiples derived from such selected companies of 3.5x to 4.5x, an approximate implied equity value reference range for the Company of $19.01 to $25.31 per Share, (iv) utilizing the selected transactions described above under the caption “—October 9, 2022 Financial Presentation—Financial Analyses—Selected Precedent Transactions Analysis” and a selected range of estimated net asset value percentages derived from such selected transactions of 65% to 85%, an approximate implied equity value reference range for the Company of $18.02 to $23.57 per Share and (v) utilizing the projected cash flows that the Company was forecasted to generate during the last two quarters of the fiscal year ending December 31, 2022 through the full fiscal year ending December 31, 2026, a selected range of terminal value EBITDA multiples of 5.5x to 6.5x and a selected range of discount rates of 8.75% to 9.75%, an approximate implied equity value reference range for the Company of $23.35 to $26.04 per Share.
Additional Discussion Materials for the Company Board
December 2021 Overview Materials. The December 2021 overview materials provided an overview of, and certain publicly available financial information relating to, TMI.
March 24, 2022 Board Discussion Materials. The March 24, 2022 board discussion materials provided an overview of, and certain publicly available financial information regarding, TMI and TMI’s acquisition proposal received by the Company on March 7, 2022, movements in dry bulk day rates over specified periods and financial information regarding certain topics and observations that also were contained in the October 9, 2022 financial presentation, including, among other things, with respect to (i) the Company’s estimated net asset value per Share, which indicated an approximate implied net asset value for the Company of $29.03 per Share, (ii) the selected public companies identified above under the caption “—October 9, 2022 Financial Presentation—Financial Analyses—Selected Public Companies Analysis,” TMI and an additional publicly traded company in the maritime shipping and related industries, Pacific Basin Shipping Limited, which indicated an overall low to high estimated net asset value percentage observed for such companies of 80.1% to 119.5% (with a mean of 101.6% and median of 100.7%) and overall low to high calendar year 2022 and calendar year 2023 estimated EBITDA multiples observed for such companies, to the extent publicly available, of 2.9x to 6.2x (with a mean of 4.4x and median of 4.2x) and 3.0x to 6.4x (with a mean of 4.7x and median of 4.5x), respectively, and (iii) ten precedent transactions involving target companies with operations in the maritime shipping and related industries, consisting of the transactions involving Navios Maritime Partners L.P. and Navios Maritime Acquisition Corporation announced in August 2021, International Seaways, Inc. and Diamond S Shipping Inc. announced in March 2021, Navios Maritime Partners L.P. and Navios Maritime Containers L.P. announced in November 2020, BW Group Limited and Epic Gas Ltd. announced in April 2019, Diamond S Shipping Inc. and Capital Product Partners L.P. announced in December 2018, BW Tankers Limited and Hafnia Tankers Ltd announced in December 2018, Global Ship Lease, Inc. and Poseidon Containers Holdings Corp. announced in October 2018, Euronav NV and Gener8 Maritime, Inc. announced in

December 2017, Scorpio Tankers Inc. and Navig8 Product Tankers Inc. announced in May 2017 and DHT Holdings, Inc. and BW Group Limited announced in March 2017, which indicated an overall low to high estimated net asset value percentage observed for such precedent transactions of 42% to 127% (with a mean of 100% and median of 99%) or, excluding the transaction involving BW Group Limited and Epic Gas Ltd., an overall low to high estimated net asset value percentage observed for such precedent transactions of 86% to 127% (with a mean of 102% and median of 104%).
April 20, 2022 Board Discussion Materials. The April 20, 2022 board discussion materials provided an overview of, and certain financial information relating to, certain acquisition proposals received by the Company as of the date of such materials, including TMI’s acquisition proposal received by the Company on March 7, 2022, and an interim update regarding certain topics and observations that also were included in the October 9, 2022 financial presentation, including, among other things, with respect to (i) the Company’s estimated net asset value per Share, which indicated an approximate implied net asset value for the Company of $28.89 per Share, (ii) the selected public companies identified above under the caption “—March 24, 2022 Board Discussion Materials,” which indicated an overall low to high estimated net asset value percentage observed for such companies of 72.1% to 128.1% (with a mean of 103.7% and median of 109.3%) and overall low to high calendar year 2022 and calendar year 2023 estimated EBITDA multiples observed for such companies, to the extent publicly available, of 3.1x to 6.6x (with a mean of 4.6x and median of 4.7x) and 3.3x to 6.9x (with a mean of 5.0x and median of 5.1x), respectively, and (iii) the information regarding the precedent transactions described above under the caption “—March 24, 2022 Board Discussion Materials.”
June 2022 Situation Update Materials. The June 2022 situation update materials provided an overview of, and certain financial information relating to, certain acquisition proposals received by the Company as of the date of such materials from two potential counterparties, including a comparison of certain market and operating data for such parties utilizing publicly available information, which indicated, among other things, an estimated net asset value percentage observed for such parties of approximately 99.2% and 99.3%, respectively, calendar year 2022 estimated EBITDA multiples of 4.0x and 4.7x, respectively, and calendar year 2023 estimated EBITDA multiples of approximately 5.4x and 5.1x, respectively.
June 14, 2022 Situation Update Materials. The June 14, 2022 situation update materials provided an updated overview of, and certain additional financial information relating to, certain acquisition proposals received by the Company as of the date of such materials from the two potential counterparties referred to above under the caption “—June 2022 Situation Update Materials” and a comparison of certain financial information relating to the Company and one of such potential counterparties, including a comparison of the Company’s and such counterparty’s estimated net asset values utilizing publicly available information, which indicated an implied estimated net asset value exchange ratio of 0.440x based on certain third-party vessel data and 0.434x based on the financial terms reflected in such counterparty’s acquisition proposal.
September 14, 2022 Market Update Materials. The September 14, 2022 market update materials provided an interim update regarding certain topics and observations that also were included in the October 9, 2022 financial presentation, including, among other things, with respect to (i) the Company’s estimated net asset value per Share, which indicated an approximate implied net asset value reference range for the Company of $27.70 to $29.26 per Share (with a mean of $28.48 per Share), (ii) the selected public companies identified above under the caption “—October 9, 2022 Financial Presentation—Financial Analyses—Selected Public Companies Analysis,” which indicated an overall low to high estimated net asset value percentage observed for such selected companies of 50.9% to 95.7% (with a mean of 74.9% and median of 76.1%) and overall low to high calendar year 2022 and calendar year 2023 estimated EBITDA multiples observed for such selected companies of 2.5x to 5.1x (with a mean of 3.7x and median of 3.4x) and 3.1x to 6.1x (with a mean of 4.3x and median of 4.2x), respectively, and (iii) movements in dry bulk day rates and asset values over specified periods.
Miscellaneous
The Company has agreed to pay Jefferies for its financial advisory services in connection with the transaction an aggregate fee of $5 million, of which a portion was payable upon delivery of Jefferies’ opinion to the Company Board and $4.25 million is payable contingent upon the closing of the Offer. In addition, the Company agreed to reimburse Jefferies for Jefferies’ expenses, including fees and expenses of counsel, incurred in connection with Jefferies’ engagement and to indemnify Jefferies and related parties against certain liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

As the Company Board was aware, Jefferies and its affiliates in the past have provided and in the future may provide financial advisory or financing services to the Company and its affiliates, for which services Jefferies and its affiliates have received or may receive compensation, including, during the approximately two-year period prior to the date of Jefferies’ opinion, having acted as sole bookrunning manager for an underwritten secondary offering of Shares, for which service Jefferies and its affiliates received during such two-year period aggregate fees of approximately $1.6 million from the Company. As the Company Board also was aware, Jefferies and its affiliates in the past have provided and in the future may provide financial advisory or financing services to TMI and its affiliates, for which services Jefferies and its affiliates have received or may receive compensation, including, during the approximately two-year period prior to the date of Jefferies’ opinion, having acted as sole global coordinator, sponsor and sole bookrunner for an initial public offering and certain follow-on and secondary offerings of ordinary shares of TMI, for which services Jefferies and its affiliates received during such two-year period aggregate fees of approximately $5 million from TMI. In the ordinary course of business, Jefferies and its affiliates may trade or hold securities or financial instruments (including loans and other obligations) of the Company, TMI and/or their respective affiliates for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities or financial instruments.
Jefferies was selected as a financial advisor to the Company in connection with the transaction because, among other things, Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and based on its familiarity with the Company and its business. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.
Certain Unaudited Prospective Financial Information.
The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results given the inherent unpredictability of the underlying assumptions, estimates and projections. In connection with the evaluation by the Company Board (except the Recused Director) of potential sale transactions involving the Company, the Company’s management prepared financial projections for a period from 2H2022 through the year 2026 (such financial projections, the “Financial Projections”). The Company’s management provided the Financial Projections to the Company Board (except the Recused Director) in connection with its evaluation of the transactions contemplated by the Implementation Agreement, and to Jefferies for its use and reliance in connection with its financial analyses and opinion described under the caption “Opinion of Jefferies LLC, the Company’s Financial Advisor”. In addition, the Financial Projections were provided in preliminary form to TMI in connection with its due diligence evaluation of the Company.
To provide the Company’s shareholders access to certain nonpublic information that was available to the Company Board (except the Recused Director) and TMI at the time of the Company Board’s (except the Recused Director’s) evaluation of the transactions contemplated by the Implementation Agreement, we have included below a summary of the Financial Projections. The Financial Projections were developed by the Company’s management assuming the Company’s continued standalone operation and did not give effect to any changes that may occur or expenses that may have been or may be incurred in connection with the transactions contemplated by the Implementation Agreement. The Financial Projections are not included in order to influence the investment decision of the Company’s shareholders with respect to the Offer. The Financial Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC, JSE or SIC or the guidelines established by the International Financial Reporting Standards (“IFRS”) or U.S. generally accepted accounting principles (“GAAP”). The Company’s independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the Financial Projections summarized in this section, nor has expressed any opinion or any other form of assurance on this information or its achievability and assume no responsibility for, and disclaim any association with, the prospective financial information. The Financial Projections include non-GAAP financial measures, including EBITDA and unlevered free cash flow. The Company’s management included such measures in the Financial Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating results and cash flow of the Company. These non-GAAP measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-GAAP financial measures such as those contained in the Financial Projections may not be comparable to similarly titled amounts used by other companies or persons. The SEC rules, which may otherwise require that a non-GAAP financial measure be accompanied by the most directly comparable financial measure calculated in accordance with IFRS and a reconciliation of that non-GAAP financial measure to such directly comparable financial measure calculated in accordance with IFRS, do not apply to non-GAAP financial measures included in forecasts provided to a financial advisor for the purpose of rendering an opinion that is materially related to a proposed business combination transaction such as the transactions contemplated by the Implementation Agreement if, as is the case with the summary of the Financial Projections disclosed below, the forecasts are being disclosed in order to comply with the SEC’s requirements regarding disclosure of a financial advisor’s analyses. Accordingly, the Company has not provided, with respect to the non-GAAP financial measures presented, directly comparable financial measures calculated in accordance with IFRS or any such reconciliations.
The inclusion of the summary of the Financial Projections in this Schedule 14D-9 should not be regarded as an indication that the Company, TMI or any of their respective affiliates or any directors, officers, employees or advisors of the foregoing, or any other recipient of this information, considered, or now considers, the Financial Projections to be necessarily predictive of any actual future events. The Company does not intend to, and disclaims any obligation to, update, revise or correct the Financial Projections, except as may be required by applicable laws.
The Company’s actual future financial results may differ materially from those expressed or implied in the Financial Projections due to numerous factors, including many that are beyond the Company’s ability to control or predict. We cannot assure you that any of the Financial Projections will be realized or that the Company’s future financial results will not materially vary from the Financial Projections. Furthermore, while presented with numerical specificity, the Financial Projections necessarily are based on numerous assumptions, many of which are beyond the Company’s control and are difficult to predict, including general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business, such as future long-term and spot rates for the chartering of vessels. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement on August 29, 2022, of TMI’s submission of a letter of intent with respect to the transactions contemplated by the Implementation Agreement, and have not been updated since their date of preparation. In addition, the Financial Projections do not take into account any adverse effects that may arise out of the termination of the transactions contemplated by the Implementation Agreement, and should not be viewed in that context.
The Financial Projections were prepared in the context of the business, economic, regulatory, market and financial conditions that existed at the time they were prepared, and the Financial Projections have not been updated to reflect changes in such conditions, revised prospects for the Company’s business or any other transactions or events that has occurred or that may occur and that was not anticipated when the Financial Projections were prepared. The Financial Projections cover many years, and such information by its nature becomes less predictive with each successive year. The Financial Projections should not be utilized as public guidance and will not be provided in the ordinary course of the Company’s business in the future. The Financial Projections should not be considered to be, or relied upon as profit forecasts, given the purposes the Financial Projections were prepared for and also given that the Financial Projections have been included in this Schedule 14D-9 for the sole purpose of compliance with the requirements of Rule 13e-3, and hence the assumptions on which the Financial Projections are based on are not in compliance with the Singapore Code.
The inclusion below of the summary of the Financial Projections should not be deemed an admission or representation by the Company Board, the Company, its management, TMI or any of their respective affiliates, or any directors, officers, employees or advisors of the foregoing with respect to the ability of the Company to achieve the Financial Projections, or that the Financial Projections included are viewed as material information regarding the Company. The Financial Projections have not been compiled, examined or reported on by the Company’s auditors or prepared in compliance with the Singapore Code. The Company views any utility of the Financial Projections as limited by the inherent risks and uncertainties associated with such Financial Projections.
The summary below of the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Financial Projections, shareholders are cautioned not to place undue, if any, reliance on the summary of the Financial Projections included below, including in making a decision as to whether to tender their Shares in the Offer.

The following table presents a summary of the Financial Projections:
Fiscal Year Ended December 31
(in $ millions)	2H 2022E	2023E	2024E	2025E	2026E
Total Revenue	$117.2	$200.6	$176.9	$154.5	$138.1
Operating Expenses	$(24.5)	$(55.5)	$(58.7)	$(60.0)	$(61.5)
Short-Term Charter-in Expenses	$—	$—	$—	$—	$—
Gross Profit	$92.7	$145.2	$118.2	$94.6	$76.7
General & Administrative Expenses	$(15.3)	$(26.7)	$(24.9)	$(18.4)	$(18.6)
Depreciation & Amortization	$(38.2)	$(55.3)	$(38.0)	$(37.1)	$(35.1)
Operating Profit	$39.2	$63.1	$55.4	$39.0	$23.0
Share-Based Compensation (included in G&A expense)	$2.8	$4.0	$1.9	$0.1	$—
Depreciation and Amortization Add-back	$38.2	$55.3	$38.0	$37.1	$35.1
Other Non-cash Add-backs	$—	$—	$—	$—	$—
EBITDA	$80.2	$122.4	$95.2	$76.3	$58.1
Less: Depreciation & Amortization (excluding amortization of financing fees)	$(37.7)	$(54.5)	$(37.3)	$(36.9)	$(35.0)
EBIT	$42.5	$67.9	$57.9	$39.3	$23.1
Less: Cash Taxes at 0.0%	$—	$—	$—	$—	$—
After Tax EBIT	$42.5	$67.9	$57.9	$39.3	$23.1
Plus: Depreciation & Amortization (excluding amortization of financing fees)	$37.7	$54.5	$37.3	$36.9	$35.0
Less: Growth Capital Expenditures	$(56.5)	$(52.9)	$—	$—	$—
Less: Dry Docking / BWTS Capital Expenditures	$(6.3)	$(9.1)	$(2.6)	$(9.5)	$(3.9)
Plus/Less: Changes in Working Capital	$—	$—	$—	$—	$—
Unlevered Free Cash Flow	$17.3	$60.3	$92.6	$66.8	$54.2
The Financial Projections were prepared based on the following assumptions regarding the time charter equivalent revenue (“TCE”) per day from each of the Company’s supramax and ultramax drybulk vessels and its handysize drybulk vessels during the period indicated below. TCE is defined for these purposes as vessel revenue less voyage expense. The inclusion of the TCE amounts should not be regarded as an indication that the Company, TMI or any of their respective affiliates or any directors, officers, employees or advisors of the foregoing, or any other recipient of this information, considered, or now considers, these TCE assumptions to be necessarily predictive of any actual future TCE amounts. Actual TCE amounts for periods and vessel types indicated may differ materially from the TCE assumptions reflected below due to numerous factors, including market factors.
Daily TCE Assumption	2H 2022E	2023E	2024E	2025E	2026E
Supramax/Ultramax Vessels	$22,667	$20,000	$18,214	$16,427	$14,641
Handysize Vessels	$20,400	$18,000	$16,122	$14,243	$12,365
Intent to Tender.
To the knowledge of the Company after making reasonable inquiry, the Company’s executive officer and all of its directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Item 5.	Persons/Assets Retained, Employed, Compensated or Used.
Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer or related matters.

Information pertaining to Jefferies, which was engaged as the Company’s financial advisor and not to make any solicitation or recommendation in connection with the Offer or otherwise, is set forth in Item 4 under the subsection entitled “—Opinion of Jefferies LLC, the Company’s Financial Advisor” and is incorporated into this Item 5 by reference.
Information pertaining to Provenance Capital, which was engaged as the Company’s independent financial advisor and not to make any solicitation in connection with the Offer or otherwise, is set forth in Annex C under the subsections entitled “4.7 Interests of the IFA in Shares”, “4.8 Dealings in Shares by the IFA” and the section entitled “Advice of the IFA” and is incorporated into this Item 5 by reference.
Members of the M&A Committee are also entitled to receive compensation for their services. Additional information pertaining to the compensation payable to the members of the M&A Committee in Item 3 under the caption “—Compensation to Members of the M&A Committee” is incorporated into this Item 5 by reference.
Neither the Company, nor any person acting on its behalf, has or currently intends to employ, retain or agree to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.
Item 6.	Interest in Securities of the Subject Company.
Information regarding the beneficial ownership of shares by the current executive officer and directors of the Company in Item 3 under the caption “Arrangements with Current Executive Officer and Directors of the Company—Consideration for Shares Tendered Pursuant to the Offer” is incorporated into this Item 6 by reference.
No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of the Company, except for the transactions set forth below.
Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Mark Koen	September 16, 2022	10,000	US $23.3943	Sale
PSG Asset Management Pty Ltd.	October 7, 2022	146,523	ZAR 428.8271	Sale
PSG Asset Management Pty Ltd.	October 10 to 13, 2022	845,401	ZAR 453.3107	Sale
Item 7.	Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.
Unless otherwise permitted under the Implementation Agreement, the Company and its subsidiaries are prohibited from taking any of the following actions, and are required to direct their representatives not to take any of the following actions until the Acceptance Time or, if earlier, the termination of the Implementation Agreement in accordance with its terms: (i) soliciting any inquiries, proposals or offers with respect to or that would reasonably be expected to lead to a Company Acquisition Proposal (as defined in the Offer to Purchase in the section “Special Factors—Section 6. Summary of the Implementation Agreement”) or engage in any discussions or negotiations with respect thereto; (ii) approve, or recommend, or publicly propose to approve, or recommend, any Company Acquisition Proposal; (iii) enter into any implementation agreement, merger agreement, acquisition agreement, letter of intent or other similar agreement providing for any Company Acquisition Proposal (other than certain confidentiality agreements), or (iv) resolve or agree to do any of the foregoing. In addition, the Company has agreed to comply with certain procedures in the event that the Company receives an unsolicited Company Acquisition Proposal.

The information contained in this Schedule 14D-9 set forth above under the caption “The Solicitation or Recommendation—Background and Reasons for the Company’s Board Recommendation” is incorporated into this Item 7 by reference. The information contained in the Offer to Purchase under the caption “SPECIAL FACTORS—Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer” is also incorporated into this Item 7 by reference.

Item 8.	Additional Information.
Conditions of the Offer.
The information set forth in this Schedule 14D-9 under the caption “Identity and Background of Filing Person—Tender Offer” and in the Offer to Purchase under the caption “THE OFFER—Section 11. Conditions to the Offer” is incorporated into this Item 8 by reference.
Objection Rights.
No objection rights are afforded under Singapore law.
Legal Proceedings.
To our knowledge, as of the date of this Schedule 14D-9, there are no legal proceedings pending relating to the Offer.
Shareholder Approval Not Required.
No votes or consents of the shareholders of the Company will be necessary to effect and consummate the Offer.
Anti-Takeover Statutes.
Many states and foreign jurisdictions have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any state or foreign jurisdiction anti-takeover laws or regulations that are applicable to the Implementation Agreement and the transactions contemplated thereby, and have not attempted to comply with any state anti-takeover or foreign jurisdiction laws or regulations. In the event it is asserted that any such provisions apply to the Offer, the Company, TMI and the Offeror may be required to take certain actions with respect to such provisions.
Regulatory Approvals.
Competition Laws
TMI, the Offeror and the Company conduct business in many foreign countries. In connection with the transactions contemplated by the Implementation Agreement, the laws of certain of these foreign countries may require TMI, the Offeror and the Company or certain of their subsidiaries and affiliates to make filings and provide information and documents to, and obtain approval of or wait for the elapse or termination of waiting periods of, governmental authorities. Competition authorities in these and other jurisdictions may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the Offer, or seek divestiture of the Shares acquired by the Offeror or the divestiture of substantial assets of TMI, the Company or their respective subsidiaries. There can be no assurance that TMI and the Company will obtain all required foreign antitrust approvals or clearances or that foreign competition authorities will not make a challenge to the transactions contemplated by the Implementation Agreement, or, if such challenge is made, the result of that challenge.
TMI and the Offeror applied for approval of the Offer by the South African Competition Commission under the Competition Act No. 89 of 1998 (as amended) in September 2022. The South African Competition Commission granted this approval on October 19, 2022.
South Africa Reserve Bank
The Offeror applied for the written approval of the Financial Surveillance Department of the South African Reserve Bank for the Offer and related payments for the Shares that are listed on the JSE, as well as for a potential delisting of the Shares from the JSE on September 28, 2022. This approval was granted on October 3, 2022.
Other Regulatory Approvals
The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the forgoing filings and approvals, and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company is qualified to do business) that would be required for TMI’s or the Offeror’s acquisition or ownership of the Shares pursuant to the Offer.

Annual and Quarterly Reports.
The audited consolidated financial statements of the Company appearing in the Company's Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on March 25, 2022 and the unaudited interim condensed consolidated financial statements of the Company as at June 30, 2022 and for the six month periods ended June 30, 2022 and 2021 included in Form 6-K furnished to the SEC on August 17, 2022 are incorporated herein by reference. Copies of the foregoing are accessible at the SEC’s website (www.sec.gov) and at the Company’s website (www.grinshipping.com/Content/FinancialResults) and are available for inspection and copying by any interested security holder of the Company or any representative of such holder who has been so designated in writing, at the principal executive offices of the Company during normal business hours.
Schedule 13E-3.
Each of TMI (jointly with the Offeror) and the Company has separately filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the Offer, which may be amended from time to time to report any material changes in the information set forth in the most recent Schedule 13E-3 filed.
Singapore Code Requirements.
Certain additional information is provided solely for purposes of complying with the Singapore Code and is set forth in Annex C hereto.
Cautionary Note Regarding Forward-Looking Statements.
This Schedule 14D-9 contains or incorporates by reference statements forward-looking statements regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Forward-looking statements include but are not limited to those using words such as “expect”, “anticipate”, “believe”, “estimate”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “if”, “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect the Company’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. These forward-looking statements are subject to risks and uncertainties including, among other things, satisfaction or waiver of the conditions precedent set forth in the Implementation Agreement (including by reason of the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to whether and how many Company shareholders will tender their Shares into the Offer and the possibility that the transactions contemplated by the Implementation Agreement are not consummated; disruption from the announced Offer by TMI making it more difficult to maintain business and operational relationships and significant transaction costs. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders should not place undue reliance on such forward-looking statements, and the Company undertakes no obligation to update publicly or revise any forward-looking statements, subject to compliance with all applicable laws and regulations and/or the rules of NASDAQ, JSE and/or any other regulatory or supervisory body or agency. A further description of risks and uncertainties relating to the Company can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 25, 2022, and in the subsequent interim financial information included in the Company Report on Form 6-K furnished to the SEC on August 17, 2022, all of which are available for free at the SEC’s website at www.sec.gov. Copies of these documents are also available free of charge on the Company’s internet website at grinshipping.com/investorrelations.
Responsibility Statement.
The directors of the Company (including those who may have delegated supervision of the preparation of this communication) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Schedule 14D-9 are fair and accurate and that no material facts have been omitted from this Schedule 14D-9, the omission of which would make any statement in this communication misleading; and the directors of the Company jointly and severally accept responsibility accordingly.
Where any information in this communication has been extracted or reproduced from published or otherwise publicly available sources or obtained from TMI or the Offeror, the sole responsibility of the directors of the

Company has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this communication. The directors of the Company do not accept any responsibility for any information relating to TMI or the Offeror or any opinion expressed by TMI or the Offeror.
In respect of the letters delivered by the IFA, attached as Exhibits 4 and 6 of Annex C, the sole responsibility of the Directors has been to ensure that the facts stated with respect to the Company are fair and accurate.

Item 9. Exhibits.
Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated October 28, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on October 28, 2022 by TMI and the Offeror).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Trust Companies Depository Trust Company Participants, Banks or Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(iv)
Form of Letter to Clients for use by Brokers, Dealers, Trust Companies Depository Trust Company Participants, Banks or Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)(i)*	Opinion of Jefferies LLC to the Company Board, dated October 9, 2022 (included as Annex B to this Schedule 14D-9).
(a)(5)(ii)*
Letter to Shareholders of the Company, dated October 28, 2022, from Michael Hankinson, Chairman of the Company, and Stephen Griffiths, Chief Financial Officer and Interim Chief Executive Officer of the Company.

(a)(5)(iii)
Joint Announcement regarding Voluntary Conditional General Offer for the Company by Offeror, a wholly-owned subsidiary of TMI, dated October 12, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by TMI with the SEC on October 12, 2022).

(a)(5)(iv)
Clarificatory Announcement regarding Voluntary Conditional Cash Offer for the Company by Offeror, a wholly-owned subsidiary of TMI, dated October 14, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by TMI with the SEC on October 14, 2022).

(a)(5)(v)	Press Release issued by the Company, dated October 12, 2022 (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K furnished to the SEC on October 12, 2022).
(a)(5)(vi)	Possible Offer Announcement issued by TMI, dated August 29, 2022 (incorporated by reference to Exhibit 99.1 to TMI’s Schedule TO-C filed with the SEC on August 29, 2022).
(a)(5)(vii)	Holding Announcement issued by the Company, dated August 29, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed with the SEC on August 29, 2022).
(a)(5)(viii)
Agreement for the sale and purchase of certain shares of the Company, dated December 10, 2021, between Industrial Partnership Investments Proprietary Limited, Remgro Limited, Offeror and TMI (incorporated by reference to Exhibit 99.1 to Schedule 13D, filed with the SEC on December 20, 2021.)

(e)(i)
Transaction Implementation Agreement, dated October 11, 2022, by and among TMI, the Offeror and the Company (incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K furnished to the SEC on October 12, 2022).

(e)(ii)
Tender and Support Agreement, dated as of October 11, 2022, by and among TMI, Offeror, and Grindrod Investments Proprietary Limited (incorporated by reference to Exhibit 99.7 to the Schedule 13-D/A filed by TMI with the SEC on October 12, 2022).

(e)(iii)
Tender and Support Agreement, dated October 11, 2022, by and among TMI, Offeror and Michael Hankinson (incorporated by reference to Exhibit 99.8 to the Schedule 13-D/A filed by TMI with the SEC on October 12, 2022).

(e)(iv)	Exclusivity Extension, dated September 28, 2022, by and between TMI and the Company (incorporated by reference to Exhibit 99.5 to the Schedule 13-D/A filed by TMI with the SEC on September 30, 2022).
(e)(v)	Offer Letter dated August 25, 2022, by TMI (incorporated by reference to Exhibit 99.2 to the Schedule 13-D/A filed by TMI with the SEC on August 29, 2022).
(e)(vi)	Exclusivity Agreement, dated August 25, 2022, by and between TMI and the Company (incorporated by reference to Exhibit 99.4 to the Schedule 13-D/A filed by TMI with the SEC on August 29, 2022).
(e)(vii)	Confidentiality Agreement dated August 24, 2022, by and between TMI and the Company (incorporated by reference to Exhibit 99.3 to the Schedule 13-D/A filed by TMI with the SEC on August 29, 2022).

Exhibit Number	Description
(e)(viii)
Letter to Holders of outstanding awards granted under the Grindrod Shipping Holdings Ltd. 2018 Forfeitable Share Plan, dated October 28, 2022 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(ix)
Awards Election Opportunity regarding Voluntary Conditional General Offer Offeror, a wholly-owned subsidiary of TMI for the Company, dated October 28, 2022 (incorporated by reference to Exhibit (d)(1) to the Schedule TO).

(e)(x)	2018 Forfeitable Share Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement filed with the SEC on March 11, 2022).
(e)(xi)*	2018 Forfeitable Share Plan, as amended at the Company’s 2022 Annual General Meeting.
(e)(xii)	Form of Non-Executive Director Appointment Letter (incorporated by reference to Exhibit 4.19 to the Company’s Amendment to Form 20-F filed with the SEC on June 2, 2018).
(e)(xiii)	Constitution of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Form 20-F filed with the SEC on March 25, 2022).
*	Filed herewith

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Grindrod Shipping Holdings Ltd.

By:	/s/ Stephen Griffiths
Name:	Stephen Griffiths
Title:	Chief Financial Officer and Interim Chief
Executive Officer
Dated: October 28, 2022

Annex A
Business and Background of the Company’s Directors
Directors.
Michael Hankinson has served as Chairman of the Company Board since July 15, 2020 and has served as a member of the Company Board since June 20, 2018. Mr. Hankinson is a member of the Company’s Audit and Risk Committee and its Compensation and Nomination Committee. Mr. Hankinson has served as a director of Grindrod Limited since 2009, as its Non-Executive Chairman from 2014 to 2017, and as its Executive Chairman from August 2017 to November 2018 at which time he once again became its Non-Executive Chairman. Mr. Hankinson has also been the non-executive Chairman of the Spar Group Limited from 2004 until his retirement on February 28, 2021. In 1997, Mr. Hankinson was appointed the Chief Executive at Dunlop Limited, a tire and rubber manufacturer listed on the Johannesburg Stock Exchange, and held this position until 2006. In 1976, Mr. Hankinson joined Romatex Limited as Financial Manager and in 1994 was appointed as Chief Executive Officer. Mr. Hankinson has also held numerous non-executive positions on various boards related to the textile, tire and sugar industries as well as Transnet Limited. Mr. Hankinson qualified as a Chartered Accountant (South Africa) in 1976 after completing his articles at Deloitte and Touche. Mr. Hankinson holds South African citizenship.
Stephen Griffiths1 has served as a member of the Company Board and as Chief Financial Officer since November 7, 2017, and was appointed as the Interim Chief Executive Officer on May 1, 2022. Mr. Griffiths also served as Chief Financial Officer of Grindrod Limited’s shipping business from April 2009 and joined Grindrod Limited in 2004 as Group Financial Manager. Previously, Mr. Griffiths worked for the Reunert Group from 1989 to 2003 in financial management roles. Mr. Griffiths qualified as a Chartered Accountant (South Africa) in 1985 and completed his articles at Hudson, Langham, Morrison and Co. Mr. Griffiths holds South African citizenship.
John Herholdt has served as a member of the Company Board since November 6, 2017, and serves as the Chairman of the Company’s Compensation and Nomination Committee and as a member of the Company’s Audit and Risk Committee. Between 2012 and 2015, Mr. Herholdt consulted the Maitland Group. From 1987 to 2012, Mr. Herholdt served as a London-based senior partner of the Maitland Group with offices in Europe, South Africa and North America among other locations. Mr. Herholdt also served as a Director on the boards of several of the Maitland Group’s subsidiaries. The London office of Shepstone and Wylie was established by Mr. Herholdt in 1985 and in 1987 merged the Shepstone and Wylie operation with that of the Maitland Group’s, then the offshore arm of the South African law firm Webber Wentzel. He remained associated with Shepstone and Wylie until 2012. In 1984, Mr. Herholdt joined the South African law firm Shepstone and Wylie as a senior partner in the maritime department, acting primarily for vessel owners and P&I Clubs. In 1979, Mr. Herholdt was appointed a Director of Leo Raphaely and Sons, an international commodity trading firm. From 1972 to 1979, Mr. Herholdt was a partner of the law firm Goodrickes and specialized in maritime and commodities law. His responsibilities included all maritime and commodity issues, as well as legal, commercial, and tax matters. Mr. Herholdt obtained his Bachelor of Arts in Law Degree in 1969 and his Bachelor of Laws degree in 1971, and was admitted as an attorney of the Supreme Court of South Africa in 1972. Mr. Herholdt holds both British and South African citizenship.
Quah Ban Huat has served as a member of the Company Board since November 2, 2017, and serves as the Chairman of the Company’s Audit and Risk Committee and as a member of the Company’s Compensation and Nomination Committee. Mr. Quah is a principal advisor at KPMG Corporate Finance and specializes in mergers & acquisitions, structuring and financing. In addition, Mr. Quah is also a director of AP Oil International Limited, Samudera Shipping Line Ltd, Primeur Holdings Pte. Ltd. and its subsidiary. Prior to that, Mr. Quah served as a director on the boards of mDR Ltd from 2014 to 2017 and Croesus Asset Management Pte. Ltd. (the trustee manager of Croesus Retail Trust) from 2012 to 2017. Prior to this Mr. Quah held various key finance positions including Regional Business Area Controller at Deutsche Bank for its Asia Pacific Money Markets and Treasury operations, Group Finance Director at the IMC Group, and Chief Financial Officer at City Gas Pte. Ltd. and Rickmers Trust Management Pte. Ltd. (the trustee manager of Rickmers Maritime Trust). Mr. Quah qualified as an accountant with the Institute of Chartered Accountants of England and Wales and the Association of Certified Chartered Accountants. He completed his articles with Benjamin Taylor & Co and was a manager at the banking division of Coopers and Lybrand prior to joining Deutsche Bank in London. Mr. Quah holds Singaporean citizenship.
[1]	Mr. Griffiths serves as an executive officer and director of the Company.
A-1

Murray Grindrod has served as a member of the Company Board since December 21, 2020. Since 1997 Mr. Grindrod has held various management roles within Grindrod Limited across its shipping, investments and freight logistics businesses. Mr. Grindrod currently serves as a Director of a number of Grindrod Limited’s subsidiaries, including Grindrod Bank Limited, and is currently employed at Grindrod Limited where his responsibilities include treasury and investments. Mr. Grindrod has a number of years of experience in the Grindrod Shipping Group, both prior to and after its spin-off from Grindrod Limited. From 1993 to 1996, Mr. Grindrod worked in the corporate finance and corporate banking divisions of The Standard Bank of South Africa Limited group. Mr. Grindrod graduated from the University of Cape Town, South Africa in 1989 with a Bachelor of Arts degree. Mr. Grindrod holds South African citizenship.
Paul Over has served as a member of the Company Board since February 17, 2022. Mr. Over joined Pacific Basin from its inception in 1987 as a founder and subsequent COO of the listed entity before retiring from that position in 2006. Mr. Over held positions as independent non-executive director within the Baltic Exchange as a Director, Vice Chairman of the main company and as Chairman of its Freight Futures subsidiary, Baltic Exchange Derivatives Trading Ltd. Mr. Over also held independent non-executive director positions with Carisbrooke Shipping Ltd., Runciman Investments Ltd., Epic Gas Pte. Ltd. and the London P&I Club. Mr. Over is currently an independent non-executive director of Asia Maritime Pacific of Hong Kong, a director of Taylor Maritime (HK) Ltd and a member of the Owners Board of the UK P&I Club. Mr. Over joined the London shipbroking company of Eggar Forrester Ltd in 1976 after being at sea with Kristian Jebsen A/S. Mr. Over then joined Jardine, Matheson & Co., Limited, working first for their London based shipbroking company, Howe Robinson, before transferring to Hong Kong in 1980 to the group’s ship owning division. He left Jardines in 1984 to join the Continental Grain Company in Hong Kong where he was responsible for their Far East and Australian freight activities. Mr. Over holds British citizenship.
A-2

Annex B
Opinion of Jefferies LLC
October 9, 2022
The Board of Directors
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763
The Board of Directors:
We understand that Grindrod Shipping Holdings Ltd., a company incorporated under the laws of Singapore (“Grindrod”), Taylor Maritime Investments Limited, a Guernsey company limited by shares (“Taylor”), and Good Falkirk (MI) Limited, a Republic of Marshall Islands company and wholly owned subsidiary of Taylor (“Good Falkirk”), propose to enter into a Transaction Implementation Agreement (the “Agreement”) pursuant to which Taylor will acquire Grindrod (such acquisition, the “Transaction”). As more fully described in the Agreement, among other things, Good Falkirk will commence a tender offer to acquire all issued ordinary shares in the capital of Grindrod (“Grindrod Shares”), other than Grindrod Shares held in treasury or held by Good Falkirk, at a price of US$21.00 per Grindrod Share in cash (the “Offer Price” and, such tender offer, the “Offer”), subject to certain adjustments as specified in the Agreement (as to which adjustments we express no opinion), to be paid in conjunction with a special cash dividend from Grindrod of US$5.00 per Grindrod Share (the “Special Dividend”), representing total consideration to holders of Grindrod Shares of US$26.00 in cash per Grindrod Share (such total consideration, the “Consideration”). The terms and conditions of the Offer and related transactions, including a potential compulsory acquisition of Grindrod Shares not tendered in the Offer, and the declaration and payment of the Special Dividend are more fully set forth in the Agreement.
You have asked for our opinion as to whether the Consideration to be paid to holders of Grindrod Shares (other than Taylor, Good Falkirk and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.
In arriving at our opinion, we have, among other things:
(i)	reviewed a draft, provided to us on October 7, 2022, of the Agreement;
(ii)	reviewed certain publicly available financial and other information relevant to Grindrod and its vessels;
(iii)
reviewed certain information furnished to us by the management of Grindrod relating to the business, operations and prospects of Grindrod, including financial forecasts and estimates furnished to or discussed with us by the management of Grindrod;

(iv)
held discussions with members of the senior management of Grindrod regarding the business, operations and prospects of Grindrod, its vessels and the other matters described in clauses (ii) and (iii) above;

(v)	reviewed the share trading price history for Grindrod and the implied trading multiples of Grindrod and certain publicly traded companies that we deemed relevant in evaluating Grindrod;
(vi)	reviewed, to the extent publicly available, financial terms of certain transactions that we deemed relevant in evaluating the Transaction; and
(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.
In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Grindrod or that was publicly available to us (including, without limitation, the information described above) or otherwise reviewed by us. We have relied on assurances of the management and other representatives of Grindrod that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In our review, we have not made or, other than certain third-party vessel valuations, obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor have we conducted a physical inspection of any of the properties, vessels or facilities, of Grindrod or any other entity and we assume no

The Board of Directors
Grindrod Shipping Holdings Ltd.
October 9, 2022
responsibility to obtain or conduct any such evaluations, appraisals or physical inspections. We have not evaluated the solvency or fair value of Grindrod or any other entity under any laws relating to bankruptcy, insolvency or similar matters. Our analyses and opinion also do not consider any actual or potential arbitration, litigation, claims or possible unasserted claims, investigations or other proceedings to which Grindrod or any of its affiliates are or in the future may be a party or subject.
With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised, and we have assumed, that the financial forecasts and estimates relating to Grindrod that we have been directed to utilize for purposes of our analyses and opinion have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Grindrod as to, and are an appropriate basis upon which to evaluate, the future financial performance of Grindrod and the other matters covered thereby. We understand that the financial statements, forecasts and other information relating to Grindrod were prepared in accordance with international financial reporting standards (“IFRS”) and we have assumed that any reconciliations or other differences with respect to such financial statements, forecasts and other information between IFRS and U.S. generally accepted accounting principles will not be meaningful in any respect to our analyses or opinion. We express no opinion as to any financial forecasts or estimates or the assumptions on which they are based.
We have relied upon the assessments of the management of Grindrod as to, among other things, (i) the potential impact on Grindrod of market, competitive, macroeconomic, geopolitical, cyclical, seasonal and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the maritime shipping industry and the geographic regions in which Grindrod operates, including with respect to charter rates, spot markets and exchange rates and demand for iron ore, coal and other commodities, which are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses or opinion, (ii) the terms under which certain vessels of Grindrod are chartered, including any related purchase options, and the age, market value and other conditions of or relating to Grindrod’s vessels, (iii) implications for Grindrod’s business of the global COVID-19 pandemic and (iv) Grindrod’s existing and future agreements and other arrangements involving, and ability to attract, retain and/or replace, key employees, customers, third-party technical and other managers, local shipping agents, port and terminal operators and other commercial relationships. We have assumed that there will not be any developments with respect to any such matters that would have an adverse effect on Grindrod or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion.
Our opinion is based on economic, monetary, regulatory, market and other conditions existing, and which can be evaluated, as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. As you are aware, the credit, financial and stock markets, the industry in which Grindrod operates and the securities of Grindrod have experienced and may continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on Grindrod or the Transaction or as to any currency or exchange rate fluctuations.
We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to Grindrod or the Transaction and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to Grindrod and/or the Board of Directors of Grindrod (the “Board”), including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Grindrod or the Transaction and legal, regulatory, accounting and tax consequences to Grindrod or its securityholders of the terms of, and transactions contemplated by, the Agreement and related documents. We have assumed that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transaction or otherwise, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on Grindrod or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the final Agreement, when signed by the parties thereto, will not differ from the draft reviewed by us in any respect meaningful to our analyses or opinion.

The Board of Directors
Grindrod Shipping Holdings Ltd.
October 9, 2022
Our opinion does not address the relative merits of the Transaction or other transactions contemplated thereby as compared to any alternative transaction or opportunity that might be available to Grindrod, nor does it address the underlying business decision by Grindrod to engage in the Transaction or other transactions contemplated thereby or the terms of the Agreement or related documents, including the form or structure of the Consideration or the Transaction, the treatment of equity-based awards granted by Grindrod, including any special dividend equivalent payments or equity issuances in connection with such awards, or any term, aspect or implication of any tender and support agreement or any other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, of the Consideration to be paid to holders of Grindrod Shares (to the extent expressly specified herein), without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) which may distinguish such holders or the securities of Grindrod held by such holders, and our opinion does not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of Grindrod or otherwise. We have not been asked to, and our opinion does not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of Grindrod or any other party. Furthermore, we express no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise. We also express no view or opinion as to the prices at which Grindrod Shares or any other securities of Grindrod may trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.
It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Consideration from a financial point of view. Our opinion does not constitute a recommendation as to whether any securityholder should tender Grindrod Shares in the Offer or how the Board or any securityholder should vote or act with respect to the Transaction or any other matter.
We have been engaged to act as financial advisor to the Board in connection with the Transaction and will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the Offer. In addition, Grindrod has agreed to reimburse us for expenses incurred in connection with our engagement and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.
As you are aware, we and our affiliates in the past have provided and in the future may provide financial advisory or financing services to Grindrod and its affiliates, for which services we and our affiliates have received or may receive compensation, including, during the approximately two-year period prior to the date hereof, having acted as sole bookrunning manager for an underwritten secondary offering of Grindrod Shares. As you also are aware, we and our affiliates in the past have provided and in the future may provide financial advisory or financing services to Taylor and its affiliates, for which services we and our affiliates have received or may receive compensation, including, during the approximately two-year period prior to the date hereof, having acted as sole global coordinator, sponsor and sole bookrunner for an initial public offering and certain follow-on and secondary offerings of ordinary shares of Taylor. In the ordinary course of business, we and our affiliates may trade or hold securities or financial instruments (including loans and other obligations) of Grindrod, Taylor and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities or financial instruments.
Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Grindrod Shares (other than Taylor, Good Falkirk and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,

Jefferies LLC

Annex C
General Information
required to be provided to Grindrod Shareholders
in accordance with the Singapore Code on Take-Overs and Mergers
The information set out in this Annex has been included solely for compliance with the Singapore Code. Unless otherwise defined in this Annex, all capitalised terms shall have the meanings ascribed to them in this Schedule 14D-9.
1.	DIRECTORS
The names, addresses and designations of the directors of the Company (the “Directors”) as at the 21 October 2022, being the latest practicable date prior to the date of this Schedule 14D-9 (the “Latest Practicable Date”) are set out below:
Name	Address	Designation
Mr Michael John Hankinson	60 Lakewood Village, East Cliff, Hermanus 7200, South Africa	Non-Executive Chairman
Mr John Peter Herholdt	2 Doneraile Street, London SW6 6EN, United Kingdom	Non-Executive Director
Mr Murray Paul Grindrod	19 Eastbourne Road, Morningside, Durban 4001, South Africa	Non-Executive Director
Mr Quah Ban Huat	116 Arthur Road, #10-03 MIA Place, Singapore 439830	Non-Executive Director
Mr Stephen William Griffiths	51 Hythe Road, Serangoon Garden Estate, Singapore 557532	Interim Chief Executive Officer and Chief Financial Officer
Mr Paul Charles Over	21 Shek O Headland Hong Kong	Non-Executive Director
2.	PRINCIPAL ACTIVITIES
The Company is a global provider of maritime transportation services, predominantly in the drybulk sector. The Company was incorporated as a private company, Grindrod Shipping Holdings Pte. Ltd., on 2 November 2017 in accordance with the laws of the Republic of Singapore for the purpose of acquiring the shipping business from Grindrod Limited, a public company incorporated in accordance with the laws of the Republic of South Africa. On 25 April 2018, Grindrod Shipping Holdings Pte. Ltd. was converted from a private company to a public company incorporated in accordance with the laws of the Republic of Singapore and changed its name to Grindrod Shipping Holdings Ltd. The Company became a publicly traded company with its shares listed on the NASDAQ in the United States on 18 June 2018 under the symbol “GRIN”, and obtained a secondary listing on the Main Board of the JSE on 19 June 2018 under the symbol “GSH”.
The Company is headquartered in Singapore, with offices around the world including London, Durban, Tokyo and Rotterdam. The Company focuses on smaller, geared vessel categories similar to those of TMI's fleet. The Company owns 25 vessels which are mostly Japanese built, including 15 Handysize vessels (11 Japanese built) and 10 Supramax and Ultramax vessels (all Japanese built), with an average age of eight years. The Company also has six vessels in its chartered in fleet with purchase options on four. The Company has a longstanding history in shipping, its business having been founded in South Africa in 1910. Since the Company’s listing in 2018 it has streamlined its asset ownership structure and concentrated on drybulk.
3.	SHARE CAPITAL
3.1	Issued Share Capital
As at the Latest Practicable Date, there is only one class of shares in the capital of the Company comprising the Shares and the issued and fully paid-up share capital of the Company is US$320,683,001, comprising 18,996,493 Shares, excluding treasury shares.

The Company has not issued any Shares since the end of the financial year ended 31 December 2021 (“FY2021”).
3.2	Rights in Respect of Capital, Dividends and Voting
The rights of shareholders of the Company (the “Grindrod Shareholders”) in respect of capital, dividends and voting are set out in the Constitution. Selected texts of the Constitution relating to the same have been extracted and reproduced in Exhibit 1 of this Annex.
3.3	Convertible Securities
Save as disclosed below and in this Schedule 14D-9, the Company has not issued any other instruments convertible into, rights to subscribe for and options in respect of the Shares and securities which carry voting rights affecting Shares that are outstanding as at the Latest Practicable Date.
As at the Latest Practicable Date, there are 475,515 outstanding awards of Company Forfeitable Shares, pursuant to which 475,515 Shares are issuable.
4.	DISCLOSURE OF INTERESTS
4.1	Interests of the Company in Offeror Shares and Offeror Convertible Securities
As at the Latest Practicable Date, neither the Company nor its subsidiaries1 have any direct or indirect interests in issued ordinary shares in the Offeror (“Offeror Shares”) or convertible securities, warrants, options and derivatives in respect of, Offeror Shares or securities which carry voting rights in the Offeror (“Offeror Convertible Securities”).
4.2	Dealings in Offeror Shares and Offeror Convertible Securities by the Company
As at the Latest Practicable Date, neither the Company nor its subsidiaries have dealt in Offeror Shares or Offeror Convertible Securities during the period commencing six months prior to 29 August 2022, being the Disclosure Date, and ending on the Latest Practicable Date.
4.3	Interests of Directors in Offeror Shares and Offeror Convertible Securities
As at the Latest Practicable Date, none of the Directors has any direct or indirect interests in Offeror Shares or Offeror Convertible Securities.
4.4	Dealings in Offeror Shares and Offeror Convertible Securities by Directors
As at the Latest Practicable Date, none of the Directors has dealt in Offeror Shares or Offeror Convertible Securities during the period commencing six months prior to 29 August 2022, being the Disclosure Date, and ending on the Latest Practicable Date.
4.5	Interests of Directors in Shares and Company Convertible Securities
Save as disclosed below, as at the Latest Practicable Date, none of the Directors has an interest, direct or indirect, in the Shares or convertible securities, warrants, options and derivatives in respect of Shares or securities which carry voting rights in the Company (“Company Convertible Securities”).
Name	Interest in Shares
	Direct		Deemed		No. of outstanding awards of Company Forfeitable Shares
	No. of Shares	%[1]	No. of Shares	%[1]
Mr Stephen William Griffiths	79,830	0.420	—	—	100,668
Mr Michael John Hankinson	16,423	0.086	200[2]	0.001	4,166
Mr John Peter Herholdt	9,412	0.050	—	—	3,333
[1]	In this Annex, the expression “subsidiary” or “subsidiaries” shall have the same meaning as ascribed to it in the Companies Act 1967 of Singapore.

Name	Interest in Shares
	Direct		Deemed		No. of outstanding awards of Company Forfeitable Shares
	No. of Shares	%[1]	No. of Shares	%[1]
Mr Murray Paul Grindrod	49,278	0.259	1,424,853[3]	7.501	2,023
Mr Quah Ban Huat	9,412	0.050	—	—	3,333
Mr Paul Charles Over	1,818	0.010	—	—	2,023
Notes:
(1)	As applicable, percentage interest is rounded to three decimal places, and based on the total number of Shares of 18,996,493 Shares, excluding treasury shares, as at the Latest Practicable Date.
(2)
Mr Michael John Hankinson is deemed to have an interest in the 200 Shares held by his spouse. However, for the avoidance of doubt, he does not have any beneficial interest in such Shares held by his spouse.

(3)
Mr Murray Paul Grindrod is deemed to have an interest in the 1,424,853 Shares which comprise 540 Shares held by his spouse, and an effective interest held by Nailsea Trust in 1,424,313 Shares. Mr Murray Paul Grindrod is a trustee and one of the discretionary beneficiaries of Nailsea Trust, which holds an indirect interest of approximately 74.08 per cent. of the 1,922,740 Shares held by Grindrod Investments Pty Ltd.

4.6	Dealings in Shares and Company Convertible Securities by Directors
Save as disclosed below, as at the Latest Practicable Date, none of the Directors has dealt in the Shares or Company Convertible Securities during the period commencing six months prior to 29 August 2022, being the Disclosure Date, and ending on the Latest Practicable Date.
Name	Date	No. of Shares Dealt	Transaction Price Per Share	Nature of Transaction
Mr Stephen William Griffiths	1 March 2022	72,333	US$25.58	Vesting of outstanding awards of Company Forfeitable Shares
Mr Stephen William Griffiths	2 March 2022	20,766	US$26.69	Sale of Shares
Mr Stephen William Griffiths	3 March 2022	7,436	US$27.00	Sale of Shares
Mr Stephen William Griffiths	29 April 2022	35,000	—	Grant of awards of Company Forfeitable Shares
Mr Michael John Hankinson	5 July 2022	13,548	US$17.53	Vesting of outstanding awards of Company Forfeitable Shares
Mr John Peter Herholdt	5 July 2022	9,412	US$17.53	Vesting of outstanding awards of Company Forfeitable Shares
Mr Murray Paul Grindrod	5 July 2022	4,278	US$17.53	Vesting of outstanding awards of Company Forfeitable Shares
Mr Quah Ban Huat	5 July 2022	9,412	US$17.53	Vesting of outstanding awards of Company Forfeitable Shares
Mr Paul Charles Over	5 July 2022	1,818	US$17.53	Vesting of outstanding awards of Company Forfeitable Shares
Mr Michael John Hankinson	6 October 2022	4,166	—	Grant of awards of Company Forfeitable Shares

Name	Date	No. of Shares Dealt	Transaction Price Per Share	Nature of Transaction
Mr John Peter Herholdt	6 October 2022	3,333	—	Grant of awards of Company Forfeitable Shares
Mr Murray Paul Grindrod	6 October 2022	2,033	—	Grant of awards of Company Forfeitable Shares
Mr Quah Ban Huat	6 October 2022	3,333	—	Grant of awards of Company Forfeitable Shares
Mr Paul Charles Over	6 October 2022	2,033	—	Grant of awards of Company Forfeitable Shares
4.7	Interests of the IFA in Shares and Company Convertible Securities
As at the Latest Practicable Date, none of Provenance Capital Pte. Ltd., its related corporations or funds whose investments are managed by Provenance Capital Pte. Ltd. or its related corporations on a discretionary basis, own or control any Shares or Company Convertible Securities.
4.8	Dealings in Shares and Company Convertible Securities by the IFA
As at the Latest Practicable Date, none of Provenance Capital Pte. Ltd., its related corporations or funds whose investments are managed by Provenance Capital Pte. Ltd. or its related corporations on a discretionary basis, has dealt for value in the Shares or Company Convertible Securities during the period commencing six months prior to 29 August 2022, being the Disclosure Date, and ending on the Latest Practicable Date.
4.9	Interests of the Offeree FA in Shares and Company Convertible Securities
Save as disclosed below, as at the Latest Practicable Date, none of the Company’s financial advisor, Jefferies LLC (the “Offeree FA”), its related corporations or funds whose investments are managed by the Offeree FA or its related corporations on a discretionary basis, own or control any Shares or Company Convertible Securities.
Name	Direct		Deemed
	No. of Shares	%[1]	No. of Shares	%[1]
Jefferies LLC	46	0.0002	—	—
Notes:
(1)	As applicable, percentage interest is rounded to four decimal places, and based on total number of Shares of 18,996,493 Shares, excluding treasury shares, as at the Latest Practicable Date.
4.10	Dealings in Shares and Company Convertible Securities by the Offeree FA
Save as disclosed in Exhibit 2, as at the Latest Practicable Date, none of the Offeree FA, its related corporations or funds whose investments are managed by the Offeree FA or its related corporations on a discretionary basis, has dealt for value in the Shares or Company Convertible Securities during the period commencing six months prior to 29 August 2022, being the Disclosure Date, and ending on the Latest Practicable Date.
4.11	Accepting or Rejecting the Offer
It is the intention of all Directors to accept the Offer in respect of all their Shares and the Award Election Opportunity in respect of all their outstanding awards of Company Forfeitable Shares.

5.	OTHER DISCLOSURES
5.1	Directors’ Service Contracts
There are no service contracts between any Director or proposed Director with the Company or any of its subsidiaries with more than 12 months to run and which cannot be terminated by the employing company within the next 12 months without paying any compensation.
In addition, there are no service contracts entered into or amended between any Director or proposed Director with, the Company during the period commencing six months prior to 29 August 2022 being the Disclosure Date, and the Latest Practicable Date.
5.2	No Payment or Benefit to Directors
As at the Latest Practicable Date, there is no agreement, arrangement or understanding for any payment or other benefit to be made or given to any Director or to any director of any other corporation which is, by virtue of Section 6 of the Companies Act 1967 of Singapore, deemed to be related to the Company as compensation for loss of office or otherwise in connection with the Offer.
5.3	No Agreement Conditional upon Outcome of Offer
Save as disclosed below and in this Schedule 14D-9, there are no agreements or arrangements made between any Director and any other person in connection with or conditional upon the outcome of the Offer as at the Latest Practicable Date.
Michael John Hankinson, who holds 16,423 Shares, representing approximately 0.09 per cent. of the issued Shares at the Latest Practicable Date, executed a tender and support agreement with TMI and the Offeror on 12 October 2022 (the “Tender and Support Agreement”), under which he has agreed to accept the Offer, subject to the terms of the Tender and Support Agreement.
5.4	Material Contracts entered into by Offeror
There are no material contracts entered into by the Offeror in which any Director has a material personal interest, whether direct or indirect as at the Latest Practicable Date.
6.	FINANCIAL INFORMATION ON THE GRINDROD GROUP
6.1	Profit and Loss Summary
Set out below is certain financial information extracted from the Company’s annual reports for the financial year end 31 December 2019 (“FY2019”), the financial year end 31 December 2020 (“FY2020”) and FY2021 respectively and from the unaudited consolidated financial statements for the Company and its subsidiaries (the “Grindrod Group”) for the 6-month period ended 30 June 2022 (“1H2022”).
The financial information for FY2019, FY2020 and FY2021 should be read together with the audited consolidated financial statements of the Grindrod Group for the relevant years and the related notes thereto, extracted from the Company’s Annual Report on Form 20-F for FY2019, FY2020, and FY2021 and the financial information for 1H2022 should be read together with the unaudited interim condensed consolidated financial statements of the Grindrod Group for 1H2022 and the related notes thereto, extracted from the Company’s Report on Form 6-K filed by the Company with the SEC on 17 August 2022 (the “1H2022 Results Filing”). Copies of the said annual reports of the Company and the 1H2022 Results Filing are available free of charge from the SEC’s website at www.sec.gov and are also available for inspection at the registered office of the Company at 200 Cantonment Road #03-01 Southpoint Singapore 089763.
The audited statements of profit or loss of the Grindrod Group for FY2019, FY2020 and FY2021 set out below have been derived from the annual reports of the Company and were not specifically prepared for inclusion in this Schedule 14D-9.

The unaudited interim statement of profit or loss of the Grindrod Group for 1H2022 set out below has been derived from the 1H2022 Results Filing and was not specifically prepared for inclusion in this Schedule 14D-9.
	Audited	Audited	Audited	Unaudited
	FY 2019	FY 2020	FY 2021	6-month period ended 30 June 2022
	US$’000	US$’000	US$’000	US$’000
Revenue	272,292	210,682	455,839	271,868
Net Profit / (loss) before tax for continuing operations	(27,485)	(34,788)	132,529	86,086
Net Profit / (loss) after tax from continuing operations	(27,085)	(34,977)	132,647	85,795
Loss for the period from discontinued operations	(16,402)	(6,123)	(3,165)	—
Profit / (loss) for the period	(43,487)	(41,100)	129,482	85,795
Minority Interests	—	(2,305)	10,557	—
	(dollars)	(dollars)	(dollars)	(dollars)
Net earnings per Share
From continuing operations
Basic	(1.42)	(1.72)	6.38	4.56
Diluted	(1.42)	(1.72)	6.10	4.45
From continuing and discontinued operations
Basic	(2.29)	(2.05)	6.21	4.56
Diluted	(2.29)	(2.05)	5.94	4.45
	(dollars)	(dollars)	(dollars)	(dollars)
Net dividends per Share	—	—	1.44	1.31
6.2	Statement of Assets and Liabilities
A summary of the audited statement of financial position of the Grindrod Group as at 31 December 2021 and unaudited statement of financial position of the Grindrod Group as at 30 June 2022 is set out below:
	Unaudited	Audited
	As at 30 June 2022	As at 31 December 2021
	US$’000	US$’000
Current Assets

Cash and bank balances	165,396	107,118
Trade receivables	12,228	8,973
Contract assets	3,108	3,686
Other receivables and prepayments	25,922	22,424
Loans to joint ventures	—	10
Derivative financial instruments	2,654	5,370
Inventories	20,075	13,909
	229,443	161,490

	Unaudited	Audited
	As at 30 June 2022	As at 31 December 2021
	US$’000	US$’000
Non-current assets

Restricted cash	4,290	6,649
Ships, property, plant and equipment	398,287	437,479
Right-of-use assets	45,498	32,467
Interest in joint ventures	15	13
Derivative financial instruments	243	611
Intangible assets	219	227
Other receivables and prepayments	1,286	380
Other investments	3,652	3,730
Deferred tax assets	1,885	2,123
	455,375	483,679
Total assets	684,818	645,169

Current liabilities

Trade and other payables	27,665	33,874
Contract liabilities	13,039	8,441
Lease liabilities	41,834	27,375
Bank loans and other borrowings	34,811	28,020
Retirement benefit obligations	122	124
Derivative financial instruments	275	704
Provisions	994	1,019
Income tax payable	602	786
	119,342	100,343

Non-current liabilities

Trade and other payables	149	160
Lease liabilities	1,765	5,896
Bank loans and other borrowings	174,447	217,646
Retirement benefit obligations	1,395	1,489
Derivative financial instruments	265	—
	178,012	225,191

Capital and reserves

Share capital	320,683	320,683
Other equity and reserves	(17,293)	(24,068)
Accumulated profit (losses)	84,074	23,020
	387,464	319,635
Total equity and liabilities	684,818	645,169
The summary financial information above should be read together with the audited consolidated financial statements of the Grindrod Group for FY2021 and the related notes thereto, extracted from the Company’s Annual Report on Form 20-F for FY2021 (the “FY2021 Annual Report”), and the unaudited interim condensed consolidated financial statements of the Grindrod Group for 1H2022 and the related notes thereto, extracted from the 1H2022 Results Filing. Copies of the FY2021 Annual Report and the 1H2022 Results Filing are available free of charge from the SEC’s website at www.sec.gov and are also available for inspection at the registered office of the Company at 200 Cantonment Road #03-01 Southpoint Singapore 089763.
The audited financial statements of the Grindrod Group for FY2021 from the FY2021 Annual Report and the unaudited financial statements of the Grindrod Group for 1H2022 from the 1H2022 Results Filing are incorporated herein by reference.
7.	MATERIAL CHANGES IN FINANCIAL POSITION
Save as disclosed in 1H2022 Results Filing and any other information on the Grindrod Group which is publicly available (including without limitation, the announcements released by the Grindrod Group on the Securities Exchange News Service of the JSE and NASDAQ), there have been no material changes to the financial position of the Company since 31 December 2021, being the date of the last audited accounts of the Company laid before the Grindrod Shareholders in general meeting.
8.	ACCOUNTING POLICIES
The significant accounting policies of the Grindrod Group are disclosed in Note 2 of the audited consolidated financial statements of the Grindrod Group for FY2021 set forth in the FY2021 Annual Report which is incorporated herein by reference.
There are no changes in the accounting policy of the Grindrod Group which will cause the figures disclosed in paragraph 6 of this Annex to not be comparable to a material extent.
9.	MATERIAL CONTRACTS
As at the Latest Practicable Date, neither the Company nor any of its subsidiaries have entered into any material contracts with interested persons (other than those entered into in the ordinary course of business) during the period commencing three years before 29 August 2022, being the Disclosure Date, and ending on the Latest Practicable Date.
10.	MATERIAL LITIGATION
10.1
Save as disclosed below, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries are engaged in any material litigation or arbitration proceedings as plaintiff or defendant, which might materially and adversely affect the financial position of the Grindrod Group as a whole:

10.1.1	Coral Stars
The potential claimant, Ruby Star Shipping Company Ltd, may have a claim against the potential defendant, Grindrod Shipping (South Africa) Pte Ltd (“GSSA”) and GSSA may have a counterclaim against the potential claimant. GSSA became aware of a potential claim in or around December 2018. The Coral Stars was delivering oil in India when a pipe on shore burst and spilled oil in the port. The local port authorities claimed that the crew pumped too much pressure in the pipe and did not properly monitor the delivery to stop pumping just after the burst. The subsequent delay resulted in the vessel being redelivered out of range. The claim against the Company is for early redelivery in an amount of US$661,770.00 and a pollution indemnity for US$1,300,000.00 (secured by P&I). The Company has counterclaims for damages for US$975,000.00 and claims against receivers for demurrage and damages of US$371,854.00.
10.1.2	IVS Ibis
In March 2022, a vessel owned by the Company, IVS IBIS, filed a US$601,721.47 claim against Oldendorff, the charterer, for wrongfully placing the vessel off-hire due to COVID-19. The claim is pending a response from the hirer.
10.1.3	Mutiara
The claimant, Grindrod Shipping Pte. Ltd., sent a letter of demand for US$426,151.00 to the owners of the vessel named Mutiara in 2021, and is awaiting a response.

10.2
The Directors are not aware of any other litigation, claim, arbitration or other proceedings pending or threatened against the Company or any of its subsidiaries or of any facts likely to give rise to any such proceedings which might materially or adversely affect the financial position of the Grindrod Group taken as a whole.

11.	VALUATION ON VESSELS
11.1	Valuation
The Company had requested VesselsValue Ltd (“VV”) and Clarkson Valuations Limited (“CVL”, and together with VV, the “Independent Valuers”) to conduct independent valuations of vessels owned by the Grindrod Group and the chartered-in vessels which the Grindrod Group has an option to purchase (the “Vessels”), as at 12 October 2022.
Based on the valuation certificate from VV dated 21 October 2022, and the valuation certificate from CVL dated 25 October 2022, the market value of each of the Vessels is as shown in the table below:
	Vessel name	Market value as at 12 October 2022 (US$’million)
		VV	CVL
1.	IVS Tembe	22.61	24.00
2.	IVS Sunbird	19.30	20.00
3.	IVS Thanda	21.69	23.00
4.	IVS Kestrel	18.42	19.00
5.	IVS Phinda	21.36	22.00
6.	IVS Sparrowhawk	19.08	19.00
7.	IVS Merlion	14.26	15.25
8.	IVS Raffles	14.37	15.25
9.	IVS Ibis	13.91	14.25
10.	IVS Kinglet	16.51	16.25
11.	IVS Magpie	13.67	13.75
12.	IVS Orchard	13.18	14.00
13.	IVS Knot	15.84	15.50
14.	IVS Sentosa	12.80	13.25
15.	IVS Kingbird	13.47	12.75
16.	IVS Okudogo	31.84	32.75
17.	IVS Phoenix	31.35	32.75
18.	IVS Prestwick	31.98	32.75
19.	IVS Swinley Forest	28.88	30.00
20.	IVS Gleneagles	25.79	26.25
21.	IVS North Berwick	28.02	28.50
22.	IVS Bosch Hoek	27.38	27.25
23.	IVS Hirono	27.20	27.25
24.	IVS Wentworth	25.41	25.00
25.	IVS Pinehurst	22.68	24.25
26.	IVS Atsugi	31.97	34.25
27.	IVS Pebble Beach	31.88	34.25
28.	IVS Hayakita	28.54	28.50
29.	IVS Naruo	26.54	25.75

The Independent Valuers have the appropriate professional qualifications and experience in the valuation of the Vessels.
The valuation of the Vessels by VV was on the basis of market value which is defined as follows:
“An estimate of fair market price, in US Dollars (USD), as at the valuation date only and is based on the price VesselsValue estimates as its opinion in good faith that the vessel would obtain in a hypothetical transaction between a willing buyer and a willing seller on the basis of prompt charter free delivery at an acceptable worldwide delivery port, for cash payment on standard sale terms.”
VV estimates the market values of the Vessels based on its methodology using five factors, namely type, features, age, cargo capacity and freight earnings, and an algorithm model which is calibrated using confirmed sales prior to the date of valuation. Sales in circumstances which make them unreflective of fair market value (e.g. with charter) are excluded. Calibration is performed by computational algorithms which automatically adjust the parameters of the mathematical functions to best fit the sales data using multiple, nonlinear, constrained and weighted regression analysis. The software is run daily to ensure valuations reflect the latest sales and earnings information.
The valuation of the Vessels by CVL was on the basis of prompt charterfree delivery, as between a willing seller and a willing buyer for cash payment under normal commercial terms. No physical inspection or examination of the Vessels’ classification records was performed prior to the valuation and the Vessels were assumed to be in good and seaworthy condition. The methodology used to create its valuation has a number of components that may be impacted by the current pandemic and its aftermath, including a widening of price ideas between buyers and sellers.
CVL had applied its valuation methodology by (i) collating shipbrokers’ price estimates and/or ideas and market knowledge; (ii) then seeking to validate such price estimates and/or ideas, where possible and appropriate, with details held in its database, information in relevant works of reference in its possession and particulars given to it for the preparation of the valuation.
Please refer to Exhibit 3 of this Annex for copies of the valuation certificates from the Independent Valuers in respect of the Vessels (the “Valuation Certificates”).
11.2	Potential Tax Liability
Under Rule 26.3 of the Singapore Code, the Company is required, inter alia, to make an assessment of any potential tax liability which would arise if the Vessels were to be sold at the amount of the valuation.
The Company does not presently expect any potential tax liability under a hypothetical sale scenario as the owned Vessels are flagged and housed in Singapore registered entities and are exempt under Section 13A of the Income Tax Act 1947 of Singapore. Capital gains on the sale of fixed assets are not taxable in Singapore.
In addition, it is the intention of the Company to flag and house the chartered-in Vessels upon the exercise of the purchase options, in similar Singapore registered entities. Hence, the Company does not expect any potential tax liability arising from the disposal of any of its Vessels in a hypothetical sale scenario.
12.	PROFIT FORECASTS
Pursuant to Rule 25 of the Singapore Code, the financial projections of the Grindrod Group for the period from the 6-month period commencing 1 July 2022 through 2026 (the “Financial Projections”) which are summarised and disclosed in this Schedule 14D-9 under the caption entitled “Certain Financial Information” are regarded as profit forecasts for purposes of the Singapore Code and was reported on by Provenance Capital Pte. Ltd..
Please refer to Exhibit 4 of this Annex for a copy of the IFA’s opinion on the Financial Projections (the “IFA Letter on Financial Projections”) and Exhibit 5 of this Annex for the key bases and assumptions underlying the Financial Projections as prepared by the Company.

13.	ADVICE OF THE IFA
13.1	IFA
Provenance Capital Pte. Ltd. (the “IFA”) has been appointed as the independent financial advisor to advise the Company Board (except the Recused Director) in respect of the Offer and the Award Election Opportunity, as required under the Singapore Code.
Grindrod Shareholders should consider carefully the recommendation of the Company Board (except the Recused Director) and the advice of the IFA to the Company Board (except the Recused Director) before deciding whether to accept or reject the Offer. Holders of any outstanding award of Company Forfeitable Shares (“FSA Holders”) should consider carefully the recommendation of the Company Board (except the Recused Director) and the advice of the IFA before deciding whether to accept or reject the Award Election Opportunity.
The IFA’s advice is set out in its letter dated 28 October 2022 (the “IFA Letter”), which is set out in Exhibit 6 of this Annex. The IFA Letter sets out, inter alia, the IFA’s advice and recommendations to the Company Board (except the Recused Director) in respect of the Offer and the Award Election Opportunity.
Grindrod Shareholders and FSA Holders should read and consider carefully the key considerations relied upon by the IFA in arriving at its advice to the Company Board (except the Recused Director), in conjunction with, and in the context of, the full text of the IFA Letter.
13.2	Advice of the IFA
Based on the IFA’s assessment of the financial terms of the Offer and the Award Election Opportunity, the IFA has advised the Company Board (except the Recused Director) in respect of the Offer and the Award Election Opportunity as set out in Sections 10.2 and 11 of the IFA Letter and reproduced in italics below. The advice set out below should be considered and read by Grindrod Shareholders and FSA Holders in conjunction with, and in the context of, the full text of the IFA Letter which is set out in Exhibit 6 of this Annex. All capitalised terms used in the extract below shall have the same meanings as those defined in the IFA Letter, unless otherwise stated.
“10.2	Our evaluation of the AEO
We have in Section 9 of this Letter evaluated and assessed the financial terms of the Offer based on various key considerations, and have in Section 11 opined that overall, the financial terms of the Offer are fair and reasonable.
Based on the terms of the AEO, we are of the view that the financial terms of the AEO are fair and reasonable for the following key reasons:
(a)
The offer under the AEO is based on a “see-through” price, as FSA Holders would effectively receive the Transaction Value of US$26.00 for each Company Forfeitable Share, upon accepting the AEO, subject to the Offer Conditions being fulfilled, or to the extent permitted, waived. These Accepting FSA Holders would receive the equivalent Offer Price of US$21.00 (using the cash provided by the Offeror) and the equivalent Special Dividend of US$5.00 from the Company for each Outstanding Award held;

(b)
For Non-Accepting FSA Holders, they will be issued the Shares pursuant to the accelerated vesting of the Awards, and will be entitled to receive the Special Dividend Equivalent Payment as at the Dividend Record Date.

Hence, subject to and upon occurrence of the Acceptance Time, each FSA Holder shall be entitled to the Special Dividend Equivalent Payment in respect of each Share which would have accrued on his/her Outstanding Awards, irrespective of whether the FSA Holder accepts the AEO; and
(c)
With reference to point (a) above, in respect of Accepting FSA Holders, as the Offeror would be making payment to the Company of an amount equivalent to US$21.00 per Share, the Company will issue to the Offeror, such number of Shares which is equivalent to the number of Awards held by such Accepting FSA Holders.

Accordingly, we are of the opinion that the terms of the AEO are fair and reasonable, and advise the Company Board (except the Recused Director) to recommend FSA Holders to accept the AEO in respect of all their holdings of the Outstanding Awards.”
11.	OUR RECOMMENDATION TO THE COMPANY BOARD (EXCEPT THE RECUSED DIRECTOR) ON THE OFFER
In arriving at our recommendation in respect of the Offer, we have taken into account, reviewed and deliberated on the following key considerations which we considered to be pertinent in our assessment of the Offer:
(a)	market quotation and trading activity of the Shares;
(b)	financial analysis of the Grindrod Group;
(c)	comparison of valuation statistics of selected U.S. listed companies which are broadly comparable with the Grindrod Group;
(d)	comparison with precedent takeover transactions of selected U.S. listed companies;
(e)	estimated value range of the Shares;
(f)	dividend track record of the Company and share repurchases in the market; and
(g)
other relevant considerations including the following: that the Offer is subject to various Offer Conditions, impact of the Special Dividend, the Offer is presently the only formal offer in cash and the Offeror’s intention on the listing status of the Company.

Based on our analysis and after having considered carefully the information available to us as at the Latest Practicable Date, overall, we are of the view that the financial terms of the Offer are fair and reasonable. Accordingly, we advise the Company Board (except the Recused Director) to recommend Grindrod Shareholders to ACCEPT the Offer.
Grindrod Shareholders who wish to realise their investments in the Company can choose to sell their Shares in the open market if they can obtain a price higher than the Offer Price (after deducting transaction costs).
Our recommendations to the Company Board (except the Recused Director) in relation to the Offer and the AEO should be considered in the context of the entirety of this Letter, Schedule 14D-9 and the AEO Letter.
In rendering our opinions and recommendations, we have not given regard to the specific investment objectives, financial situation, tax position, risk profiles or particular needs and constraints of any individual Grindrod Shareholder or FSA Holder. As each individual Grindrod Shareholder or FSA Holder may have different investment objectives and profiles, we would advise that any individual Grindrod Shareholder or FSA Holder who may require specific advice in relation to his investment objectives or portfolio should consult his legal, financial, tax or other professional adviser immediately in relation to the Offer or the AEO (as the case may be).
Our recommendations on the Offer and the AEO are addressed to the Company Board (except the Recused Director) for their benefit, in connection with and for the purposes of their consideration of the Offer and the AEO, and may not be used or relied on for any other purposes (other than for the purpose of the Offer and the AEO) without the prior written consent of Provenance Capital. The recommendation to be made by the Company Board (except the Recused Director) to Grindrod Shareholders in respect of the Offer and to the FSA Holders in respect of the AEO shall remain the responsibility of the Company Board (except the Recused Director).
This Letter is governed by, and construed in accordance with, the laws of Singapore, and is strictly limited to the matters stated herein and does not apply by implication to any other matter.”

14.	RECOMMENDATION OF THE COMPANY BOARD (EXCEPT THE RECUSED DIRECTOR)
14.1	Exemptions by SIC
In its letter dated 7 October 2022, the SIC has ruled that Mr Paul Charles Over, the Recused Director, is exempted from the requirement to make a recommendation on the Offer on the grounds that he was nominated to the Company Board by TMI and is acting in concert with the Offeror and therefore, will face a conflict of interest in relation to the Offer that would render it inappropriate for him to join the remainder of the Company Board in making such recommendation. Nevertheless, the Recused Director must however, still assume responsibility for the accuracy of facts stated and opinions expressed in documents and advertisements issued by, or on behalf of, the Company, to Grindrod Shareholders in connection with the Offer.
14.2	Recommendation of Company Board (except the Recused Director)
The Company Board (except the Recused Director), having considered carefully as at the Latest Practicable Date among other factors, the terms of the Offer, the advice given by the IFA and the opinion provided by the Offeree FA, concurs with the advice given by the IFA in respect of the Offer. Accordingly, the Company Board (except the Recused Director) recommends that Grindrod Shareholders ACCEPT the Offer.
The Company Board (except the Recused Director), having considered carefully as at the Latest Practicable Date, the terms of the Award Election Opportunity and the advice given by the IFA, concurs with the advice given by the IFA in respect of the Award Election Opportunity. Accordingly, the Company Board (except the Recused Director) recommends that FSA Holders ACCEPT the Award Election Opportunity.
GRINDROD SHAREHOLDERS AND FSA HOLDERS ARE ADVISED TO READ THE IFA LETTER SET OUT IN EXHIBIT 6 OF THIS ANNEX.
14.3	No Regard to Specific Objectives and Conditions
In making their recommendation, the Company Board (except the Recused Director) has not had regard to the specific objectives, financial situation, tax status, risk profiles or unique needs and constraints of any individual Grindrod Shareholder or FSA Holder. Accordingly, the Company Board (except the Recused Director) recommends that any individual Grindrod Shareholder or FSA Holder who may require advice in the context of his specific investment portfolio should consult his stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.
15.	GENERAL
15.1	Costs and Expenses
All expenses and costs incurred by the Company in relation to the Offer will be borne by the Company.
15.2	Transfer Restrictions
There is no restriction in the Constitution of the Company on the right to transfer any Shares, which has the effect of requiring holders of Offer Shares, before transferring them, to offer them for purchase to members of the Company or to any other person.
15.3	Consent of the IFA
Provenance Capital Pte. Ltd. has given and has not withdrawn its written consent to the issue of this Schedule 14D-9 with the inclusion herein of its name, the IFA Letter on Financial Projections set out in Exhibit 4 of this Annex, the IFA Letter set out in Exhibit 6 of this Annex, and all references to its name in the form and context in which they appear in this Schedule 14D-9.
15.4	Consent of the Independent Valuers
Each of the Independent Valuers has given and has not withdrawn its written consent to the issue of this Schedule 14D-9 with the inclusion herein of its name and the Valuation Certificates which are set out in Exhibit 3 of this Annex, and all references to its name in the form and context in which it appears in this Schedule 14D-9.

16.	DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the following documents will be available for inspection at the registered office of the Company at 200 Cantonment Road #03-01 Southpoint Singapore 089763, during normal business hours for the period which the Offer remains open for acceptance:
(a)	the Constitution of the Company;
(b)	the 2018 Forfeitable Share Plan;
(c)	the annual reports of the Company for FY2019, FY2020 and FY2021;
(d)	the unaudited consolidated financial results for the 6-month period ended 30 June 2022;
(e)	the IFA Letter;
(f)	the Offeree FA’s opinion;
(g)	the Valuation Certificates;
(h)	the IFA Letter on Financial Projections; and
(i)	the letters of consent referred to in paragraph 15 above.

EXHIBIT 1
SELECTED TEXTS OF THE CONSTITUTION
The information set out in this Exhibit has been included for compliance with the Singapore Code. Unless otherwise defined in this Exhibit, all capitalised terms shall have the meanings ascribed to them in this Schedule 14D-9.
The rights of Grindrod Shareholders in respect of capital, dividends and voting as set out in the Company’s Constitution are reproduced below.
All capitalised terms used in the following extracts shall have the same meanings given to them in the Constitution of the Company, a copy of which is available for inspection at the registered office of the Company at 200 Cantonment Road #03-01 Southpoint Singapore 089763, during normal business hours for the period which the Offer remains open for acceptance:
1.	The rights of Grindrod Shareholders in respect of capital
“ISSUE OF SHARES
10
Save as provided by Section 161 of the Act, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to the provisions of this Constitution and without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, the Directors may allot and issue shares or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration or for no consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors, subject to the listing rules of any stock exchange upon which shares in the Company may be listed and provided always that:

(a)
(subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them;

(b)	the rights attaching to shares of a class other than ordinary shares shall be expressed in the resolution creating the same; and
(c)
to the extent that any shares of the Company are listed on the JSE, where the shareholders authorise the directors to issue unissued securities and/or grant options to subscribe for unissued securities, as the directors in their discretion deem fit, such corporate action has been approved by the JSE and are subject to the JSE Listings Requirements.

10A. (a)
In the event of preference shares being issued, the total number of issued preference shares shall not at any time exceed the total number of the issued ordinary shares and preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company.

(b)	The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued.
SPECIAL RIGHTS
11
The rights attached to shares issued upon special conditions shall be clearly defined in the Constitution. Without prejudice to any special right previously conferred on the holders of any existing shares or class of shares but subject to the Act and this Constitution, shares in the Company may be issued by the Directors and any such shares may be issued with such preferred, deferred, or other special rights or such restrictions, whether with regard to dividend, return of capital or otherwise as the Directors may determine.

VARIATION OF RIGHTS
15
If at any time the share capital is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Act, whether or not the Company is being wound up, be varied or abrogated with the consent in writing of the holders of at least three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate General Meeting of the holders of shares of that class and to every such special resolution the provisions of Section 184 of the Act shall with such adaptations as are necessary apply. To every such separate General Meeting the provisions of this Constitution relating to General Meetings shall mutatis mutandis apply. Provided Always That:

(a)
the necessary quorum shall be such person or persons at least holding or representing by proxy or by attorney in aggregate no less than 15 per cent of the issued shares (excluding treasury shares) of the class; or

(b)	where all the issued shares of the class are held by one person, the necessary quorum shall be one person.
Provided always that where the necessary majority for such a special resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters of the total number of issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a special resolution carried at such General Meeting.
15A
The repayment of preference capital other than redeemable preference capital, or any alteration of preference shareholders' rights, may only be made pursuant to a special resolution of the preference shareholders concerned Provided always that where the necessary majority for such a special resolution is not obtained at the General Meeting, consent in writing if obtained from the holders of three-fourths of the preference shares concerned within two months of the General Meeting, shall be as valid and effectual as a special resolution carried at the General Meeting.

CREATION OR ISSUE OF FURTHER SHARES WITH SPECIAL RIGHTS
16
The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall, unless otherwise expressly provided by the terms of issue of the shares of that class or by this Constitution as are in force at the time of such issue, be deemed to be varied by the creation or issue of further shares ranking equally therewith.

EXCLUSION OF EQUITIES
19
Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by this Constitution or by law otherwise provided) any other rights in respect of any share, except an absolute right to the entirety thereof in the registered holder.

PARI PASSU RANKING OF SHARES
26	The shares of the Company in each class shall rank pari passu.
FORM OF TRANSFER
27
Subject to the restrictions of this Constitution, any Member may transfer all or any of his shares, but every transfer must be in writing and in the usual common form, or in any other form which the Directors may approve. The instrument of transfer of a share shall be signed by or on behalf of both the transferor and by the transferee, and (unless otherwise determined by the Directors) by the witness or witnesses thereto, provided that an instrument of transfer in respect of which the transferee is either the Depository or any other person (whom the Directors may determine that such signature as transferee shall be dispensed with) shall be effective although not signed or witnessed by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Shares of different classes shall not be comprised in the same instrument of transfer.

DIRECTORS’ POWER TO DECLINE TO REGISTER
30
There shall be no restriction on the transfer of fully paid up shares (except where required by law, the listing rules of any stock exchange upon which the shares of the Company may be listed or the rules and/or bye-laws governing any stock exchange upon which the shares of the Company may be listed) but the Directors may, in their absolute discretion, decline to register any transfer of shares upon which the Company has a lien and in the case of shares not fully paid up may refuse to register a transfer to a transferee of whom they do not approve but shall in such event, within one month after the date on which the transfer was lodged with the Company send to the transferor and transferee notice of the refusal. If the Directors refuse to register a transfer they shall within one month of the date of application for the transfer by notice in writing to the applicant state the facts which are considered to justify the refusal to register the transfer.

RIGHTS AND PRIVILEGES OF NEW SHARES
53
Subject to any special rights for the time being attached to any existing class of shares, any new shares in the Company shall be issued upon such terms and conditions and with such rights and privileges annexed thereto as the General Meeting resolving upon the creation thereof shall direct and if no direction be given as the Directors shall determine subject to the provisions of this Constitution and in particular (but without prejudice to the generality of the foregoing) such shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company or otherwise.

NEW SHARES OTHERWISE SUBJECT TO PROVISIONS OF THIS CONSTITUTION
54
Except so far as otherwise provided by the conditions of issue or by this Constitution all new shares shall be subject to the provisions of this Constitution with reference to allotments, payment of calls, liens, transfers, transmissions, forfeiture and otherwise.

POWER TO CONSOLIDATE, SUBDIVIDE AND CONVERT SHARES
55	The Company may:
(a)	by special resolution consolidate and divide all or any of its shares;
(b)
by special resolution subject to the Applicable Laws and this Constitution, subdivide its shares or any of them provided always that in such subdivision the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived and so that the resolution whereby any shares is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to new shares; and

(c)	by special resolution subject to the Applicable Laws and this Constitution, convert any class of shares into any other class of shares.
(d)	by special resolution subject to the Applicable Laws and this Constitution, convert its share capital or any class of shares from one currency to another.
POWER TO REDUCE CAPITAL
56
The Company may by special resolution reduce its share capital or any undistributable reserve in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of a share purchased or otherwise acquired by the Company pursuant to this Constitution and the Act, the number of issued shares of the Company shall be diminished by the number of the shares so cancelled, and, where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of share capital of the Company shall be reduced accordingly.”

2.	The rights of Shareholders in respect of dividends
“JOINT HOLDERS
20
If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividend payable in respect of such share and the joint holders of a share shall, subject to the provisions of the Act, be severally as well as jointly liable for the payment of all instalments and calls and interest due in respect of such shares. Such joint holders shall be deemed to be one Member and the delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

PAYMENT OF DIVIDENDS
122
The Company may by ordinary resolution declare dividends, including in the manner set out in Regulations 129 and 130, but (without prejudice to the powers of the Company to pay interest on share capital as hereinbefore provided) no dividend shall be payable except out of the profits of the Company, or in excess of the amount recommended by the Directors.

APPORTIONMENT OF DIVIDENDS
123	Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:
(a)
all dividends in respect of shares shall be paid in proportion to the number of shares held by a Member but where shares are partly paid all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b)
all dividends shall be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

For the purposes of this Regulation, an amount paid or credited as paid on a share in advance of a call is to be ignored.
PAYMENT OF PREFERENCE AND INTERIM DIVIDENDS
124
If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed preferential dividends on any class of shares carrying a fixed preferential dividend expressed to be payable on a fixed date on the half-yearly or other dates (if any) prescribed for the payment thereof by the terms of issue of the shares, and subject thereto may also from time to time pay to the holders of any other class of shares interim dividends thereon of such amounts and on such dates as they may think fit.

DIVIDENDS NOT TO BEAR INTEREST
125	No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.
DEDUCTION FOR DEBTS DUE TO COMPANY
126
The Directors may deduct from any dividend or other moneys payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or in connection therewith.

RETENTION OF DIVIDENDS ON SHARES SUBJECT TO LIEN OR
PENDING TRANSMISSION; UNCLAIMED DIVIDENDS OR OTHER MONEYS
127
(A) The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

(B) The Directors may retain the dividends payable on shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a Member or which any person under those provisions is entitled to transfer until such person shall become a Member in respect of such shares or shall duly transfer the same.
(C) The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture.
WAIVER OF DIVIDENDS
128
The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the Member (or the person entitled to the share in consequence of the death or bankruptcy of the holder) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

PAYMENT OF DIVIDEND IN SPECIE
129
The Company may, upon the recommendation of the Directors, by ordinary resolution direct payment of a dividend in whole or in part by the distribution of specific assets and in particular of paid up shares or debentures of any other company or in any one or more of such ways; and the Directors shall give effect to such Resolution and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

130
(A) Whenever the Directors or the Company in General Meeting have resolved or proposed that a dividend (including an interim, final, special or other dividend) be paid or declared on the ordinary share capital of the Company, the Directors may further resolve that Members entitled to such dividend be entitled to elect to receive an allotment of ordinary shares credited as fully paid in lieu of cash in respect of the whole or such part of the dividend as the Directors many think fit. In such case, the following provisions shall apply:

(a)	the basis of any such allotment shall be determined by the Directors;
(b)
the Directors shall determine the manner in which Members shall be entitled to elect to receive an allotment of ordinary shares credited as fully paid in lieu of cash in respect of the whole or such part of any dividend in respect of which the Directors shall have passed such a resolution as aforesaid, and the Directors may make such arrangements as to the giving of notice to Members, providing for forms of election for completion by Members (whether in respect of a particular dividend or dividends or generally), determining the procedure for making such elections or revoking the same and the place at which and the latest date and time by which any forms of election or other documents by which elections are made or revoked must be lodged, and otherwise make all such arrangements and do all such things, as the Directors consider necessary or expedient in connection with the provisions of this Regulation;

(c)
the right of election may be exercised in respect of the whole of that portion of the dividend in respect of which the right of election has been accorded Provided that the Directors may determine, either generally or in any specific case, that such right shall be exercisable in respect of the whole or any part of that portion;

(d)
the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on ordinary shares in respect whereof the share election has been duly exercised (the "elected ordinary shares") and in lieu and in satisfaction thereof ordinary shares shall be allotted and credited as fully paid to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid and for such purpose and notwithstanding the provisions of Regulation 135, the Directors shall capitalise and apply the amount standing to the credit of the Company's reserve accounts as the Directors may determine, such sum as may be required to pay up in full the appropriate number of ordinary shares for allotment and distribution to and among the holders of the elected ordinary shares on such basis.
(B)(a)
The ordinary shares allotted pursuant to the provisions of paragraph (A) of this Regulation shall rank pari passu in all respects with the ordinary shares then in issue save only as regards participation in the dividend which is the subject of the election referred to above (including the right to make the election referred to above) or any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneous with the payment or declaration of the dividend which is the subject of the election referred to above, unless the Directors shall otherwise specify.

(b)
The Directors may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (A) of this Regulation, with full power to make such provisions as they think fit in the case of shares becoming distributable in fractions (including, notwithstanding any provision to the contrary in this Constitution, provisions whereby, in whole or in part, fractional entitlements are disregarded or rounded up or down).

(C)
The Directors may, on any occasion when they resolve as provided in paragraph (A) of this Regulation, determine that rights of election under that paragraph shall not be made available to the persons who are registered as holders of ordinary shares in the Register, or in respect of ordinary shares the transfer of which is registered, after such date as the Directors may fix subject to such exceptions as the Directors may think fit, and in such event the provisions of this Regulation shall be read and construed subject to such determination.

(D)
The Directors may, on any occasion when they resolve as provided in paragraph (A) of this Regulation, further determine that no allotment of shares or rights of election for shares under that paragraph shall be made available or made to Members whose registered addresses entered in the Register are outside Singapore, South Africa or the United States of America or to such other members or class of members as the Directors may in their sole discretion decide and in such event the only entitlement of the members aforesaid shall be to receive in cash the relevant dividend resolved or proposed to be paid or declared.

(E)
Notwithstanding the foregoing provisions of this Regulation, if at any time after the Directors' resolution to apply the provisions of paragraph (A) of this Regulation in relation to any dividend but prior to the allotment of ordinary shares pursuant thereto, the Directors shall consider that by reason of any event or circumstance (whether arising before or after such resolution) or by reason of any matter whatsoever it is no longer expedient or appropriate to implement that proposal, the Directors may at their absolute discretion and without assigning any reason therefor, cancel the proposed application of paragraph (A) of this Regulation.

DIVIDENDS PAYABLE BY CHEQUE OR OTHER MEANS
131
Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto, or, if several persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder to any one of such persons or to such persons and such address as such persons may by writing direct or by such means (including, by electronic means) as the Directors may decide at their absolute discretion. If paid by cheque or warrant, every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque if purporting to be endorsed or the receipt of any such person shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

EFFECT OF TRANSFER
132	A transfer of shares shall not pass the right to any dividend declared on such shares before the registration of the transfer.
POWER TO ISSUE FREE BONUS SHARES AND/OR TO CAPITALISE PROFITS
135	The Company may, upon the recommendation of the Directors, by ordinary resolution:
(a)	issue bonus shares for which no consideration is payable to the Company, to the Members holding shares in the Company in proportion to their then holdings of shares; and/or
(b)
capitalise any sum for the time being standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise available for distribution, provided that such sum be not required for paying the dividends on any shares carrying a fixed cumulative preferential dividend and accordingly that the Directors be authorised and directed to appropriate the sum resolved to be capitalised to the Members holding shares in the Company in the proportions in which such sum would have been divisible amongst them had the same been applied or been applicable in paying dividends and to apply such sum on their behalf either in or towards paying up the amounts (if any) for the time being unpaid on any shares held by such Members respectively, or in paying up in full new shares or debentures of the Company, such shares or debentures to be allotted and distributed and credited as fully paid up to and amongst such Members in the proportion aforesaid or partly in one way and partly in the other.

POWER OF DIRECTORS TO GIVE EFFECT TO BONUS ISSUES AND/OR CAPITALISATIONS
136
Whenever such a Resolution as aforesaid shall have been passed, the Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all the Members interested into an agreement with the Company providing for any such bonus issue or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all such Members.

POWER TO ISSUE FREE SHARES OR CAPITALISE RESERVES FOR
EMPLOYEE SHARE-BASED INCENTIVE PLANS
137
In addition and without prejudice to the powers provided for by Regulations 135 and 136, the Directors shall have power to issue shares for which no consideration is payable and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full new shares, in each case on terms that such shares shall, upon issue, be held by or for the benefit of participants of the Grindrod Shipping Holdings Ltd. Forfeitable Share Incentive Plan 2017 (as amended from time to time) and/or any share incentive or option scheme or plan implemented by the Company and approved by a resolution of the Members in General Meeting, in such manner and on such terms as proposed by the Directors.”

3.	The rights of Grindrod Shareholders in respect of voting
“PREFERENCE SHARES VOTING
12
Subject to Applicable Laws, the holders of securities, other than ordinary shares, and any special shares created for purpose of black economic empowerment in terms of the Broad-Based Black Economic Empowerment Act No.53 of 2003 of South Africa, (“Preference Shareholders”) shall not be entitled to vote on any resolution taken by the Company, save in the following instances –

(a)
during any special period, as provided for in paragraph (c) of this Regulation, during which any dividend, any part of any dividend on such preference shares or any redemption payment thereon remains in arrears and unpaid;

(b)	in regard to any resolution proposed for the winding-up of the Company or the reduction of its capital;
(c)
the period referred to in paragraph (a) of this Regulation shall be a period not more than 6 months after the due date of the dividend or redemption payment in question or, where no due date is specified, after the end of the financial year of the Company in respect of which such dividend accrued or such redemption payment became due; and

(d)	in regard to any resolution proposed to vary any rights attached to shares held by such Preference Shareholders.
LIMIT ON PREFERENCE SHARES VOTING TOTAL
13
In the instances that the Preference Shareholders are permitted to vote at meetings as set out in Regulation 12, their votes may not carry any special rights or privileges and they shall be entitled to one vote for each share that they hold, provided that their total voting right at such a meeting may not exceed 24.99% of the total voting rights of all shareholders at such meeting.

QUORUM
64
No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any General Meeting shall be Members holding in aggregate not less than 15 per cent of the total number of issued and fully paid shares (excluding treasury shares) in the capital of the Company for the time being, present in person or by proxy.

For the purpose of this Regulation, "Member" includes a person attending by proxy or by attorney or as representing a corporation which is a Member.
ADJOURNMENT IF QUORUM NOT PRESENT
65
If within half an hour from the time appointed for the Meeting (or such longer interval as the Chairman of the meeting may deem fit to allow) a quorum is not present, the Meeting if convened on the requisition of Members shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week (or if that day is a public holiday, then to the next business day following that public holiday) at the same time and place or such other day, time or place as the Directors may by not less than ten days' notice appoint. At such adjourned meeting, if within half an hour from the time appointed for such meeting (or such longer interval as the Chairman of the meeting may deem fit to allow) a quorum is not present, such meeting shall stand adjourned to the same day in the next week (or if that day is a public holiday, then to the next business day following that public holiday) at the same time and place or such other day, time or place as the Directors may by not less than ten days' notice appoint. At the second adjourned meeting, any one or more members present in person or by proxy shall be a quorum.

VOTING
66	Subject to any additional requirements as may be imposed by the Act, all resolutions of the Members shall be adopted by a simple majority vote of the Members present and voting.
RESOLUTIONS IN WRITING
67
Subject to the provisions of the Act and provided that the shares of the Company are not listed on any stock exchange, a resolution in writing signed by one or more Members of the Company who represent (a) a majority (in the case of ordinary resolutions) or (b) at least 75% (in the case of a special resolution) of the total voting rights or all Members entitled to vote or being a corporation by its duly authorised representative shall have the same effect and validity as if it had been passed at a General Meeting duly convened, held and constituted, and may consist of several documents in the like form, each signed by one or more of such Members.

CHAIRMAN
68
The Chairman of the Board of Directors shall preside as Chairman at every General Meeting. If there be no such Chairman or if at any Meeting he be not present within ten minutes after the time appointed for holding the Meeting or be unwilling to act, the Members present shall choose some Director to be Chairman of the Meeting or, if no Director be present or if all the Directors present decline to take the Chair, one of their number present, to be Chairman.
ADJOURNMENT
69
The Chairman may, with the consent of any Meeting at which a quorum is present (and shall if so directed by the Meeting) adjourn the Meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned Meeting except business which might lawfully have been transacted at the Meeting from which the adjournment took place. When a Meeting is adjourned for thirty days or more or sine die, notice of the adjourned Meeting shall be given as in the case of the original Meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned Meeting.

AMENDMENT TO RESOLUTION
69A
If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

METHOD OF VOTING
70	All resolutions at General Meetings shall be voted by poll.
TAKING A POLL
71
A poll shall be taken in such manner (including the use of ballot or voting papers) as the Chairman may direct and the result of a poll shall be deemed to be the resolution of the Meeting. The Chairman may, and if so requested shall, appoint scrutineers and may adjourn the Meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

VOTES COUNTED IN ERROR
72
If any votes be counted which ought not to have been counted or might have been rejected, the error shall not vitiate the result of the voting unless it be pointed out at the same Meeting or at any adjournment thereof and not in any case unless it shall in the opinion of the Chairman be of sufficient magnitude.

CHAIRMAN NO CASTING VOTE
73	In the case of equality of votes, the Chairman of the Meeting shall not be entitled to a second or casting vote.
VOTING RIGHTS OF MEMBERS
74
Subject to this Constitution and to any special rights or restrictions as to voting attached to any class of shares hereinafter issued every such Member shall have one vote for every share of which he is the holder or represents.

VOTING RIGHTS OF JOINT HOLDERS
75
Where there are joint registered holders of any share any one of such persons may vote and be reckoned in a quorum at any Meeting either personally or by proxy or by attorney or in the case of a corporation by a representative as if he were solely entitled thereto and if more than one of such joint holders be so present at any Meeting that one of such persons so present whose name stands first in the Register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased Member in whose name any share stands shall for the purpose of this Regulation be deemed joint holders thereof.

VOTING RIGHTS OF MEMBERS WHO ARE MENTALLY DISORDERED
76
A Member who is mentally disordered or whose person or estate is liable to be dealt with in any way under the law relating to mental capacity may vote by his committee, curator bonis or such other person as properly has the management of his estate and any such committee, curator bonis or other person may vote by proxy or attorney. Provided that such evidence as the Directors may require of the authority of the person claiming to vote shall have been deposited at the Office not less than 72 hours before the time appointed for holding the Meeting.

RIGHT TO VOTE
77
Subject to the provisions of this Constitution and the Act, every Member shall be entitled to be present and to vote at any General Meeting either personally or by proxy or by attorney or in the case of a corporation by a representative and to be reckoned in a quorum in respect of shares fully paid and in respect of partly paid shares where calls are not due and unpaid.

OBJECTIONS
78
No objection shall be raised to the qualification of any voter except at the Meeting or adjourned Meeting at which the vote objected to is given or tendered and every vote not disallowed at such Meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the Meeting whose decision shall be final and conclusive.

VOTES ON A POLL
79
On a poll, votes may be given either personally or by proxy or by attorney or in the case of a corporation by its representative and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

APPOINTMENT OF PROXIES
80 (a)	A Member who is not the Depository may appoint not more than two proxies to attend, speak and vote at the same General Meeting.
(b)
A Member who is the Depository may appoint more than two proxies to attend, speak and vote at the same General Meeting, but each proxy must be appointed to exercise the rights attached to a different share or shares held by such member.

(c)	In any case where a form of proxy appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the form of proxy.
81	In any case where the member is the Depository, the Company shall be entitled and bound:
(a)
to reject any instrument of proxy lodged if the Depositor is not shown to have any shares entered against his name in the Depository Register as at 72 hours before the time of the relevant General Meeting as certified by the Depository to the Company; and

(b)
to accept as the maximum number of votes which in aggregate the proxy or proxies appointed by the Depositor is or are able to cast on a poll a number which is the number of shares entered against the name of that Depositor in the Depository Register as at 72 hours before the time of the relevant General Meeting as certified by the Depository to the Company, whether that number is greater or smaller than the number specified in any instrument of proxy executed by or on behalf of that Depositor.

82
The Company shall be entitled and bound, in determining rights to vote and other matters in respect of a completed instrument of proxy submitted to it, to have regard to the instructions (if any) given by and the notes (if any) set out in the instrument of proxy.

PROXY INSTRUMENT TO BE IN WRITING
83	(A) An instrument appointing a proxy shall be in writing and:
(a) in the case of an individual shall be:

(i)	signed by the appointor or by his attorney if the instrument is delivered personally or by post; or
(ii)	authorised by that individual through such method and in such manner as may be approved by the Directors, if the instrument is submitted by electronic communication; and
(b) in the case of a corporation shall be:
(i)	either under the common seal or signed by its attorney or by an officer on behalf of the corporation if the instrument is delivered personally or by post; or
(ii)	authorised by that corporation through such method and in such manner as may be approved by the Directors, if the instrument is submitted by electronic communication.
The Directors may for the purposes of Regulations 83(A)(a)(i) and 83(A)(b)(i), but shall not be bound to, require evidence of the authority of any such attorney or officer. The Directors may, for the purposes of Regulations 83(A)(a)(ii) and 83(A)(b)(ii), designate procedures for authenticating any such instrument, and any such instrument not so authenticated by use of such procedures shall be deemed not to have been received by the Company.
(B) The Directors may, in their absolute discretion:
(a) approve the method and manner for an instrument appointing a proxy to be authorised; and
(b) designate the procedure for authenticating an instrument appointing a proxy, as contemplated in Regulations 83(A)(a)(ii) and 83(A)(b)(ii) for application to such members or class of members as they may determine. Where the Directors do not so approve and designate in relation to a member (whether of a class or otherwise), Regulation 83(A)(a)(i) and/or, as the case may be, Regulation 83(A)(b)(i) shall apply.
PROXY NEED NOT BE A MEMBER
84	A proxy need not be a Member.
DEPOSIT OF PROXIES
85	(A) An instrument appointing a proxy or the power of attorney or other authority, if any,
(a)	if sent personally or by post, must be left at the Office or such other place (if any) as is specified for the purpose in the notice convening the Meeting; or
(b)
if submitted by electronic communication, must be received through such means as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the Meeting, and, in either case, not less than 72 hours before the time appointed for the holding of the Meeting or adjourned Meeting at which it is to be used and in default shall not be treated as valid unless the Directors otherwise determine. An instrument appointing a proxy shall, unless the contrary is stated thereon, be valid as well for any adjournment of the Meeting as for the Meeting to which it relates, Provided that an instrument of proxy relating to more than one Meeting (including any adjournment thereof) having once been so delivered in accordance with the provisions of this Constitution for the purposes of any Meeting shall not be required again to be delivered for the purposes of any subsequent Meeting to which it relates.
(B) The Directors may, in their absolute discretion, and in relation to such members or class of members as they may determine, specify the means through which instruments appointing a proxy may be submitted by electronic communications, as contemplated in Regulation 85(A)(b). Where the Directors do not so specify in relation to a member (whether of a class or otherwise), Regulation 85(A)(a) shall apply.
FORM OF PROXIES
86
(A) Subject to the relevant listing rules of any stock exchange upon which shares in the Company may be listed, an instrument appointing a proxy shall be writing in any usual or common form or in any other form which the Directors may approve, shall be deemed to include the right to move any resolution or amendment thereto and to speak at the Meeting, and need not be witnessed.

(B) Where an instrument appointing a proxy is signed or authorised on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to Regulation 85, failing which the instrument may be treated as invalid.
INTERVENING DEATH OR MENTAL DISORDER OF PRINCIPAL
NOT TO REVOKE PROXY
87
A vote given in accordance with the terms of an instrument of proxy (which for the purposes of this Constitution shall also include a power of attorney) shall be valid notwithstanding the previous death or mental disorder of the principal or revocation of the proxy, or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy was given. Provided that no intimation in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Office (or such other place as may be specified for the deposit of instruments appointing proxies) before the commencement of the Meeting or adjourned Meeting at which the proxy is used.

CORPORATIONS ACTING BY REPRESENTATIVES
88
Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any Meeting of the Company or of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of the corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of this Constitution (but subject to the Act) be deemed to be present in person at any such Meeting if a person so authorised is present thereat.”

EXHIBIT 2
DEALINGS IN SHARES BY THE OFFEREE FA
The information set out in this Exhibit has been included for compliance with the Singapore Code. Unless otherwise defined in this Exhibit, all capitalised terms shall have the meanings ascribed to them in this Schedule 14D-9.
Name	Date	No. of Shares Sold	Transaction Price Per Share	Nature of Transaction
Jefferies LLC	8 March 2022	3,509	US$25.483	Purchase of Shares
Jefferies LLC	8 March 2022	3,509	US$25.4124	Sale of Shares
Jefferies LLC	9 March 2022	2,493	US$25.338	Purchase of Shares
Jefferies LLC	9 March 2022	2,493	US$25.2184	Sale of Shares
Jefferies LLC	16 March 2022	3,744	US$21.214	Purchase of Shares
Jefferies LLC	16 March 2022	3,744	US$21.1943	Sale of Shares
Jefferies LLC	17 March 2022	3,142	US$21.9971	Purchase of Shares
Jefferies LLC	17 March 2022	3,142	US$21.9696	Sale of Shares
Jefferies LLC	18 March 2022	2,635	US$21.9295	Purchase of Shares
Jefferies LLC	18 March 2022	2,635	US$21.9008	Sale of Shares
Jefferies LLC	21 March 2022	3,309	US$23.0091	Purchase of Shares
Jefferies LLC	21 March 2022	3,309	US$22.9756	Sale of Shares
Jefferies LLC	22 March 2022	3,135	US$23.1779	Purchase of Shares
Jefferies LLC	22 March 2022	3,135	US$23.1626	Sale of Shares
Jefferies LLC	23 March 2022	4,248	US$24.4839	Purchase of Shares
Jefferies LLC	23 March 2022	4,248	US$24.4488	Sale of Shares
Jefferies LLC	24 March 2022	3,723	US$23.733	Purchase of Shares
Jefferies LLC	24 March 2022	3,723	US$23.6875	Sale of Shares
Jefferies LLC	25 March 2022	1,968	US$23.7328	Purchase of Shares
Jefferies LLC	25 March 2022	1,968	US$23.7072	Sale of Shares
Jefferies LLC	28 March 2022	4,038	US$24.6983	Purchase of Shares
Jefferies LLC	28 March 2022	4,038	US$24.6983	Sale of Shares
Jefferies LLC	29 March 2022	3,720	US$24.9978	Purchase of Shares
Jefferies LLC	29 March 2022	3,720	US$24.963	Sale of Shares
Jefferies LLC	30 March 2022	3,003	US$25.1132	Purchase of Shares
Jefferies LLC	30 March 2022	3,003	US$25.0102	Sale of Shares
Jefferies LLC	31 March 2022	3,344	US$25.4001	Purchase of Shares
Jefferies LLC	31 March 2022	3,344	US$25.3513	Sale of Shares
Jefferies LLC	1 April 2022	1,764	US$27.01	Purchase of Shares
Jefferies LLC	1 April 2022	1,764	US$26.8389	Sale of Shares
Jefferies LLC	4 April 2022	5,473	US$26.2089	Purchase of Shares
Jefferies LLC	4 April 2022	5,473	US$26.1599	Sale of Shares
Jefferies LLC	5 April 2022	3,320	US$24.2244	Purchase of Shares
Jefferies LLC	5 April 2022	3,320	US$24.1303	Sale of Shares
Jefferies LLC	6 April 2022	1,994	US$22.3481	Purchase of Shares
Jefferies LLC	6 April 2022	1,994	US$22.2944	Sale of Shares
Jefferies LLC	7 April 2022	3,266	US$23.0176	Purchase of Shares

Name	Date	No. of Shares Sold	Transaction Price Per Share	Nature of Transaction
Jefferies LLC	7 April 2022	3,266	US$22.9504	Sale of Shares
Jefferies LLC	8 April 2022	4,666	US$24.9902	Purchase of Shares
Jefferies LLC	8 April 2022	4,666	US$24.9445	Sale of Shares
Jefferies LLC	11 April 2022	4,864	US$22.8941	Purchase of Shares
Jefferies LLC	11 April 2022	4,864	US$22.8837	Sale of Shares
Jefferies LLC	12 April 2022	3,095	US$23.3289	Purchase of Shares
Jefferies LLC	12 April 2022	3,095	US$23.2633	Sale of Shares
Jefferies LLC	18 April 2022	2,805	US$25.9788	Purchase of Shares
Jefferies LLC	18 April 2022	2,805	US$25.8693	Sale of Shares
Jefferies LLC	19 April 2022	4,924	US$28.4512	Purchase of Shares
Jefferies LLC	19 April 2022	4,924	US$28.4389	Sale of Shares
Jefferies LLC	20 April 2022	1,210	US$27.5614	Purchase of Shares
Jefferies LLC	20 April 2022	1,384	US$27.5023	Sale of Shares
Jefferies LLC	21 April 2022	174	US$25.02	Purchase of Shares
Jefferies LLC	22 April 2022	4,555	US$24.2986	Purchase of Shares
Jefferies LLC	22 April 2022	4,555	US$24.2328	Sale of Shares
Jefferies LLC	25 April 2022	3,705	US$21.7982	Purchase of Shares
Jefferies LLC	25 April 2022	3,705	US$21.7571	Sale of Shares
Jefferies LLC	26 April 2022	3,803	US$22.9198	Purchase of Shares
Jefferies LLC	26 April 2022	3,803	US$22.859	Sale of Shares
Jefferies LLC	27 April 2022	3,313	US$25.9107	Purchase of Shares
Jefferies LLC	27 April 2022	3,313	US$25.8985	Sale of Shares
Jefferies LLC	28 April 2022	2,510	US$25.8207	Purchase of Shares
Jefferies LLC	28 April 2022	2,510	US$25.797	Sale of Shares
Jefferies LLC	29 April 2022	2,940	US$25.4217	Purchase of Shares
Jefferies LLC	29 April 2022	2,940	US$25.3257	Sale of Shares
Jefferies LLC	2 May 2022	4,314	US$27.0869	Purchase of Shares
Jefferies LLC	2 May 2022	4,314	US$27.0263	Sale of Shares
Jefferies LLC	3 May 2022	2,928	US$27.4523	Purchase of Shares
Jefferies LLC	3 May 2022	2,928	US$27.3907	Sale of Shares
Jefferies LLC	4 May 2022	1,797	US$27.3309	Purchase of Shares
Jefferies LLC	4 May 2022	1,797	US$27.3434	Sale of Shares
Jefferies LLC	5 May 2022	2,550	US$26.961	Purchase of Shares
Jefferies LLC	5 May 2022	2,550	US$26.9528	Sale of Shares
Jefferies LLC	6 May 2022	2,726	US$26.1112	Purchase of Shares
Jefferies LLC	6 May 2022	2,726	US$26.055	Sale of Shares
Jefferies LLC	9 May 2022	2,280	US$23.365	Purchase of Shares
Jefferies LLC	9 May 2022	2,280	US$23.2326	Sale of Shares
Jefferies LLC	10 May 2022	4,219	US$24.8148	Purchase of Shares
Jefferies LLC	10 May 2022	4,219	US$24.7679	Sale of Shares
Jefferies LLC	11 May 2022	1,783	US$24.6809	Purchase of Shares

Name	Date	No. of Shares Sold	Transaction Price Per Share	Nature of Transaction
Jefferies LLC	11 May 2022	1,783	US$24.5201	Sale of Shares
Jefferies LLC	12 May 2022	1,869	US$23.5074	Purchase of Shares
Jefferies LLC	12 May 2022	1,869	US$23.464	Sale of Shares
Jefferies LLC	16 May 2022	2,976	US$25.2524	Purchase of Shares
Jefferies LLC	16 May 2022	2,976	US$25.2426	Sale of Shares
Jefferies LLC	17 May 2022	3,351	US$26.5564	Purchase of Shares
Jefferies LLC	17 May 2022	3,351	US$26.5174	Sale of Shares
Jefferies LLC	18 May 2022	5,342	US$27.0306	Purchase of Shares
Jefferies LLC	18 May 2022	5,342	US$26.99	Sale of Shares
Jefferies LLC	19 May 2022	5,574	US$26.5888	Purchase of Shares
Jefferies LLC	19 May 2022	5,729	US$26.5555	Sale of Shares
Jefferies LLC	20 May 2022	3,822	US$28.1152	Purchase of Shares
Jefferies LLC	20 May 2022	3,822	US$28.0796	Sale of Shares
Jefferies LLC	23 May 2022	6,754	US$27.749	Purchase of Shares
Jefferies LLC	23 May 2022	6,754	US$27.7277	Sale of Shares
Jefferies LLC	24 May 2022	5,917	US$26.971	Purchase of Shares
Jefferies LLC	24 May 2022	5,917	US$26.97	Sale of Shares
Jefferies LLC	25 May 2022	155	US$24.215	Purchase of Shares
Jefferies LLC	26 May 2022	5,321	US$26.4196	Purchase of Shares
Jefferies LLC	26 May 2022	5,321	US$26.3905	Sale of Shares
Jefferies LLC	27 May 2022	4,363	US$26.1163	Purchase of Shares
Jefferies LLC	27 May 2022	4,363	US$26.1214	Sale of Shares
Jefferies LLC	31 May 2022	4,957	US$25.2976	Purchase of Shares
Jefferies LLC	31 May 2022	4,957	US$25.3025	Sale of Shares
Jefferies LLC	2 June 2022	4,338	US$26.7185	Purchase of Shares
Jefferies LLC	2 June 2022	4,338	US$26.7095	Sale of Shares
Jefferies LLC	3 June 2022	3,462	US$26.7674	Purchase of Shares
Jefferies LLC	3 June 2022	3,462	US$26.7357	Sale of Shares
Jefferies LLC	6 June 2022	3,122	US$26.8996	Purchase of Shares
Jefferies LLC	6 June 2022	3,122	US$26.8395	Sale of Shares
Jefferies LLC	7 June 2022	2,909	US$26.9232	Purchase of Shares
Jefferies LLC	7 June 2022	2,909	US$26.88	Sale of Shares
Jefferies LLC	8 June 2022	3,794	US$24.587	Purchase of Shares
Jefferies LLC	8 June 2022	3,794	US$24.5553	Sale of Shares
Jefferies LLC	9 June 2022	5,906	US$22.233	Purchase of Shares
Jefferies LLC	9 June 2022	5,906	US$22.1947	Sale of Shares
Jefferies LLC	10 June 2022	4,897	US$21.6111	Purchase of Shares
Jefferies LLC	10 June 2022	4,897	US$21.5976	Sale of Shares
Jefferies LLC	13 June 2022	4,550	US$20.2782	Purchase of Shares
Jefferies LLC	13 June 2022	4,550	US$20.2199	Sale of Shares
Jefferies LLC	14 June 2022	5,296	US$20.5343	Purchase of Shares

Name	Date	No. of Shares Sold	Transaction Price Per Share	Nature of Transaction
Jefferies LLC	14 June 2022	5,296	US$20.5202	Sale of Shares
Jefferies LLC	15 June 2022	4,252	US$20.0274	Purchase of Shares
Jefferies LLC	15 June 2022	4,252	US$20.0204	Sale of Shares
Jefferies LLC	17 June 2022	3,223	US$19.4334	Purchase of Shares
Jefferies LLC	17 June 2022	3,223	US$19.4247	Sale of Shares
Jefferies LLC	23 June 2022	4,854	US$18.6737	Purchase of Shares
Jefferies LLC	23 June 2022	4,854	US$18.6523	Sale of Shares
Jefferies LLC	24 June 2022	1,695	US$18.774	Purchase of Shares
Jefferies LLC	24 June 2022	1,695	US$18.7919	Sale of Shares
Jefferies LLC	27 June 2022	4,358	US$19.6362	Purchase of Shares
Jefferies LLC	27 June 2022	4,358	US$19.6036	Sale of Shares
Jefferies LLC	28 June 2022	2,494	US$19.0384	Purchase of Shares
Jefferies LLC	28 June 2022	2,494	US$19.0121	Sale of Shares
Jefferies LLC	29 June 2022	3,496	US$18.4864	Purchase of Shares
Jefferies LLC	29 June 2022	3,496	US$18.475	Sale of Shares
Jefferies LLC	30 June 2022	3,810	US$17.749	Purchase of Shares
Jefferies LLC	30 June 2022	40	US$17.0786	Purchase of Shares
Jefferies LLC	30 June 2022	3,810	US$17.6809	Sale of Shares
Jefferies LLC	1 July 2022	4,390	US$17.5442	Purchase of Shares
Jefferies LLC	1 July 2022	4,390	US$17.517	Sale of Shares
Jefferies LLC	6 July 2022	6,508	US$15.5054	Purchase of Shares
Jefferies LLC	6 July 2022	6,508	US$15.4916	Sale of Shares
Jefferies LLC	7 July 2022	3,592	US$16.0439	Purchase of Shares
Jefferies LLC	7 July 2022	3,592	US$16.0289	Sale of Shares
Jefferies LLC	8 July 2022	4,457	US$15.7844	Purchase of Shares
Jefferies LLC	8 July 2022	4,457	US$15.7725	Sale of Shares
Jefferies LLC	12 July 2022	2,776	US$15.0029	Purchase of Shares
Jefferies LLC	12 July 2022	2,776	US$14.9451	Sale of Shares
Jefferies LLC	13 July 2022	2,216	US$15.0581	Purchase of Shares
Jefferies LLC	13 July 2022	2,216	US$15.0214	Sale of Shares
Jefferies LLC	14 July 2022	2,922	US$14.9313	Purchase of Shares
Jefferies LLC	14 July 2022	2,922	US$14.8889	Sale of Shares
Jefferies LLC	15 July 2022	2,916	US$15.6496	Purchase of Shares
Jefferies LLC	15 July 2022	2,916	US$15.606	Sale of Shares
Jefferies LLC	18 July 2022	2,448	US$16.1586	Purchase of Shares
Jefferies LLC	18 July 2022	2,448	US$16.1283	Sale of Shares
Jefferies LLC	19 July 2022	3,742	US$17.2131	Purchase of Shares
Jefferies LLC	19 July 2022	10	US$17.488	Purchase of Shares
Jefferies LLC	19 July 2022	3,742	US$17.1987	Sale of Shares
Jefferies LLC	21 July 2022	1,349	US$17.3352	Purchase of Shares
Jefferies LLC	21 July 2022	1,349	US$17.268	Sale of Shares

Name	Date	No. of Shares Sold	Transaction Price Per Share	Nature of Transaction
Jefferies LLC	22 July 2022	1,589	US$16.8813	Purchase of Shares
Jefferies LLC	22 July 2022	1,589	US$16.8546	Sale of Shares
Jefferies LLC	26 July 2022	1,866	US$16.8895	Purchase of Shares
Jefferies LLC	26 July 2022	1,866	US$16.8742	Sale of Shares
Jefferies LLC	27 July 2022	2,045	US$17.4232	Purchase of Shares
Jefferies LLC	27 July 2022	2,045	US$17.3844	Sale of Shares
Jefferies LLC	28 July 2022	2,035	US$17.7903	Purchase of Shares
Jefferies LLC	28 July 2022	2,035	US$17.7817	Sale of Shares
Jefferies LLC	29 July 2022	1,952	US$18.0455	Purchase of Shares
Jefferies LLC	29 July 2022	1,952	US$18.0264	Sale of Shares
Jefferies LLC	1 August 2022	2,353	US$18.4447	Purchase of Shares
Jefferies LLC	1 August 2022	2,353	US$18.4035	Sale of Shares
Jefferies LLC	2 August 2022	2,099	US$18.0992	Purchase of Shares
Jefferies LLC	2 August 2022	2,099	US$18.0566	Sale of Shares
Jefferies LLC	3 August 2022	1,931	US$18.8081	Purchase of Shares
Jefferies LLC	3 August 2022	1,931	US$18.774	Sale of Shares
Jefferies LLC	4 August 2022	6,348	US$17.5792	Purchase of Shares
Jefferies LLC	4 August 2022	6,348	US$17.568	Sale of Shares
Jefferies LLC	5 August 2022	1,643	US$17.7869	Purchase of Shares
Jefferies LLC	5 August 2022	1,643	US$17.7705	Sale of Shares
Jefferies LLC	8 August 2022	3,025	US$18.4622	Purchase of Shares
Jefferies LLC	8 August 2022	3,025	US$18.4333	Sale of Shares
Jefferies LLC	9 August 2022	1,649	US$18.4765	Purchase of Shares
Jefferies LLC	9 August 2022	1,649	US$18.4571	Sale of Shares
Jefferies LLC	10 August 2022	2,036	US$19.4228	Purchase of Shares
Jefferies LLC	10 August 2022	2,036	US$19.424	Sale of Shares
Jefferies LLC	11 August 2022	1,445	US$19.8713	Purchase of Shares
Jefferies LLC	11 August 2022	1,445	US$19.8221	Sale of Shares
Jefferies LLC	12 August 2022	1,496	US$19.6647	Purchase of Shares
Jefferies LLC	12 August 2022	1,496	US$19.6101	Sale of Shares
Jefferies LLC	16 August 2022	2,577	US$19.3789	Purchase of Shares
Jefferies LLC	16 August 2022	2,577	US$19.3304	Sale of Shares
Jefferies LLC	17 August 2022	1,907	US$19.0059	Purchase of Shares
Jefferies LLC	17 August 2022	1,907	US$18.9918	Sale of Shares
Jefferies LLC	18 August 2022	5,581	US$21.5312	Purchase of Shares
Jefferies LLC	18 August 2022	5,581	US$21.4849	Sale of Shares
Jefferies LLC	19 August 2022	4,170	US$20.8167	Purchase of Shares
Jefferies LLC	19 August 2022	4,170	US$20.8001	Sale of Shares
Jefferies LLC	22 August 2022	2,563	US$20.1507	Purchase of Shares
Jefferies LLC	22 August 2022	2,563	US$20.1143	Sale of Shares
Jefferies LLC	23 August 2022	2,290	US$20.6383	Purchase of Shares

Name	Date	No. of Shares Sold	Transaction Price Per Share	Nature of Transaction
Jefferies LLC	23 August 2022	2,290	US$20.5758	Sale of Shares
Jefferies LLC	24 August 2022	3,475	US$20.2221	Purchase of Shares
Jefferies LLC	24 August 2022	3,475	US$20.1683	Sale of Shares
Jefferies LLC	25 August 2022	1,747	US$20.3931	Purchase of Shares
Jefferies LLC	25 August 2022	1,747	US$20.331	Sale of Shares
Jefferies LLC	26 August 2022	4,891	US$20.33	Purchase of Shares
Jefferies LLC	26 August 2022	4,891	US$20.2878	Sale of Shares
Jefferies LLC	29 August 2022	1,172	US$23.871	Purchase of Shares
Jefferies LLC	29 August 2022	1,156	US$23.8483	Sale of Shares

EXHIBIT 3
VALUATION CERTIFICATES
The information set out in this Exhibit has been included for compliance with the Singapore Code.

Grindrod Shipping Pte Ltd
200 Cantonment Road
#03-01 Southpoint
Singapore 089763
25th October 2022
Ref: cvl/33122-22
Dear Sirs,
In accordance with your request and subject to the terms and conditions we have agreed with you, we, Clarkson Valuations Limited (CVL), have prepared this Valuation by (i) collating shipbrokers’ price estimates and/or ideas and market knowledge (ii) then seeking to validate such price estimates and/or ideas, where possible and appropriate, with details held on our database, information in relevant works of reference in our possession and particulars given to us for the preparation of this Valuation.
CVL has not physically inspected the Vessels nor inspected their classification records. We have assumed that the Vessels were in good and seaworthy condition and would be delivered free from all debts, registered encumbrances and maritime liens.
CVL is of the opinion that the approximate market value of the below mentioned Vessels, as at 12th October 2022, on the basis of prompt charterfree delivery, as between a willing Seller and a willing Buyer for cash payment under normal commercial terms, were:
Bulk Carriers
No.	Vessel Name	Dwt	Built	Builder	Loa (m)	Beam (m)	Holds / Hatches	Gear (Cranes)	BWTS	Main Engine	Charterfree Value (US$)
1	IVS ATSUGI	62,661	2020	Oshima Shipbuilding	200.0	32.2	5 / 5	4x30t	Fitted	MAN B&W 6S50ME-C9.5	34,250,000
2	IVS PEBBLE BEACH	62,661	2020	Oshima Shipbuilding	200.0	32.2	5 / 5	4x30t	Fitted	MAN B&W 6S50ME-C9.5	34,250,000
3	IVS PHOENIX	60,477	2019	Mitsui S.B.	200.0	32.2	5 / 5	4x30t	Fitted	MAN B&W 6S50ME-B9.3	32,750,000
4	IVS PRESTWICK	61,305	2019	Toyohashi S.B.	199.9	32.2	5 / 5	4x30t	Fitted	MAN B&W 6S50ME-B9.5	32,750,000
5	IVS OKUDOGO	61,331	2019	Toyohashi S.B.	199.9	32.2	5 / 5	4x30t	Fitted	MAN B&W 6S50ME-B9.5	32,750,000
6	IVS SWINLEY FOREST	60,492	2017	Sanoyas Shipbuilding	200.0	32.2	5 / 5	4x30t.	Fitted	MAN B&W 6G50ME-B9.3	30,000,000
7	IVS NORTH BERWICK	60,475	2016	Oshima Shipbuilding	200.0	32.2	5 / 5	4x30t	Fitted	MAN B&W 6S50ME-B9.3	28,500,000
8	IVS GLENEAGLES	58,071	2016	Toyohashi S.B.	190.0	32.2	5 / 5	4x30t	Fitted	MAN B&W 6S50ME-B9.3	26,250,000
9	IVS HAYAKITA	60,402	2016	Mitsui S.B.	200.0	32.2	5 / 5	4x30t	Fitted	MAN B&W 6S50ME-B9.3	28,500,000
10	IVS BOSCH HOEK	60,269	2015	Onomichi Dockyard	200.0	32.2	5 / 5	4x30t	Fitted	MAN B&W 6S50ME-B9.3	27,250,000
Clarkson Valuations Limited
Registered office: Commodity Quay | St Katharine Docks | London | E1W 1BF | United Kingdom | England No. 3354934
T: +44 (0) 20 7334 0000
clarksons.com
VAT Number: GB 245 9035 56 |Quality system registered under ISO 9001, Certified by BSI, Licence Number FS 30573

Bulk Carriers
No.	Vessel Name	Dwt	Built	Builder	Loa (m)	Beam (m)	Holds / Hatches	Gear (Cranes)	BWTS	Main Engine	Charterfree Value (US$)
11	IVS HIRONO	60,280	2015	Onomichi Dockyard	199.9	32.2	5 / 5	4x30t	Fitted	MAN B&W 6S50ME-B9.3	27,250,000
12	IVS WENTWORTH	58,091	2015	Shin Kurushima	189.9	32.2	5 / 5	4x30.5t	Fitted	MAN B&W 6S50ME-B9.3	25,000,000
13	IVS PINEHURST	57,811	2015	Tsuneishi Cebu	190.0	32.2	5 / 5	4x30t	Fitted	MAN B&W 6S50ME-C8.2	24,250,000
14	IVS NARUO	60,317	2014	JMU Kure S.Y.	198.0	32.2	5 / 5	4x30t	Fitted	Wartsila 6RT-flex50-D	25,750,000
15	IVS TEMBE	37,735	2016	Kanda Zosensho	179.9	30.0	5 / 5	4x30t	Fitted	Mitsubishi 6UEC45LSE	24,000,000
16	IVS THANDA	37,715	2015	Kanda Zosensho	179.9	30.0	5 / 5	4x30t	Fitted	Mitsubishi 6UEC45LSE	23,000,000
17	IVS SUNBIRD	33,399	2015	Shin Kochi Jyuko	176.8	28.8	5 / 5	4x30t	Fitted	Mitsubishi 6UEC45LSE-B2	20,000,000
18	IVS PHINDA	37,720	2014	Kanda Zosensho	179.9	30.0	5 / 5	4x30.5t	Fitted	Mitsubishi 6UEC45LSE-B2	22,000,000
19	IVS KESTREL	32,768	2014	Kanda Zosensho	179.8	28.4	5 / 5	4x30t	Fitted	Mitsubishi 6UEC45LSE	19,000,000
20	IVS SPARROWHAWK	33,421	2014	Shin Kurushima	180.0	28.2	5 / 5	4x30.5t	Fitted	Mitsubishi 6UEC45LSE-B2	19,000,000
21	IVS RAFFLES	32,046	2013	Jiangmen Nanyang	179.9	28.4	5 / 5	4x30.5t	-	MAN B&W 6S42MC7.2	15,250,000
22	IVS MERLION	32,046	2013	Jiangmen Nanyang	179.9	28.4	5 / 5	4x30.5t	-	MAN B&W 6S42MC7.2	15,250,000
23	IVS IBIS	28,238	2012	Imabari S.B.	169.4	27.2	5 / 5	4x30.5t	Fitted	MAN B&W 6S42MC7.2	14,250,000
24	IVS KINGLET	33,132	2011	Kanda Zosensho	177.0	28.6	5 / 5	4x30.5t	Fitted	Mitsubishi 6UEC45LSE	16,250,000
25	IVS ORCHARD	32,535	2011	Jiangmen Nanyang	179.9	28.4	5 / 5	4x30.5t	Fitted	MAN B&W 6S42MC7.2	14,000,000
26	IVS MAGPIE	28,240	2011	Imabari S.B.	169.4	27.2	5 / 5	4x30.5t	Fitted	MAN B&W 6S42MC7.2	13,750,000
27	IVS KNOT	33,143	2010	Kanda Zosensho	177.0	28.6	5 / 5	4x30t	Fitted	Mitsubishi 6UEC45LSE	15,500,000
28	IVS SENTOSA	32,701	2010	Jiangmen Nanyang	179.9	28.4	5 / 5	4x30.5t	Fitted	MAN B&W 6S42MC7.2	13,250,000
29	IVS KINGBIRD	32,561	2007	Kanda Zosensho	177.0	28.4	5 / 5	4x30t	Fitted	Mitsubishi 6UEC52LA	12,750,000

This Valuation is based solely on a subjective opinion of the approximate market value applying the methodology described above as at the above Valuation date only and should not be taken to apply to any other date.
The methodology used to create this Valuation has a number of components that may be impacted by the current pandemic and its aftermath, including a widening of price ideas between buyers and sellers. These circumstances must be considered by anyone contemplating entering a transaction of any nature whatsoever or otherwise having regard to this Valuation.
All statements made are statements of opinion and are not representations of fact. Any person contemplating entering a transaction must take account not only of the abnormal conditions prevailing but also of the likelihood of further changes to these abnormal conditions and should also satisfy himself by inspection of the Vessel and its records, or otherwise, as to the correctness of the statements which this Valuation contains.
No assurance or representation is given that the Valuation given would have been sustained or that it would have been realisable in any actual transaction.
The Vessels have been valued individually. If two or more Vessels were to have been placed on the market at the same time, no assurance may be given that the amount realisable would have been equal to the total of the individual values.
This Valuation has been provided solely for the private use of the person to whom it is addressed or to such other person to whom we have consented that this Valuation may be provided. By accepting the provision of our services in respect of this Valuation or by otherwise using or relying on this Valuation, you have accepted either our terms and conditions as specifically agreed between us in writing or, in the event of no such agreement in writing, our terms and conditions including the limitation of liability provisions at www.clarksons.com/terms-of-business/
No person other than the named addressee of this Valuation shall have any rights whatsoever as arising out of or relating to this Valuation under the Contract (Rights of Third Parties) Act 1999 or otherwise.
For and on behalf of
CLARKSON VALUATIONS LIMITED

Director	Authorised Signatory

Fleet Valuation Certificate
Category	Fleet Market Value	Issued To	Grindrod Shipping Holdings
Valuation Date	12 October 2022	Issue Date	21 October 2022
All valuations in this certificate are in US Dollars (USD) subject to the Disclaimer attached.
Market Value	Company
$649.93	Grindrod Shipping Holdings
MARKET VALUE	VESSEL NAME	TYPE	SIZE	BUILT	BUILDER
22.61	IVS Tembe	HANDY BC (Open Hatch)	37700	2016	Kanda
19.30	IVS Sunbird	HANDY BC	33400	2015	Shin Kochi
21.69	IVS Thanda	HANDY BC (Open Hatch)	37700	2015	Kanda
18.42	IVS Kestrel	HANDY BC (Open Hatch)	32800	2014	Kanda
21.36	IVS Phinda	HANDY BC (Open Hatch)	37700	2014	Kanda
19.08	IVS Sparrowhawk	HANDY BC (Open Hatch)	33400	2014	Shin Kurushima Onishi
14.26	IVS Merlion	HANDY BC	32100	2013	Jiangmen Nanyang
14.37	IVS Raffles	HANDY BC	32000	2013	Jiangmen Nanyang
13.91	IVS Ibis	HANDY BC	28200	2012	Imabari
16.51	IVS Kinglet	HANDY BC (Open Hatch)	33100	2011	Kanda
13.67	IVS Magpie	HANDY BC	28200	2011	Imabari
13.18	IVS Orchard	HANDY BC	32500	2011	Jiangmen Nanyang
15.84	IVS Knot	HANDY BC (Open Hatch)	33100	2010	Kanda
12.80	IVS Sentosa	HANDY BC	32700	2010	Jiangmen Nanyang
13.47	IVS Kingbird	HANDY BC (Open Hatch)	32600	2007	Kanda
31.84	IVS Okudogo	ULTRAMAX BC	61300	2019	Shin Kurushima Toyohashi
31.35	IVS Phoenix	ULTRAMAX BC	60500	2019	Mitsui Tamano
31.98	IVS Prestwick	ULTRAMAX BC	61300	2019	Shin Kurushima Toyohashi
28.88	IVS Swinley Forest	ULTRAMAX BC	60500	2017	Sanoyas
25.79	IVS Gleneagles	SUPRAMAX BC	58000	2016	Shin Kurushima Toyohashi
28.02	IVS North Berwick	ULTRAMAX BC	60500	2016	Oshima
27.38	IVS Bosch Hoek	ULTRAMAX BC	60300	2015	Onomichi Dockyard
27.20	IVS Hirono	ULTRAMAX BC	60300	2015	Onomichi Dockyard
25.41	IVS Wentworth	SUPRAMAX BC	58100	2015	Shin Kurushima Onishi
22.68	IVS Pinehurst	SUPRAMAX BC	57800	2015	Tsuneishi Cebu
31.97	IVS Atsugi	ULTRAMAX BC	62700	2020	Oshima
31.88	IVS Pebble Beach	ULTRAMAX BC	62700	2020	Oshima
26.54	IVS Naruo	ULTRAMAX BC	60300	2014	Japan Marine United
28.54	IVS Hayakita	ULTRAMAX BC	60400	2016	Mitsui Tamano

Glossary
Age	Age of a vessel at the time of sale.
Built	Year in which the vessel was delivered from its shipyard.
Category	Indicates whether the valuation is for a single vessel or portfolio of vessels.
Certificate Number	Unique identification code for each valuation certificate.
Features	A property of a vessel that has been given a score e.g. builder.
Market values of the vessel or portfolio prior the Issue Date. These are expressed for the first day of
Historical Values	each month displayed.
Monthly Values	Are as at 1st of the month.
Name	Current name of vessel or portfolio.
Previous 10 Sales in Sector	The previous 10 (ten) sales prior to the valuation date (in the same sector as the valued vessel).
Price	Approximate price, in US Dollars (USD), at which a vessel was sold.
Sale Date	Approximate date on which a vessel was sold.
Cargo carrying capacity of the vessel in units appropriate to the Type (e.g. DWT, TEU, CBM, CUFT,
Size	etc.).
IMO	International Maritime Organisation vessel identification number.
Issue Date	Date of creation of the valuation certificate.
Issued To	The individual and organisation the certificate is issued to.
An estimate of fair market price, in US Dollars (USD), as at the valuation date only and is based on the price VesselsValue estimates as its opinion in good faith that the vessel would obtain in a
Market Value
hypothetical transaction between a willing buyer and a willing seller on the basis of prompt charter free delivery at an acceptable worldwide delivery port, for cash payment on standard sale terms. Please see disclaimer below for more information.

Sold Name	Name under which a vessel was sold.
Status:
Cancelled	Newbuilding terminated prior to launch.
Dead	Scrapped or lost.
Launched	Newbuilding on the water but not yet delivered.
Live	Existing vessel trading or laid up.
Newbuild	On order or under construction.
Type	Type of vessel (e.g. VLCC, Capesize, etc.)
Date for which valuation of the vessel or portfolio applies. This can be the same date as the Issue
Valuation Date	Date (in the case of a current valuation) or it can be prior to the Issue Date (in the case of a historical valuation).
Yard	Shipyard in which the vessel was built.
Algorithms
The model is calibrated using confirmed sales prior to the date of valuation. Sales in circumstances which make them unreflective of fair market value (e.g. with charter) are excluded. Calibration is performed by computational algorithms which automatically adjust the parameters of the mathematical functions to best fit the sales data using multiple, nonlinear, constrained and weighted regression analysis. The software is run daily to ensure valuations reflect the latest sales and earnings information.

Methodology
The vessel's market value is estimated using five factors; Type, Features, Age and Cargo Capacity, and Freight Earnings.
Type
Each vessel type is modelled independently.
Features
Relative scores are assigned to all features recorded in the vessel database.
Age and Cargo Capacity
The nonlinear dependences of value on age and cargo capacity are modelled using mathematical functions with adjustable parameters which allow them to assume a variety of shapes. Constraints are imposed on these parameters by application of economic principles and broking expertise.
Freight Earnings
Time charters, spot freight rates and forward freight agreements are used to create indicators of freight market sentiment for each vessel type. Signal processing techniques are applied to these indicators to maximise their correlation with vessel values.
Disclaimer
In accordance with your request and subject to our Terms and Conditions (set forth at www.vesselsvalue.com/terms), we have made an assessment of the vessels by applying the Methodology described in the certificate. Any changes or corrections or altering of the methodology could result in different valuations for the same vessel on the same valuation date but on different issue dates.
The Market Value provided is an estimate of fair market price, in US Dollars (USD) and is based on the price that the vessel would obtain in a hypothetical transaction between a willing buyer and a willing seller on the basis of prompt, charter free delivery at an acceptable worldwide delivery port, for cash payment under normal commercial terms. For the purposes of that opinion it is assumed that the vessel is in good, sound and seaworthy condition, free of maritime liens and all debts whatsoever, fully classed to the requirements of her present classification society, free of class recommendations, with clean and valid trading certificates, and where relevant to type and age of vessel with full oil majors, Rightship and any other relevant approvals in place.
VesselsValue Ltd has neither made a physical inspection of the vessel(s) nor inspected her class records. All statements made in these valuations are derived from technical and other relevant information available to VesselsValue Ltd at the date of the valuation and based on these assumptions. Any person contemplating entering a transaction of any nature whatsoever or otherwise having regard to these valuations should satisfy himself by inspection of the vessels and their records, or other independent means as to the correctness of statements made in these valuations.
The estimated Market Value and Demolition Value are for the valuation date only and no assurance is given that the value will be sustained or is realisable in any actual transaction.
The vessels have been valued individually. If two or more vessels were to have been placed on the market at the same time, no assurance is given that the amount realisable would have been equal to the total of the individual values.
If the Market Value is lower than the Demolition Value the latter is displayed and denoted by a ‘d’. The Demolition Value provided is an estimate of fair demolition market price in US Dollars (USD). It is calculated by multiplying the lightweight in long tons by the current demolition price, assuming delivery to a vessel breaking yard in the Indian subcontinent as at the valuation date only, based on a hypothetical transaction between a willing seller and a willing demolition cash buyer on standard demolition sale terms, with delivery at the vessel breaking anchorage, and that the vessel is in good, sound and seaworthy condition with all machinery and items onboard and in working condition, free of maritime liens and all debts whatsoever and in the case of tankers in a gas free for man entry only condition.

No person other than the named addressee of this valuation shall have any rights whatsoever against VesselsValue Ltd as arising out of or relating to this valuation under the Contract (Rights of Third Parties) Act 1999 or otherwise.
VesselsValue Ltd
Company No. 7316511
Analyst, VesselsValue

EXHIBIT 4
IFA LETTER ON FINANCIAL PROJECTIONS
The information set out in this Exhibit has been included for compliance with the Singapore Code.
PROVENANCE CAPITAL PTE. LTD.
(Company Registration Number: 200309056E)
(Incorporated in the Republic of Singapore)
96 Robinson Road #13-01 SIF Building
Singapore 068899
28 October 2022
The Board of Directors (except the Recused Director)
Grindrod Shipping Holdings Ltd.
200 Cantonment Road,
#03-01 Southpoint
Singapore 089763
Dear Sirs,
IFA LETTER IN RELATION TO THE FINANCIAL PROJECTIONS ON GRINDROD SHIPPING HOLDINGS LTD. (“COMPANY”)
Unless otherwise defined or the context otherwise requires, all terms used herein have the same meanings as defined in Schedule 14D-9 dated 28 October 2022 as filed with the SEC by the Company, and in our IFA Letter dated 28 October 2022 in relation to the Offer.
Background
In connection with the evaluation by the Company Board (except the Recused Director) of potential sale transactions involving the Company, Management had prepared financial projections of the Grindrod Group for the period from 2H2022 through 2026 (“Financial Projections”), and had provided such information to TMI, the Offeror and the Company’s financial advisor, Jefferies LLC, for their use and reliance in connection with its financial analyses and opinion in connection with the Offer as set out in Schedule 14D-9. A summary of the Financial Projections is disclosed in Schedule 14D-9 under the caption “Certain Prospective Financial Information”.
The Financial Projections were developed by Management assuming the Company’s continued standalone operation and did not give effect to any changes that may occur or expenses that may have been or may be incurred in connection with the transactions contemplated by the Implementation Agreement.
The Financial Projections have been reviewed by the Company Board (except the Recused Director) and are included in Schedule 14D-9 solely to give Grindrod Shareholders access to certain non-public information that was available to the Company Board (except the Recused Director), Offeror, TMI and the Company’s financial advisor, and are not included in order to influence the investment decisions of Grindrod Shareholders with respect to the Offer.
Under Rule 25 of the Singapore Code, the Financial Projections are treated as profit forecasts, and accordingly such Financial Projections are required to be reported on by the auditors of the Company, namely Deloitte & Touche LLP (“Auditors”), under Rule 25.3(a) of the Singapore Code, and the financial advisor under Rule 25.3(b) of the Singapore Code.
We note that on 21 October 2022, the SIC had waived the requirement under Rule 25.3(a) of the Singapore Code for the Auditors to report on the Financial Projections.
We are the Independent Financial Advisor to the Company in respect of the Offer, and have prepared this letter for inclusion in Schedule 14D-9 in connection with the Offer pursuant to Rule 25.3(b) of Singapore Code.
The Financial Projections reflect numerous estimates and assumptions made by the Company with respect to the industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business such as future long-term and spot rates for the chartering of vessels, all of which are difficult to predict and many of which are beyond the Company’s control. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared, including the Holding Announcement in relation to the Proposed Transaction on 29 August 2022, and have not been updated since their date of preparation.
PROVENANCE CAPITAL PTE. LTD.

The Company has confirmed that the Financial Projections, for which the Directors of the Company (except the Recused Director) are solely responsible, were arrived at on bases consistent with the accounting policies adopted by the Grindrod Group as set out in its last audited financial statements for FY2021, and were made based on the key bases and assumptions as disclosed in Exhibit 5 of Annex C to Schedule 14D-9.
We have discussed the above key bases and assumptions underlying the Financial Projections with Management.
We have relied on the accuracy and completeness of all financial and other information provided to us and assumed such accuracy and completeness for the purposes of providing this letter. We have not independently verified such information, and accordingly cannot and do not make any representation or warranty, expressly or impliedly, in respect of, and do not accept any responsibility for, the accuracy, completeness or adequacy of such information. Save as provided in the following paragraph, we do not express any other opinion on the Financial Projections.
Our opinion
Based on the above discussions with Management in relation to the Financial Projections, we are of the view that the Financial Projections (for which the Directors of the Company (except the Recused Director) are solely responsible) have been issued by the Company Board (except the Recused Director) after due and careful enquiry.
For the avoidance of doubt, as our opinion on the Financial Projections is made in relation to and solely to the extent required under Rule 25.3(b) of the Singapore Code, we express no views or opinions on and take no responsibility for the matters required under Rule 25.3(a) of the Singapore Code.
This letter is addressed to the Company Board (except the Recused Director) for the sole purpose of complying with Rule 25.3(b) of the Singapore Code, and we do not accept any responsibility to any other person (other than the Company Board (except the Recused Director)) in respect of, arising from or in connection with this letter.
A copy of this letter dated 28 October 2022 is attached as Exhibit 4 of Annex C to Schedule 14D-9.
Yours faithfully
For and on behalf of
PROVENANCE CAPITAL PTE. LTD.
Wong Bee Eng
Chief Executive Officer
PROVENANCE CAPITAL PTE. LTD.

EXHIBIT 5
KEY BASES AND ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS
AS PREPARED BY THE COMPANY
The information set out in this Exhibit has been included for compliance with the Singapore Code. Unless otherwise defined in this Exhibit, all capitalised terms shall have the meanings ascribed to them in this Schedule 14D-9.
1.	Financial Information
In connection with the evaluation by the Company Board of potential sale transactions involving the Company, the Company’s management (the “Management”) had prepared the Financial Projections based on the prevailing market and economic conditions at the end of 1H2022. The Financial Projections were developed by the Management assuming the Company’s continued standalone operation and did not give effect to any changes that may occur or expenses that may have been or may be incurred in connection with the transactions contemplated by the Implementation Agreement.
The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared and have not been updated since their date of preparation.
The Financial Projections were prepared by the Management and have been reviewed by the Company Board (except the Recused Director).
Certain financial information in relation to the Financial Projections is included in Schedule 14D-9 under the caption entitled “Certain Financial Information” solely to give Grindrod Shareholders access to such non-public information that was made available to the Company Board (except the Recused Director), the Offeror, TMI and its financial advisor, and is not included in order to influence the investment decisions of the Grindrod Shareholders with respect to the Offer.
The Financial Projections are treated as profit forecasts under Rule 25 of the Singapore Code. Under Rule 25.2 of the Singapore Code, the Company Board (except the Recused Director) must state the assumptions upon which they have based their profit forecasts.
2.	Assumptions
The Financial Projections, for which the Company Board (except the Recused Director) is solely responsible, were arrived at on bases consistent with the accounting policies adopted by the Grindrod Group as set out in its last audited financial statements for FY2021, and were made based on the following key bases and assumptions:
(i)
there will be no significant changes in existing political, economic, environmental or regulatory conditions (including military conflicts, pandemic diseases or natural disasters or acts of God) affecting the activities of the Grindrod Group, the industry and the countries in which the Grindrod Group operates;

(ii)
there will be no significant change in the principal activities of the Grindrod Group, the Management, organisational structure, staff complement, employment benefits including the existing policies and awards granted under the 2018 Forfeitable Share Plan;

(iii)
there will be no significant change in the Grindrod Group’s relationships and/or contracts with its major customers, suppliers and lenders, and availability of products that the Grindrod Group transports on behalf of its customers, which may affect the Grindrod Group’s business;

(iv)
the Grindrod Group’s vessels will continue to operate in line with historical levels of efficiency and utilisation, and will continue to be maintained in accordance with the Grindrod Group’s policies and operational practices, including capital expenditures on dry docking and ballast water treatment systems;

(v)
save for the exercising of the purchase options available under the existing time charter contracts (with available cash), there will be no material acquisitions or disposals of assets by the Grindrod Group;

(vi)
freight rates in the spot market are volatile and are not expected to remain at their current levels in the long term. The Financial Projections were prepared based on certain assumed time charter equivalent revenue (“TCE”) per day for the Grindrod Group’s supramax/ultramax and handysize dry bulk vessels. TCE, which is vessel revenue less voyage expense, is assumed to trend downwards during the period of the Financial Projections based on historical average rates;

(vii)	there will be no material changes in applicable accounting standards and accounting policies of the Grindrod Group;
(viii)	there will be no material accounting impairments or reversals of impairments to the significant assets of the Grindrod Group;
(ix)
there will be no exceptional circumstances that will require material provisions to be made by the Grindrod Group in respect of any contingent liability, arbitration (threatened or otherwise) or abnormal bad debts;

(x)	the Financial Projections are based on the long-term inflation outlook and the assumption that there will be no material changes in these long-term inflation outlook;
(xi)	interest rates on the borrowings of the Grindrod Group will move in line with market projections;
(xii)	there will be no material changes in the prevailing foreign currency exchange rates that will materially and adversely affect the results of the Grindrod Group;
(xiii)
there will be no significant changes in the tax legislation, bases or rates of taxation, provident fund contributions, government levies affecting the Grindrod Group across all jurisdictions in which it operates. In particular, it is assumed that the Grindrod Group will continue to benefit from the various tax exemptions for its shipping activities under the Singapore Approved International Shipping Enterprise Scheme; and

(xiv)
there will be no significant change in the Grindrod Group’s published Dividend and Capital Return Policy implemented on 18 August 2021 to return approximately 30 per cent. of its adjusted net income (adjusted for extraordinary items) to Grindrod Shareholders through a combination of quarterly dividends and/or share repurchases in the market.

EXHIBIT 6
IFA LETTER
The information set out in this Exhibit has been included for compliance with the Singapore Code.
PROVENANCE CAPITAL PTE. LTD.
(Company Registration Number: 200309056E)
(Incorporated in the Republic of Singapore)
96 Robinson Road #13-01 SIF Building
Singapore 068899
28 October 2022
To:	The Directors of Grindrod Shipping Holdings Ltd.
(who are deemed to be independent in respect of the Offer)

	Mr Michael John Hankinson	(Non-Executive Chairman)
	Mr John Peter Herholdt	(Non-Executive Director)
	Mr Quah Ban Huat	(Non-Executive Director)
	Mr Stephen William Griffiths	(Interim Chief Executive Officer and Chief Financial Officer)
	Mr Murray Paul Grindrod	(Non-Executive Director)
Dear Sirs,
VOLUNTARY CONDITIONAL GENERAL OFFER FOR GRINDROD SHIPPING HOLDINGS LTD.
Unless otherwise defined or the context otherwise requires, all terms used herein have the same meanings as defined in Schedule 14D-9 dated 28 October 2022 as filed by Grindrod Shipping Holdings Ltd. with the United States Securities and Exchange Commission (“SEC”). The latest practicable date for the purposes of this letter (“Letter”) is 21 October 2022 (“Latest Practicable Date”).
1.	INTRODUCTION
1.1	Holding Announcement
Grindrod Shipping Holdings Ltd. (“Company” or “Grindrod”) is a company incorporated in Singapore, with a primary listing on the NASDAQ Global Select Market (“NASDAQ”) in the United States (“U.S.”) and a secondary listing on the Main Board of the Johannesburg Stock Exchange in South Africa (“JSE”). The Company is a global provider of maritime transportation services predominantly in the drybulk sector.
On 25 August 2022, Taylor Maritime Investment Limited (“TMI”) delivered a non-binding indicative offer proposal to the board of directors of the Company (“Company Board”), pursuant to which TMI proposed to acquire 100% of the ordinary shares of Grindrod (“Shares”) that TMI or its affiliates and subsidiaries do not already own, for an aggregate consideration of US$26.00 per Share, by means of a tender offer, at a cash purchase price of US$21.00 per Share to be paid in conjunction with a special dividend from the Company of US$5.00 per Share (“Proposed Transaction”). Details on the above are disclosed in TMI’s filing on 29 August 2022 as an amendment to its Schedule 13D filed with the SEC.
On 29 August 2022 (“Holding Announcement Date”), the Company Board made reference to the above filing and announced (“Holding Announcement”) that inter alia following discussions with TMI, the Company had entered into exclusive discussions with TMI regarding the Proposed Transaction, subject to entering into definitive agreement with TMI.
TMI is an internally managed shipping company listed on the Premium Segment of the Official List, with its shares trading on the Main Market of the London Stock Exchange (“LSE”). TMI specialises in the acquisition and chartering of vessels in the Handysize and Supramax bulk carrier segments of the global shipping sector. As at the Holding Announcement Date, TMI and its affiliates held 4,925,023 Shares, representing 25.93% shareholding interest in the Company based on 18,996,493 Shares in issue (excluding treasury shares) as at 22 August 2022.
PROVENANCE CAPITAL PTE. LTD.

1.2	Offer Announcement
In the joint announcement on 12 October 2022 (“Offer Announcement Date”), TMI and Grindrod announced (“Offer Announcement”) that they had entered into a transaction implementation agreement dated 11 October 2022 (“Implementation Agreement”) among the Company, TMI and Good Falkirk (MI) Limited, a wholly-owned subsidiary of TMI (“Offeror”) providing for a voluntary conditional cash offer (“Offer”) to be made by the Offeror for all the issued Shares (other than Shares held by the Offeror and Shares held in treasury) (“Offer Shares”), in accordance with Rule 15 of The Singapore Code on Take-overs and Mergers (“Singapore Code”) and the rules of the SEC.
In brief, under the terms of the Offer, shareholders of the Company (“Grindrod Shareholders”) will be entitled to receive:
(a)	the offer price of US$21.00 in cash for each Offer Share (“Offer Price”);
(b)
under the terms of the Implementation Agreement, subject to the conditions to the Offer being satisfied (or to the extent permitted, waived) as of the Expiration Time of the Offer (as defined in the Offer to Purchase) (as such expiration may be extended), Grindrod has agreed to declare and pay a special dividend of US$5.00 per Share (“Special Dividend”), to Grindrod Shareholders that hold Shares as of the dividend record date (“Dividend Record Date”);

(c)
accordingly, under the terms of the Offer and the Implementation Agreement, if the conditions to the Offer are satisfied (or to the extent permitted, waived) as of the Expiration Time of the Offer (as such expiration may be extended), Grindrod Shareholders who have validly tendered (and not withdrawn) their Shares in accordance with the terms of the Offer (and who hold Shares as at the Dividend Record Date) would therefore receive an aggregate transaction value of US$26.00 per Share, comprising the Offer Price and the Special Dividend (“Transaction Value”);

(d)
as mandated by the Financial Surveillance Department of the South African Reserve Bank, Grindrod Shareholders holding their Shares on the JSE will receive their Offer consideration in the equivalent amount of South African rand. The South African rand to U.S. Dollar exchange rate to be applied to determine the amount of South African rand will be set out in the formal offer documentation in respect of the Offer (“Offer to Purchase”); and

(e)	the Offer is conditional upon, amongst other things:
(i)
the Offeror having received, by the Expiration Time of the Offer, as extended, valid tenders in accordance with the terms of the Offer (which have not been validly withdrawn) of at least such number of Offer Shares which, together with Shares acquired before (or, with the approval of the Company, during the period of) the Offer (and including any Shares issued to the Offeror pursuant to the FSA Payment Issuance) (as defined in Section 4 of this Letter), will result in the Offeror and persons acting in concert with it, holding such number of Shares carrying more than 50% of the voting rights attributable to the aggregate of all the Shares of the Company in issue (other than Shares held in treasury) and the number of Shares that would result from the valid vesting and settlement in full of the Company Forfeitable Shares (as defined in Section 1.3 below) (“Minimum Condition”);

(ii)	TMI having obtained the Requisite TMI Shareholder Vote (“Investment Policy Amendment Condition”) (as defined in Section 5.3 of this Letter);
(iii)
all applicable suspension periods (including any extensions thereof) relating to the Offer under the Competition Act, No. 89 of 1998 (as amended) having expired or lapsed and the South African Competition Commission’s approval relating to the Offer having been obtained (“Regulatory Condition”);

(iv)
(aa) the Company Board having declared the Special Dividend and fixed as the Dividend Record Date on or prior to the date on which the Expiration Time occurs, (bb) the Company having remitted sufficient funds to the applicable transfer agents for payment in full of the Special Dividend and (cc) the Company having irrevocably instructed the applicable transfer agents to pay and distribute the funds of the Special Dividend to the holders of record of outstanding Shares as of the Dividend Record Date as soon as possible after the Expiration Time (“Irrevocable Instruction Condition”); and

(v)	other conditions which are set out in the Offer to Purchase.
PROVENANCE CAPITAL PTE. LTD.

1.3	Award Election Opportunity
The Company and its subsidiaries (“Grindrod Group”) operate the 2018 Forfeitable Share Plan (“FSP”) in which certain employees of the Grindrod Group and non-executive directors of the Company participate. Under the rules of the FSP, participating employees and non-executive directors may be granted forfeitable share awards (“Awards”) to be settled with a specified number of Shares (“Company Forfeitable Shares”).
As at the Latest Practicable Date, based on information provided by the Company, there are 475,515 outstanding Awards (“Outstanding Awards”), pursuant to which 475,515 Company Forfeitable Shares are issuable.
In connection with the Offer, the Company and the Offeror have made an award election opportunity proposal (“Award Election Opportunity” or “AEO”) to the holders of Outstanding Awards (“FSA Holders”). FSA Holders should read the details set out in the letter containing the terms and conditions of the AEO (“AEO Letter”).
1.4	Our role as Independent Financial Advisor in relation to the Offer
In connection with the Offer and in compliance with the Singapore Code, the Company has appointed us, Provenance Capital Pte. Ltd. (“Provenance Capital”), as the Independent Financial Advisor (“IFA”) to the directors of the Company (“Directors”) who are deemed independent in respect of the Offer.
As at the Latest Practicable Date, the Company Board comprises the following Directors:
(a)	Mr Michael John Hankinson	(Non-Executive Chairman)
(b)	Mr John Peter Herholdt	(Non-Executive Director)
(c)	Mr Quah Ban Huat	(Non-Executive Director)
(d)	Mr Stephen William Griffiths	(Interim Chief Executive Officer and Chief Financial Officer)
(e)	Mr Murray Paul Grindrod	(Non-Executive Director)
(f)	Mr Paul Charles Over	(Non-Executive Director)
Mr Paul Charles Over (“Mr Paul Over”) joined the Company Board on 17 February 2022 as a designee of TMI. In relation to the Offer, Mr Paul Over is deemed to be acting in concert with the Offeror under the Singapore Code and the Securities Industry Council of Singapore (“SIC”) had exempted Mr Paul Over from the requirement to make a recommendation to the Grindrod Shareholders in connection with the Offer (“Recused Director”).
The Company has confirmed that the remaining Directors are deemed to be independent in respect of the Offer, and accordingly will make their recommendations to the Grindrod Shareholders on the Offer, and the FSA Holders on the AEO.
This Letter is therefore addressed to the Company Board (except the Recused Director) and sets out, inter alia, (a) our evaluation of the financial terms of the Offer and our recommendations on the Offer; and (b) our evaluation of the AEO and our recommendations on the AEO.
This Letter forms part of Schedule 14D-9 which provides, inter alia, details of the Offer, and the recommendations of the Company Board (except the Recused Director) to the Grindrod Shareholders on the Offer, and the FSA Holders on the AEO. This Letter is attached as Exhibit 6 of Annex C to Schedule 14D-9.
The Offeror has on 28 October 2022 despatched the Offer to Purchase to the Grindrod Shareholders containing the terms and conditions of the Offer together with the relevant documents and related Letter of Transmittal to tender Shares. Schedule 14D-9 dated 28 October 2022 is also being mailed to Grindrod Shareholders contemporaneously with the Offer to Purchase.
The Offer to Purchase and Schedule 14D-9 are also made available to the Grindrod Shareholders by the Company through the SENS electronic platform of the JSE and the electronic platform of NASDAQ. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov.
2.	TERMS OF REFERENCE
Provenance Capital has been appointed as the IFA to advise the Company Board (except the Recused Director) in respect of their recommendations to the Grindrod Shareholders in relation to the Offer, and in connection with the Offer, the FSA Holders on the AEO.
PROVENANCE CAPITAL PTE. LTD.

We have confined our evaluation and assessment to the financial terms of the Offer and the AEO, and have not taken into account the commercial risks or commercial merits of the Offer and the AEO. In addition, we have not been requested to, and we do not, express any advice or give any opinion on the merits of the Offer or the AEO relative to any other alternative transaction. We were not involved in the negotiations pertaining to the Offer or the AEO nor were we involved in the deliberations leading up to the decision to put forth the Offer to Grindrod Shareholders or the AEO to the FSA Holders.
The scope of our appointment does not require us to express, and we do not express, any view on the future growth prospects, financial position or earnings potential of the Company and the Grindrod Group. Such evaluation or comments remain the responsibility of the Company Board although we may draw upon their views or make such comments in respect thereof (to the extent deemed necessary or appropriate by us) in arriving at our opinion. The opinion set forth herein is based solely on publicly available information as well as information provided by the Directors and the management of the Grindrod Group (“Management”), and is predicated on the economic and market conditions prevailing as at the Latest Practicable Date. This Letter therefore does not reflect any projections on the future financial performance of the Grindrod Group and we do not express any views as to the prices at which the Shares may trade after the close of the Offer.
We have not been requested or authorised to solicit, and we have not solicited, any indications of interest from any third party with respect to the Shares. In this regard, we have not addressed the relative merits of the Offer or the AEO in comparison with any alternative transactions that the Company had considered in the past and may consider in the future. Therefore, we do not express any views in these areas in arriving at our recommendation.
In formulating our opinion and recommendation, we have had discussions with the Directors and Management and have relied to a considerable extent on the information set out in the Offer to Purchase, Schedule 14D-9, AEO Letter, other public information collated by us and the information, representations, opinions, facts and statements provided to us, whether written or verbal, by the Company and its other professional advisers. Whilst care has been exercised in reviewing the information we have relied upon, we have not independently verified the information both written and verbal, and accordingly cannot and do not make any representation or warranty, expressly or impliedly, in respect of, and do not accept any responsibility for, the accuracy, completeness or adequacy of such information. Nonetheless, we have made reasonable enquiries and exercised our judgement on the reasonable use of such information and have found no reasonable basis to doubt the accuracy or reliability of such information.
We have not made an independent evaluation or appraisal of the assets and liabilities of the Company and/or the Grindrod Group (including without limitation, the Grindrod Group’s vessels).
In connection with the Offer, the Grindrod Group had requested VesselsValue Ltd (“VV”) and Clarkson Valuations Limited (“CVL”) to carry out independent valuations of the Grindrod Group’s owned vessels as well as those chartered-in vessels with an option to purchase as at 12 October 2022 (“Valuation Date”). The Company had provided us with the valuation certificate prepared by VV dated 21 October 2022 and the valuation certificate prepared by CVL dated 25 October 2022. Copies of these valuation certificates are attached as Exhibit 3 of Annex C to Schedule 14D-9. VV is a global research house that provides inter alia market values and data in relation to the maritime industry, including market values of vessels in the drybulk sector. CVL is a leading provider of vessel valuation services to the global shipping and ship finance industry.
We are not experts in the evaluation or appraisal of the assets concerned, and for the purposes of evaluating and assessing the financial terms of the Offer, we have taken into account, inter alia, the above market values of the Grindrod Group’s vessels and we have not made any independent verification of the contents thereof.
Our opinion as set out in this Letter is based on market, economic, industry, monetary and other conditions (if applicable) prevailing as at the Latest Practicable Date, which may change significantly over a relatively short period of time, and the information and representations provided to us as at the Latest Practicable Date. In arriving at our opinion, with the consent of the Directors and Management, we have considered certain other factors and have made certain assumptions as set out in this Letter. We assume no responsibility to update, revise or reaffirm our opinion or assumptions in light of any subsequent development after the Latest Practicable Date that may affect our opinion or assumptions contained herein. Grindrod Shareholders and the FSA Holders should take note of any announcements relevant to their consideration of the Offer or the AEO (as the case may be) which may be released or published after the Latest Practicable Date.
PROVENANCE CAPITAL PTE. LTD.

In rendering our advice and giving our recommendation, we have not considered the specific investment objectives, financial situation, tax position, risk profiles or particular needs and constraints of any Grindrod Shareholder or FSA Holder or any specific group of Grindrod Shareholders or FSA Holders. As each Grindrod Shareholder or FSA Holder may have different investment profiles and objectives, we advise the Directors to recommend that any individual Grindrod Shareholder or FSA Holder or group of Grindrod Shareholders or FSA Holders who may require specific advice in relation to his or their investment portfolio(s) or objective(s), should consult his stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.
The Company has been separately advised by its own professional advisers in the preparation of Schedule 14D-9 (other than this Letter). We have no role or involvement and did not and will not provide any advice (financial or otherwise) in the preparation, review and verification of Schedule 14D-9 (other than this Letter). Accordingly, we take no responsibility for and express no view, whether expressed or implied, on the contents of Schedule 14D-9 (other than this Letter).
Whilst a copy of this Letter may be reproduced in Schedule 14D-9, neither the Company, Grindrod Group, the Directors nor any persons may reproduce, disseminate or quote this Letter (or any part thereof) for the purposes of any matter, other than for the purposes relating to the Offer, at any time and in any manner, without the prior written consent of Provenance Capital in each specific case.
Our opinion is addressed to the Company Board (except the Recused Director) for their benefit and deliberation of the Offer. Their recommendations made to the Grindrod Shareholders in relation to the Offer, and the FSA Holders in relation to the AEO, shall remain the responsibility of the Company Board (except the Recused Director).
Our recommendations to the Company Board (except the Recused Director) in relation to the Offer and the AEO should be considered in the context of the entirety of this Letter and Schedule 14D-9.
Responsibility Statement by the Directors
The Directors have confirmed that, to the best of their knowledge and belief, all material information relating to the Company and the Grindrod Group provided to us in connection with the Offer and the AEO, is true, complete and accurate in all material respects and there is no other information or fact, the omission of which would cause any information disclosed to us or the facts of or in relation to the Offer or the AEO to be inaccurate, incomplete or misleading in any material respect. The Directors jointly and severally accept responsibility accordingly.
3.	TERMS OF THE OFFER
The Offer is made in accordance with Regulations 14D and 14E under the U.S. Securities Exchange Act of 1934 (“Exchange Act”) and the Singapore Code, subject to certain exemptions granted by the SEC and the SIC. The detailed terms and conditions of the Offer are set out in the Offer to Purchase.
The key terms of the Offer are set out below for your reference:
3.1	Offer Shares
The Offer is extended to all the issued Shares (other than Shares held by the Offeror and Shares held in treasury), which shall include all new Shares unconditionally issued or to be issued prior to the final closing date of the Offer pursuant to the valid vesting and settlement of any Outstanding Awards pursuant to the FSP operated by the Grindrod Group.
3.2	Offer Price
The Offer Price is US$21.00 in cash for each Offer Share.
PROVENANCE CAPITAL PTE. LTD.

3.3	No Encumbrances
The Offer Shares will be acquired by the Offeror:
(a)	fully paid;
(b)	free from all Encumbrances (as defined in the Offer to Purchase); and
(c)
together with all rights, benefits and entitlements attached thereto as at the Offer Announcement Date and thereafter attaching thereto, including the right to receive and retain all dividends, rights, return of capital and other distributions (if any) declared, paid or made by the Company in respect of the Offer Shares on or after the Offer Announcement Date, other than:

(i)	the Special Dividend; and
(ii)
any dividend by reference to each quarter of the Company, declared by the Company with a record date falling on or prior to the end of the Subsequent Offering Period (as defined in Section 3.6 of this Letter), in an amount determined in accordance with and subject to the parameters (including as to the maximum percentage limit of distributable profits) set out in, the Company’s dividend and capital return policy as in effect on 25 August 2022 (but without taking into account the Special Dividend in determining such amount) that has a declaration date, announcement date, record date and payment date that is consistent with past practice as to timing; provided that such dividend is permitted by applicable laws and regulations, and the rules of applicable stock exchanges, and shall not prejudice the payment of the Special Dividend (“Permitted Dividend”),

(such rights, dividends, rights, return of capital, and other distributions but excluding the Special Dividend and the Permitted Dividend, collectively, “Distributions”).
As a condition to the Offer, without TMI’s written consent, the Company shall not declare, make or pay any dividends or any other form of Distribution to the Grindrod Shareholders, save for the Special Dividend, the Permitted Dividend and the Special Dividend Equivalent Payment in respect of the Outstanding Awards. It is disclosed in Schedule 14D-9 that the Company Board does not intend to announce quarterly dividends prior to the expiration of the Offer, and there is no guarantee that the Company Board will announce any quarterly dividends.
3.4	Jurisdictions
The Offer is part of a single offer that is being made on the same terms in the United States, Singapore, South Africa and other jurisdictions where the Offer may be legally extended.
3.5	Offer Conditions
3.5.1	Pursuant to the terms of the Implementation Agreement, the Offer is conditional upon the satisfaction or, subject to Section 3.5.2 below, waiver (as the case may be) of the following conditions:
(a)	the Minimum Condition;
(b)
the Investment Policy Amendment Condition, i.e. TMI having obtained its shareholders’ approval for the Investment Policy Amendment, which would permit TMI to consummate the transactions contemplated by the Implementation Agreement;

(c)	the Regulatory Condition;
(d)	the Irrevocable Instruction Condition; and
(e)	other conditions which are set out in the Offer to Purchase,
(collectively, the “Offer Conditions”).
As at 21 October 2022, being the Latest Practicable Date, the Regulatory Condition has been fulfilled. On 28 October 2022, being the date of the Offer to Purchase, the Investment Policy Amendment Condition has been satisfied and on that date, the Company Board has declared and set 25 November 2022 as the Dividend Record Date for the Special Dividend.
3.5.2
The Implementation Agreement provides that each of the Offeror or TMI may in its sole discretion waive, in whole or in part, any of the Offer Conditions in accordance with the Singapore Code, save that the Minimum

PROVENANCE CAPITAL PTE. LTD.

Condition, the Termination Condition, the Regulatory Condition and the Injunction Condition may only be waived, amended or modified with the prior written consent of the Company.
The Injunction Condition is in relation to there being no order issued by any court to prohibit the consummation of the Offer.
Please refer to the Offer to Purchase for further details on the Offer Conditions.
3.6	Duration of the Offer
The initial offer period, during which Grindrod Shareholders can tender their Shares into the Offer, begins on 28 October 2022 and ends on 28 November 2022 at 11:59 p.m. New York City time (“Initial Expiration Time”).
If, as of the expiration time, all Offer Conditions have been satisfied, the Offeror shall irrevocably accept for payment all Shares that have been validly tendered and not withdrawn (“Acceptance Time”).
Immediately following such Acceptance Time, the Offeror will provide for a subsequent offering period during which Grindrod Shareholders who have not previously validly tendered their Shares may do so. The subsequent offering period will last at least fifteen (15) Business Days (and one or more extensions thereof) (“Subsequent Offering Period”), but in no event will the Offeror be required to extend the Offer beyond 11:59 p.m. New York City time on 13 January 2023. No withdrawal rights shall apply during the Subsequent Offering Period.
Please refer to the Offer to Purchase for further details on the duration of the Offer.
3.7	Special Dividend
In conjunction with the Offer, the Company agreed to declare and pay an interim cash dividend i.e. the Special Dividend of US$5.00 per Share, subject to the following terms and conditions as set out in the Implementation Agreement:
(a)	the payment of the Special Dividend will be conditional upon the satisfaction (or to the extent permitted, waiver) of the Offer Conditions as of the Expiration Time;
(b)
the Special Dividend will be declared by the Company and the Dividend Record Date will be determined and announced by the Company Board following consultation with TMI, promptly following the later of (i) the satisfaction of the Regulatory Condition, and (ii) the satisfaction of the Investment Policy Amendment Condition, provided that the Injunction Condition shall not have been triggered; and

(c)
such Dividend Record Date shall be, subject to the applicable rules of NASDAQ and the JSE and under the Exchange Act, as close as practically possible to a scheduled Expiration Time occurring thereafter.

If the Offer Conditions are satisfied (or to the extent permitted, waived) as of the Expiration Time (as extended), Grindrod Shareholders who hold Shares as at the Dividend Record Date will be entitled to the Special Dividend. Accordingly, under the terms of the Offer and the Special Dividend, Grindrod Shareholders who have validly tendered their Shares in accordance with the terms of the Offer (and who hold Shares as at the Dividend Record Date) would receive the Transaction Value of US$26.00 per Share, comprising the Offer Price of US$21.00 per Share and Special Dividend of US$5.00 per Share.
If the Offer Conditions are not satisfied (or to the extent permitted, waived) as of the Expiration Time (as extended), no Special Dividend will be paid by the Company.
On 28 October 2022, the Company Board has declared and set 25 November 2022 as the Dividend Record Date for the Special Dividend.
Please refer to Schedule 14D-9 for further details on the Special Dividend.
3.8	Further details of the Offer
Further details of the Offer are set out in the Offer to Purchase, including details on inter alia (a) the settlement of the consideration for the Offer; (b) tender procedures; and (c) withdrawal rights.
PROVENANCE CAPITAL PTE. LTD.

4.	AEO
The Grindrod Group operates the FSP in which certain employees of the Grindrod Group and non-executive directors of the Company participate. Under the rules of the FSP, participating employees and non-executive directors may be granted Awards to be settled with a specified number of Company Forfeitable Shares.
As at the Latest Practicable Date, based on information provided by the Company, there are 475,515 Outstanding Awards, pursuant to which 475,515 Company Forfeitable Shares are issuable.
Under the rules of the FSP, Awards are not transferable by the FSA Holders. In view of this restriction, the Offeror will not make an offer to acquire the Awards, although, for the avoidance of doubt, the Offer is extended to all the Offer Shares, which shall include all new Shares unconditionally issued or to be issued prior to the final closing date of the Offer pursuant to the valid vesting and settlement of any Outstanding Awards pursuant to the FSP.
Instead, the Company and the Offeror have made the AEO to the FSA Holders on the terms set out in the AEO Letter, that subject to the Acceptance Time occurring, each Outstanding Award shall become fully vested at the Acceptance Time by virtue of the Company’s compensation and nomination committee (“Remuneration Committee”) resolving to (a) terminate the FSP pursuant to Rule 15.4 of the FSP and as required under the Implementation Agreement; and (b) accelerate the vesting of the Outstanding Awards as a result of the change of control of the Company following the Acceptance Time and the termination of the FSP pursuant to Rule 10.1 of the FSP and as required under the Implementation Agreement.
In such event, in respect of such Outstanding Awards:
(a)
if the consent of the relevant FSA Holder to the cancellation of all his or her Outstanding Awards so vested has been obtained (through acceptance of the AEO), such FSA Holder shall be entitled, in consideration of such cancellation, to receive payment of US$21.00 (in lieu of the Offer Price) in respect of each Share which would have accrued on the Outstanding Awards held by such FSA Holder, using cash provided by the Offeror (each such payment, an “FSA Payment” and the aggregate of all such FSA Payments, the “Aggregate FSA Payment”);

(b)
if the consent of the relevant FSA Holder to the cancellation of all his or her Outstanding Awards so vested has not been obtained, such FSA Holder shall be entitled to be issued such number of Shares accruing to such Outstanding Awards, with such Shares to be delivered by the Company to such holder as promptly as practicable after the Acceptance Time; and

(c)
subject to the occurrence of the Acceptance Time, each FSA Holder shall receive payment of US$5.00 (in lieu of the Special Dividend) (“Special Dividend Equivalent Payment”) in respect of each Share which would have accrued on the Outstanding Awards held by such FSA Holder as at the Dividend Record Date, using cash provided by the Company.

Following payment by the Offeror to the Company of an amount equivalent to the Aggregate FSA Payment, the Company will promptly issue to the Offeror, such number of Shares obtained by dividing the Aggregate FSA Payment by the Offer Price (“FSA Payment Issuance”).
Each FSA Payment and Special Dividend Equivalent Payment will be made by the Company no later than the first payroll date immediately following the Acceptance Time, and TMI, the Offeror and the Company shall be entitled to deduct or withhold from each such FSA Payment or Special Dividend Equivalent Payment, any amounts required to be deducted or withheld under applicable tax laws.
For the avoidance of doubt, whilst the AEO is conditional upon the Offer Conditions being satisfied (or to the extent permitted, waived) as at the Expiration Time of the Offer (as such expiration may be extended) and the occurrence of the Acceptance Time, the Offer will not be conditional upon acceptances received in relation to the AEO. The Offer and the AEO are separate and are mutually exclusive. The AEO does not form part of the Offer, and vice versa.
The AEO should be read and construed together with, and in the context of, the Offer to Purchase and the acceptance form for the AEO.
Acceptances of the AEO shall be irrevocable.
PROVENANCE CAPITAL PTE. LTD.

FSA Holders should refer to the AEO Letter and any notifications that may be made by the Company with respect to the closing date for acceptances of the AEO by the FSA Holders.
Each FSA Holder can, in relation to all his or her Outstanding Awards, either:
•	accept the AEO in respect of all of his or her Outstanding Awards in accordance with the terms and conditions of the AEO (a “Accepting FSA Holder”); or
•	take no action and let the AEO lapse in respect of all of such Outstanding Awards (a “Non-Accepting FSA Holder”).
FSA Holders are to note that the AEO is in respect of all of their holdings of the Outstanding Awards.
FSA Holders should refer to the details set out in the AEO Letter.
5.	SALIENT INFORMATION ON TMI AND THE OFFEROR
Details on TMI and the Offeror are set out in the Offer to Purchase.
5.1	TMI
TMI is a Guernsey-incorporated company limited by shares. It is an internally managed shipping company listed on the Premium Segment of the Official List, with its shares trading on the Main Market of the LSE since May 2021.
As at Latest Practicable Date, the market capitalisation of TMI was approximately US$380.7 million.
TMI specialises in the acquisition and chartering of vessels in the Handysize and Supramax bulk carrier segments of the global shipping sector.
Please refer to TMI’s website (https://taylormaritimeinvestments.com) for more information on TMI.
5.2	Offeror
The Offeror is a company incorporated in the Republic of Marshall Islands and is a wholly-owned subsidiary of TMI. The principal business of the Offeror is to hold investments on behalf of the TMI group. The Offeror currently holds the TMI group’s existing investment in the Company.
The Offeror first acquired the Shares and accumulated additional purchases in the fourth quarter of 2021, amounting to an approximate 26% ownership position in the Company and designated Mr Paul Over to serve on the Company Board.
TMI had continued to engage the Company in discussions in relation to additional acquisition of Shares, leading to the entering into of the non-binding indicative offer proposal with the Company on 25 August 2022 and the Implementation Agreement on 12 October 2022.
As at the Holding Announcement Date and the Offer Announcement Date, TMI, through the Offeror, held 4,925,023 Shares, representing 25.93% shareholding interest in the Company based on 18,996,493 Shares in issue (excluding treasury shares) as at the respective dates. The above shareholding interest of TMI in the Company has not changed since the Offer Announcement Date and up to the Latest Practicable Date based on the disclosures in the Offer to Purchase.
5.3	TMI shareholder approval
The Offer is subject to the approval of TMI shareholders (“TMI Shareholders”) in respect of a proposed amendment to TMI’s existing investment policy (“Investment Policy Amendment”). The Investment Policy Amendment would (a) increase TMI’s maximum aggregate borrowing limit to 40% of gross asset value for acquisition financing and reducing to no more than 25% within 18 months; and (b) allow for the acquisition of a shipping company with a single investment restriction of 40% of gross asset value and reducing to below 30% within 18 months.
The Investment Policy Amendment is considered to constitute a material change to TMI’s published investment policy, and therefore TMI is required to obtain approval from its shareholders by way of an ordinary resolution (“Resolution”), which requires the approval of a simple majority of the TMI Shareholders present in person or by proxy and entitled to vote at the meeting (“Requisite TMI Shareholder Vote”).
PROVENANCE CAPITAL PTE. LTD.

As at 11 October 2022, TMI had received letters of undertaking and letters of intent, from certain directors and shareholders of TMI, amounting to, in aggregate, 124,171,772 TMI ordinary shares, representing approximately 37.6% of TMI’s issued share capital, to vote in favour of the Resolution.
The Offer is conditional upon the abovementioned approval of TMI Shareholders in respect of the Investment Policy Amendment Condition.
As at the date of the Offer to Purchase, the Investment Policy Amendment Condition has been satisfied.
6.	PURPOSE FOR THE OFFER, COMPULSORY ACQUISITION AND LISTING STATUS OF THE COMPANY
6.1	Purpose and reasons for the Offer, and plans for the Company after the Offer
The full text of the Offeror's purpose and reasons for the Offer, and plans for the Company after the Offer is set out in the Offer to Purchase.
In summary, we note the following:
(a)	the Offeror, which has an existing 25.93% shareholding interest in the Company, is seeking to consolidate control of the Company through an all cash Offer;
(b)
the Offer in cash provides an immediate and certain exit opportunity for Grindrod Shareholders at an attractive premium above the undisturbed Share price at a time of significant market volatility and economic uncertainty;

(c)
TMI believes the strategic combination with the Grindrod Group will create a significant market player and owner of mid-sized drybulk ships. Together, TMI and the Grindrod Group (“Enlarged Group”) would own a fleet of 58 geared vessels (including Grindrod Group’s six chartered-in vessels, four of which have purchase options). TMI believes the complementary fleets have the potential to generate defensive earnings and sustainable dividends, improve average vessel age and carbon intensity; and

(d)
TMI expects the Enlarged Group should benefit from enhanced resilience and improved market access to face potentially more difficult macro environments and in the face of future incoming shipping regulations in relating to the environment.

Future plans for the Company after the Offer
Subject to qualifications as set out in the Offer to Purchase, it is expected that, initially following the Offer, the business of the Enlarged Group will be continued substantially as it is currently being conducted. However, TMI and the Offeror will be conducting a strategic review of the Enlarged Group and will consider whether any changes would be desirable in light of the prevailing circumstances upon completion of the Offer. Possible changes could include changes in the Company’s business, corporate structure, charters, bylaws, capitalization and management or changes to the Company Board. TMI and the Offeror retain the flexibility at any time to consider any options and opportunities in relation to the Enlarged Group which may present themselves and which TMI and the Offeror may regard to be in the interests of the Enlarged Group.
6.2	Compulsory Acquisition
Pursuant to Section 215(1) of the Companies Act 1967 of Singapore (“Companies Act”), if the Offeror acquires not less than 90% of the total issued Shares as at the date of the Offer (other than those already held by the Offeror, its related corporations or their respective nominees as at the date of the Offer and which, for the avoidance of doubt, excludes any Shares held by the Company in treasury) within four months after the date of the Offer, the Offeror will be entitled to exercise its rights under Section 215(1) of the Companies Act to compulsorily acquire all the Offer Shares of the Grindrod Shareholders who have not accepted the Offer on the same terms as the Offer.
In such event, the Offeror intends to, and as required under the Implementation Agreement, shall promptly exercise its right to compulsorily acquire all the Offer Shares of the Grindrod Shareholders who have not accepted the Offer.
As disclosed in the Offer to Purchase, whether or not the conditions to the compulsory acquisition are satisfied following the Offer, depending upon the number of Shares purchased pursuant to the Offer, the Shares may cease
PROVENANCE CAPITAL PTE. LTD.

to be listed on NASDAQ and/or the JSE, and the registration of the Shares under the Exchange Act and the Company’s reporting issuer status under U.S. securities laws may be terminated.
Pursuant to Section 215(3) of the Companies Act, if the Offeror acquires such number of Offer Shares which, together with Shares held by it, its related corporations and their respective nominees, comprise 90% or more of the total issued Shares, the Grindrod Shareholders who have not accepted the Offer have a right to require the Offeror to acquire their Shares at the Offer Price. Such Grindrod Shareholders who wish to exercise such right are advised to seek their own independent legal advice.
6.3	Listing Status of the Company
NASDAQ
Depending upon the number of Shares purchased by the Offeror pursuant to the Offer, the Shares may no longer meet the requirements of NASDAQ for continued listing and may be delisted from NASDAQ. According to NASDAQ’s published guidelines, NASDAQ would consider delisting the Shares if, among other things: (i) the number of Shares publicly held falls below 750,000; (ii) the number of holders (including both holders of beneficial interest and holders of record) of Shares falls below 400; or (iii) the market value of such publicly-held Shares is not at least US$5,000,000.
In addition, following the consummation of the Offer, if NASDAQ does not initiate delisting procedures on its own, the Offeror may decide to cause the Company to voluntarily delist the Shares from NASDAQ, depending upon the number of Shares purchased by the Offeror pursuant to the Offer and the number of holders of the Shares. As set out in Section 6.2 above, if the Offeror is entitled to, it intends to, and as required under the Implementation Agreement, shall promptly exercise its rights under Section 215(1) of the Companies Act to compulsorily acquire all the Offer Shares of the Grindrod Shareholders who have not accepted the Offer, and the Offeror may decide to cause the Company to voluntarily delist the Shares from NASDAQ.
Registration of the Shares under the Exchange Act may be terminated upon notice to the SEC if the Shares are neither listed on a national securities exchange in the U.S. nor held by 300 or more holders of record. Termination of such registration of the Shares would substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of such Act no longer applicable to the Company, such as the requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions.
JSE
In a scenario where the Offeror exercises its right to compulsorily acquire and acquires or agrees to acquire all of the Offer Shares (in the circumstances contemplated in the preceding paragraphs), the Offeror intends to procure that the Company will make an application for the cancellation of the listing of its securities on the List maintained by the JSE and for the cancellation of the admission to trading of the Company’s securities on the Main Board of the JSE.
It is anticipated that the application for cancellation of the listing on the List maintained by the JSE and the admission to trading on the Main Board of the JSE will take effect no earlier than the commencement of business on the JSE on the date that is 30 South African Business Days after the publication by the Offeror of an announcement that it is invoking its right to compulsorily acquire all of the Offer Shares.
Details on compulsory acquisition under Section 215(1) of the Companies Act and the listing status of the Company are set out in the Offer to Purchase.
7.	SALIENT INFORMATION ON THE COMPANY AND THE GRINDROD GROUP
Information on the Company and the Grindrod Group is set out in Schedule 14D-9.
7.1	Overview
The Company was incorporated as a private company under the name of Grindrod Shipping Holdings Pte. Ltd. on 2 November 2017 in Singapore for the purpose of acquiring the shipping business from Grindrod Limited, a public company incorporated in the Republic of South Africa.
On 25 April 2018, Grindrod Shipping Holdings Pte. Ltd. was converted from a private company to a public company and assumed its present name.
PROVENANCE CAPITAL PTE. LTD.

The Company became a publicly traded company with its shares listed on NASDAQ in the U.S. on 18 June 2018 under the symbol “GRIN”, and obtained a secondary listing on the JSE in South Africa on 19 June 2018 under the symbol “GSH”.
The Grindrod Group has a longstanding history in shipping, its business having been founded in South Africa in 1910. Since the Company’s listing in 2018, it has streamlined its asset ownership structure and concentrated in the drybulk sector.
The Company is headquartered in Singapore, with offices in London, Durban, Tokyo and Rotterdam.
The Grindrod Group owns and operates a diversified fleet of owned and chartered-in drybulk vessels predominantly in the Handysize and Supramax/Ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of 31 vessels comprising 15 Handysize drybulk carriers and 16 Supramax/Ultramax drybulk carriers.
Information on the Company is available on the Stock Exchange News Services (SENS) of the JSE (https://clientportal.jse.co.za) and the NASDAQ website (https://www.nasdaq.com).
7.2	Directors
As at the Latest Practicable Date, the Company Board comprises the following Directors:
(a)	Mr Michael John Hankinson	(Non-Executive Chairman)
(b)	Mr John Peter Herholdt	(Non-Executive Director)
(c)	Mr Quah Ban Huat	(Non-Executive Director)
(d)	Mr Stephen William Griffiths	(Interim Chief Executive Officer and Chief Financial Officer)
(e)	Mr Murray Paul Grindrod	(Non-Executive Director)
(f)	Mr Paul Charles Over	(Non-Executive Director)
Mr Paul Over joined the Company Board on 17 February 2022 as a designee of TMI. In relation to the Offer, Mr Paul Over is deemed to be acting in concert with the Offeror under the Singapore Code and the SIC had exempted Mr Paul Over from the requirement to make a recommendation to the Grindrod Shareholders in connection with the Offer.
The remaining Directors are deemed to be independent in respect of the Offer, and accordingly will make their recommendations on the Offer to the Grindrod Shareholders and the FSA Holders on the AEO.
As at the Latest Practicable Date, the respective Directors’ shareholding interests in the Company and the Outstanding Awards are as follows:
Directors	Direct interests		Indirect interests		Interest in the Outstanding Awards (equivalent no. of Company Forfeitable Shares)
	No. of Shares	% shareholding interest(1)	No. of Shares	% shareholding interest(1)
Mr Michael John Hankinson	16,423	0.09	200	n.m.(2)	4,166
Mr John Peter Herholdt	9,412	0.05	0	—	3,333
Mr Quah Ban Huat	9,412	0.05	0	—	3,333
Mr Stephen William Griffiths	79,830	0.42	0	—	100,668
Mr Murray Paul Grindrod	49,278	0.26	1,424,853	7.50	2,023
Mr Paul Charles Over	1,818	0.01	0	—	2,023
Total	166,173	0.88	1,425,053	7.50	115,546
Notes:
(1)	Based on 18,996,493 Shares (excluding treasury shares) as at the Latest Practicable Date; and
(2)	Not meaningful.
As disclosed in Schedule 14D-9 under the caption “Intent to Tender”, the Directors currently intend to tender or cause to be tendered all Shares held or beneficially held by them pursuant to the Offer.
PROVENANCE CAPITAL PTE. LTD.

Further, as disclosed in Section 4.11 of Annex C to Schedule 14D-9, the Directors also intend to accept the AEO in respect of all their Outstanding Awards.
Tender and Support Agreements
In connection with the Offer, as at the Offer Announcement Date, each of the following Grindrod Shareholders had executed a tender and support agreement with TMI and the Offeror (collectively, the “Tender and Support Agreements”), under which each of them has agreed to inter alia accept the Offer with respect to all the Shares owned by them:
(a)	Grindrod Investments Proprietary Limited, which holds 1,922,740 Shares, representing 10.12% of the outstanding Shares in issue; and
(b)	Mr Michael John Hankinson, who holds directly 16,423 Shares*, representing 0.09% of the outstanding Shares in issue.
*	excluding his interest in 4,166 Outstanding Awards as at the Offer Announcement Date.
Save for the above Tender and Support Agreements, the Offeror has not received any irrevocable commitments from any other party to accept or reject the Offer as at the Latest Practicable Date.
Further details of the Tender and Support Agreements are set out in Schedule 14D-9 under the caption “Arrangements with the Offeror and TMI”.
7.3	Share capital of the Company
As at the Latest Practicable Date, the Company has a paid-up share capital of US$320.7 million comprising 18,996,493 issued Shares (excluding 313,531 treasury shares). In addition, the Company has 475,515 Outstanding Awards, pursuant to which 475,515 Company Forfeitable Shares are issuable.
Save for the above, the Company has not granted any options or issued any rights, warrants or other securities convertible into, exercisable for or redeemable for any Shares.
As set out in Section 4 of this Letter, pursuant to the AEO and subject to the Acceptance Time occurring, each Outstanding Award shall become fully vested at the Acceptance Time, and the FSP will be terminated, as required under the Implementation Agreement.
In view of the above, for the purposes of our analysis and evaluation of the Offer as set out in Section 9 of this Letter, where relevant, we have assumed that all the Outstanding Awards have been vested and settled with the issuance of the Company Forfeitable Shares. Accordingly, the Company would have 19,472,008 outstanding Shares on a fully diluted basis (“Fully Diluted Shares Outstanding”).
Based on the Transaction Value of US$26.00 for each Offer Share and the Fully Diluted Shares Outstanding, the implied market capitalisation of the Company is approximately US$506.3 million.
7.4	Salient financial information of the Grindrod Group
7.4.1	Financial performance of the Grindrod Group
Since the listing of the Company in June 2018, the Grindrod Group had reported losses for the financial years ended 31 December 2018 (“FY2018”), 31 December 2019 (“FY2019”) and 31 December 2020 (“FY2020”). The Grindrod Group made significant improvement in its financial performance for the last financial year ended 31 December 2021 (“FY2021”) and the latest unaudited interim financial results for the half year ended 30 June 2022 (“1H2022”).
PROVENANCE CAPITAL PTE. LTD.

Set out below is a summary of the financial performance of the Grindrod Group for FY2018, FY2019, FY2020, FY2021 and 1H2022, with the financial performance for the corresponding period for the preceding year (“1H2021”):
	Audited				Unaudited
US$’000	FY2018(1)	FY2019	FY2020	FY2021	1H2021	1H2022
Revenue	319,018	272,292	210,682	455,839	178,255	271,868
Gross profit	11,093	10,984	4,055	176,897	48,201	105,297
Profit/(Loss) for the year/period attributable to:
- Owners of the Company	(20,640)	(43,487)	(38,795)	118,925	22,129	85,795
• Continuing operations	N.A	(27,085)	(32,672)	122,090	24,978	85,795
• Discontinued operations	N.A	(16,402)	(6,123)	(3,165)	(2,849)	—
- Non-controlling interests	—	—	(2,305)	10,557	5,458	—
Source:	Company’s annual reports for FY2018 and FY2021, and the unaudited financial results announcement for 1H2022
Note:
(1)
The Grindrod Group had discontinued its tanker business in FY2021. In the annual report of the Company for FY2021, the financial results for the last 3 years from FY2019 to FY2021 were presented after taking into consideration the discontinued tanker business. Hence, the financial results for FY2018 which have not been adjusted to take into account the discontinued tanker business should be read in that context.

The Grindrod Group operates mainly in the drybulk sector and derives its revenue mainly from vessel revenue by chartering out its fleet of vessels. The Grindrod Group had since December 2021 discontinued its tanker business operations which were loss-making.
FY2018 to FY2020
The Grindrod Group had made losses of approximately US$20 million in FY2018 and suffered higher losses of approximately US$40 million from its continuing and discontinued operations in FY2019 and FY2020. The Grindrod Group’s performance in FY2020 was negatively impacted by the outbreak of the COVID-19 pandemic which caused severe trade disruptions.
FY2021 vs FY2020
In FY2021, the Grindrod Group made a significant turn-around in profitability with a substantial increase in revenue from its continued operations by US$245.2 million (or 116.3%) from US$210.7 million in FY2020 to US$455.8 million in FY2021.
The strong performance by the Grindrod Group was a result of the strong rebound in the freight market in FY2021 as demand for commodities recovered, due mainly to the global fiscal stimulus as well as delays and port disruptions, which increased the demand for drybulk and positively impacted spot rates in the drybulk shipping market.
Gross profit increased by US$172.8 million from US$4.1 million in FY2020 to US$176.9 million in FY2021, and profit attributable to owners of the Company from continuing operations amounted to US$122.1 million from a loss of US$32.7 million in FY2020.
In view of the strong performance, on 18 August 2021, the Company implemented a new dividend and capital return policy (“Dividend and Capital Return Policy”) to return approximately 30% of its adjusted net income (adjusted for extraordinary items) to Grindrod Shareholders through a combination of quarterly dividends and/or share repurchases in the market and to pay a minimum quarterly base dividend of US$0.03 per Share and an additional variable component, consisting of additional dividends and/or share repurchases.
For each of the third quarter of 2021 (“3Q2021”) and fourth quarter of 2021 (“4Q2021”), the Company had declared and paid cash dividends of US$0.72 per Share, totalling dividends of US$1.44 per Share for FY2021, and carried out share repurchases amounting to approximately US$11.9 million in FY2021.
On 27 September 2021, certain existing Grindrod Shareholders completed an underwritten public secondary offering of 1,841,962 Shares at the price of US$13.50 each. The selling shareholders received all the proceeds from such offering.
PROVENANCE CAPITAL PTE. LTD.

1H2022 vs 1H2021
The Grindrod Group’s performance in 1H2022 continued to be strong and registered profit attributable to owners of the Company from continuing operations of US$85.8 million, compared to the profit of US$25.0 million in 1H2021.
Market conditions in the drybulk business had continued to improve as a result of the recovery of global economic activity from the Covid-19 pandemic. The significant increase in demand for drybulk tonnage, together with the reduced supply of new vessels into the market and increased port congestion, led to a strong spot market that favoured the Grindrod Group’s drybulk operations.
In accordance with the Dividend and Capital Return Policy, the Company had declared dividends of US$0.47 per Share for the first quarter of 2022 (“1Q2022”) and US$0.84 per Share for the second quarter of 2022 (“2Q2022”). The Company did not carry out any share repurchases in 1H2022.
7.4.2	Financial position of the Grindrod Group
The unaudited statement of financial position of the Grindrod Group as at 30 June 2022 is set out below:
US$’000	Unaudited as at 30 June 2022

Current assets
Cash and bank balances	165,396
Trade receivables	12,288
Contract assets	3,108
Other receivables and prepayments	25,922
Derivative financial instruments	2,654
Inventories	20,075
229,443
Non-current assets
Restricted cash	4,290
Ships, property, plant and equipment	398,287
Right-of-use assets	45,498
Interest in joint ventures	15
Derivative financial instruments	243
Intangible assets	219
Other receivables and prepayments	1,286
Other investments	3,652
Deferred tax assets	1,885
455,375
Total assets	684,818

Current liabilities
Trade and other payables	27,665
Contract liabilities	13,039
Lease liabilities	41,834
Bank loans and other borrowings	34,811
Retirement benefit obligation	122
Derivative financial instruments	275
Provisions	994
Income tax payable	602
119,342
PROVENANCE CAPITAL PTE. LTD.

US$’000	Unaudited as at 30 June 2022
Non-current liabilities
Trade and other payables	149
Lease liabilities	1,765
Bank loans and other borrowings	174,447
Retirement benefit obligation	1,395
Derivative financial instruments	256
178,012
Total liabilities	297,354

Equity
Share capital	320,683
Other equity and reserves	(17,293)
Accumulated profit	84,074
Total equity	387,464

Source: The Company’s unaudited results announcement for 1H2022
Unaudited as at 30 June 2022
Net asset value (“NAV”)	US$387,464,000
Net tangible assets (“NTA”)	US$387,245,000
Based on number of Shares in issue (excluding treasury shares)	18,996,493
NAV per Share	US$20.40
NTA per Share	US$20.39
Based on Fully Diluted Shares Outstanding	19,472,008
NAV per Share	US$19.90
NTA per Share	US$19.89
Assets
As at 30 June 2022, the Grindrod Group had total assets of US$684.8 million comprising mainly ships, property, plant and equipment (“PPE”) of US$398.3 million (representing 58.2% of total assets), cash and bank balances and restricted cash of US$169.7 million (representing 24.8% of total assets) and right-of-use assets (“ROU assets”) of US$45.5 million (representing 6.6% of total assets).
PPE
Of the total PPE of US$398.3 million, ships, which were the owned vessels of the Grindrod Group, amounted to US$390.3 million, representing 98.0% of total PPE. These owned vessels comprised 15 Handysize and 9 Supramax/Ultramax vessels as at 30 June 2022. PPE is stated at cost less accumulated depreciation and any accumulated impairment losses.
In summary, these 24 owned vessels had an average age of eight years and were mostly Japanese built. The Handysize vessels had tonnage ranging between 28,240 dead weight tonnage (“DWT”) and 37,740 DWT, and the Supramax/Ultramax vessels had tonnage ranging between 58,070 DWT and 61,470 DWT.
ROU assets
ROU assets are in relation to the Grindrod Group’s leases of assets including chartered-in vessels, which amounted to US$44.8 million (representing 98.4% of total ROU assets of US$45.5 million as at 30 June 2022. ROU assets are depreciated over the remaining lease period of the respective assets.
As at 30 June 2022, the Grindrod Group had a fleet of seven chartered-in Supramax/Ultramax vessels which had lease periods ranging from one to five years. The Grindrod Group had options to purchase five of these seven vessels at set prices on certain dates during their respective contractual periods. The book values of the ROU assets in relation to these chartered-in vessels do not include their exercise prices under the options to purchase as there was no reasonable certainty that the options will be exercised.
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As an update, on 10 May 2022, the Company exercised the purchase option on one of the chartered-in vessels, IVS Pinehurst, at the exercise price of US$18.0 million. The Company took delivery of IVS Pinehurst post 30 June 2022, on 25 July 2022.
Accordingly, as at the Latest Practicable Date, the Grindrod Group has a fleet of 31 vessels comprising 25 owned vessels and six chartered-in vessels, of which the Grindrod Group has an option to purchase four of these six vessels.
Market valuation of the owned and chartered-in vessels (with purchase options)
It is envisaged that the market values of the Grindrod Group’s owned vessels and those chartered-in vessels with purchase options, may differ from their carrying values in the reported financial statements of the Grindrod Group.
Hence, in connection with the Offer, the Grindrod Group had requested VV and CVL to carry out independent valuations of the relevant vessels as at the Valuation Date of 12 October 2022, and the Company had provided us with the valuation certificate prepared by VV dated 21 October 2022 and the valuation prepared by CVL dated 25 October 2022. VV is a global research house that provides inter alia market values and data in relation to the maritime industry, including market values of vessels in the drybulk sector. CVL is a leading provider of vessel valuation services to the global shipping and ship finance industry.
Copies of the valuation certificates by VV and CVL are attached as Exhibit 3 of Annex C to Schedule 14D-9.
Information on the revaluation surplus arising from the market values of these vessels is set out in Section 8 of this Letter.
Liabilities
As at 30 June 2022, the Grindrod Group had total liabilities of US$297.4 million comprising mainly bank loans and borrowings of US$209.3 million (representing 70.4% of total liabilities), lease liabilities of US$43.6 million (representing 14.7% of total liabilities), and trade and other payables of US$27.8 million (representing 9.4% of total liabilities).
The net gearing ratio of 0.11 times (based on total borrowings less cash balances) of the Grindrod Group is relatively low compared to its total equity.
Equity/NAV/NTA
Total equity of the Grindrod Group amounted to US$387.5 million as at 30 June 2022, which is equivalent to the NAV of the Grindrod Group. After deducting intangible assets of US$219,000, the NTA of the Grindrod Group was slightly lower at US$387.2 million.
The Company had 18,996,493 Shares in issue (excluding treasury shares) as at 30 June 2022. There was no change in the number of outstanding issued Shares since 30 June 2022 to the Latest Practicable Date.
Based on the 18,996,493 Shares, the NAV per Share and NTA per Share were US$20.40 and US$20.39 respectively as at 30 June 2022.
Taking into consideration the 475,515 Company Forfeitable Shares which are issuable in connection with the Offer, based on the Fully Diluted Shares Outstanding of 19,472,008 Shares, the NAV per Share and NTA per Share were US$19.90 and US$19.89 respectively as at 30 June 2022.
In conjunction with the interim results announcement for 2Q2022 on 17 August 2022, the Company had declared a cash dividend of US$0.84 per Share, which was subsequently paid on 9 September 2022.
In computing the revalued NAV per Share, we have taken into consideration the above dividend payment in respect of 2Q2022, as set out in Section 8.2 below.
8.	REVALUATION SURPLUS ARISING FROM THE INDEPENDENT VALUATIONS OF THE GRINDROD GROUP’S RELEVANT VESSELS
8.1	Independent valuation of the Grindrod Group’s relevant vessels
For the purposes of the Offer, the Grindrod Group had requested VV and CVL to carry out independent valuations of the 25 vessels owned by the Grindrod Group and the four chartered-in vessels which the Grindrod
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Group has an option to purchase, as at the Valuation Date of 12 October 2022. Copies of the valuation certificates by VV and CVL are attached as Exhibit 3 of Annex C to Schedule 14D-9.
Valuation methodologies
A summary of their valuation methodologies is set out below:
VV
VV had conducted its independent valuation of the vessels on the basis of market value which is defined as follows:
“An estimate of fair market price, in US Dollars (USD), as at the valuation date only and is based on the price VesselsValue estimates as its opinion in good faith that the vessel would obtain in a hypothetical transaction between a willing buyer and a willing seller on the basis of prompt charter free delivery at an acceptable worldwide delivery port, for cash payment on standard sale terms.”
VV estimates the market values of the vessels based on its methodology using five factors, namely type, features, age, cargo capacity and freight earnings, and algorithm model which is calibrated using confirmed sales prior to the date of valuation. Sales in circumstances which make them unreflective of fair market value (e.g. with charter) are excluded. Calibration is performed by computational algorithms which automatically adjust the parameters of the mathematical functions to best fit the sales data using multiple, nonlinear, constrained and weighted regression analysis. The software is run daily to ensure valuations reflect the latest sales and earnings information.
CVL
CVL had provided its opinion on the approximate market value of the vessels as at 12 October 2022, on the basis of prompt charter free delivery, as between a willing seller and a willing buyer for cash payment under normal commercial terms.
CVL had applied its valuation methodology by (i) collating shipbrokers’ price estimates and/or ideas and market knowledge; (ii) then seeking to validate such price estimates and/or ideas, where possible and appropriate, with details held in its database, information in relevant works of reference in its possession and particulars given to it for the preparation of the valuation.
CVL had also requested for us to include the following statement in this Letter in relation to its valuation:
“The charterfree values were prepared by Clarkson Valuations Limited (“CVL”) as at 12th October 2022 and are not a guide to the market values of the Vessels at any other point in time. Market values in the shipping industry can be volatile. The Valuation was provided on the basis of prompt charterfree delivery, as between a willing Buyer and willing Seller. No physical inspection or examination of the Vessels’ classification records was performed prior to the Valuation and the Vessels were assumed to be in good and seaworthy condition. The methodology used to create this Valuation has a number of components that may be impacted by the current pandemic and its aftermath, including a widening of price ideas between buyers and sellers.”
Revaluation surplus arising from the independent valuations of the vessels
We have analysed the revaluation surplus/(deficit) on the Grindrod Group’s vessels in two categories: (a) owned vessels and (b) chartered-in vessels with purchase options, based on the independent valuations as at the Valuation Date, and their net book values as at 30 September 2022 in respect of the owned vessels, and their respective exercise prices in respect of the chartered-in vessels with purchase options. The overall revaluation surplus of these vessels is then added to the NAV of the Grindrod Group as at 30 June 2022 to compute the revalued NAV (“RNAV”) of the Grindrod Group as at 30 June 2022, as set out in Section 8.2 below.
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Owned vessels
For the purposes of estimating the revaluation surplus/(deficit) of the 25 owned vessels (including IVS Pinehurst which the Company took delivery on 25 July 2022), we have compared the average market value of each of these vessels based on the independent valuation by VV and CVL as at Valuation Date of 12 October 2022, against the net book value of these vessels as at 30 September 2022, being the latest available unaudited management information as at the Valuation Date, as shown in the table below:
	Vessel name	Net book value as at 30 September 2022(1) (US$’million)	Market value as at 12 October 2022 (US$’million)		Average market value(2) (US$’million)
			VV	CVL
	Handysize
1.	IVS Tembe	16.646	22.61	24.00	23.305
2.	IVS Sunbird	14.594	19.30	20.00	19.650
3.	IVS Thanda	16.142	21.69	23.00	22.345
4.	IVS Kestrel	14.468	18.42	19.00	18.710
5.	IVS Phinda	14.829	21.36	22.00	21.680
6.	IVS Sparrowhawk	13.763	19.08	19.00	19.040
7.	IVS Merlion	12.044	14.26	15.25	14.755
8.	IVS Raffles	12.265	14.37	15.25	14.810
9.	IVS Ibis	10.568	13.91	14.25	14.080
10.	IVS Kinglet	12.616	16.51	16.25	16.380
11.	IVS Magpie	9.633	13.67	13.75	13.710
12.	IVS Orchard	10.818	13.18	14.00	13.590
13.	IVS Knot	11.683	15.84	15.50	15.670
14.	IVS Sentosa	13.829	12.80	13.25	13.025
15.	IVS Kingbird	11.027	13.47	12.75	13.110

	Supramax/Ultramax
16.	IVS Okudogo	24.210	31.84	32.75	32.295
17.	IVS Phoenix	22.745	31.35	32.75	32.050
18.	IVS Prestwick	24.366	31.98	32.75	32.365
19.	IVS Swinley Forest	23.074	28.88	30.00	29.440
20.	IVS Gleneagles	20.993	25.79	26.25	26.020
21.	IVS North Berwick	22.226	28.02	28.50	28.260
22.	IVS Bosch Hoek	20.955	27.38	27.25	27.315
23.	IVS Hirono	20.495	27.20	27.25	27.225
24.	IVS Wentworth	20.088	25.41	25.00	25.205
25.	IVS Pinehurst	18.493	22.68	24.25	23.465
	Total	412.570	531.00	544.00	537.500
Source: Management and valuation certificates by VV and CVL
Notes:
(1)	Management had provided the net book values of the vessels (including dry-docking costs) as at 30 September 2022; and
(2)	Average market value of the respective vessel is the average of the independent values of the vessel by VV and CVL.
Arising from the above analysis, the revaluation surplus on the 25 owned vessels is approximately US$124.9 million, based on the total average market value of these vessels of US$537.5 million and their total net book value of US$412.6 million.
Chartered-in vessels
A similar exercise was carried out to assess the revaluation surplus on the four remaining chartered-in vessels with purchase options, on the assumption that if the Grindrod Group were to exercise its option to purchase these vessels at the respective exercise prices, the Grindrod Group would benefit from the potential uplift in value based on the independent valuation of these vessels as at 12 October 2022.
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	Vessel name	Exercise price(3) (US$’million)	Market value as at 12 October 2022 (US$’million)		Average market value(5) (US$’million)
			VV	CVL
	Supramax/Ultramax
1.	IVS Atsugi	25.20	31.97	34.25	33.110
2.	IVS Pebble Beach	25.20	31.88	34.25	33.065
3.	IVS Hayakita	21.897(4)	28.54	28.50	28.520
4.	IVS Naruo	12.414(4)	26.54	25.75	26.145
	Total	84.711	118.93	122.75	120.840
Source: Management and valuation certificates by VV and CVL
Notes:
(3)	Exercise price is based on the pre-agreed purchase price of the relevant chartered-in vessels with purchase options;
(4)	The relevant components of the exercise prices of the vessels which are quoted in Japanese Yen (“JPY”) are converted to US$ based on the exchange rate of US$1:JPY145 as at 30 September 2022; and
(5)	Average market value of the respective chartered-in vessel is the average of the independent values of the chartered-in vessel by VV and CVL.
Arising from the above analysis, the revaluation surplus on the four chartered-in vessels is approximately US$36.1 million, based on the total average market value of these vessels of US$120.8 million and their total exercise price of US$84.7 million.
Net revaluation surplus on the Grindrod Group’s vessels
From the above, the overall revaluation surplus arising from the independent valuation of the Grindrod Group’s owned vessels and those chartered-in vessels with purchase options amounts to approximately US$161.1 million.
In assessing the revaluation surplus, we have also considered whether there is any potential tax liability which could arise on the sale of these vessels in a hypothetical scenario.
Management does not presently expect any potential tax liability under the hypothetical sale scenario as the owned vessels are flagged and housed in Singapore registered entities and are exempt from Singapore Income Tax under Section 13A. Capital gains on the sale of fixed assets are not taxable in Singpaore.
In addition, it is the intention of the Company to flag and house the chartered-in vessels upon the exercise of the purchase options, in similar Singapore registered entities. Hence, Management does not expect any potential tax liability arising from the disposal of any of its vessels in a hypothetical sale scenario.
8.2	Estimated RNAV of the Grindrod Group
As set out in Section 7.4.2 of this Letter, the NAV of the Grindrod Group as at 30 June 2022 was US$387.5 million or US$19.90 per Share based on the Fully Diluted Shares Outstanding.
The Company had declared a cash dividend of US$0.84 per Share (based on 18,996,493 Shares in issue), totalling approximately US$16.0 million, in respect of its interim results for 2Q2022, which was paid subsequently on 9 September 2022.
In addition, there is a potential revaluation surplus totalling US$161.1 million arising from the independent valuations of the Grindrod Group’s owned vessels and those chartered-in vessels with purchase options as set out in Section 8.1 above.
PROVENANCE CAPITAL PTE. LTD.

After taking into consideration the above, the estimated RNAV of the Grindrod Group as at 30 June 2022 is computed as follows:
Estimated RNAV of the Grindrod Group as at 30 June 2022		US$’million	per Share(1) (US$)
Unaudited NAV of the Grindrod Group as at 30 June 2022		387.46	19.90
Less:	Cash dividend in respect of 2Q2022 and paid in September 2022	(15.96)	(0.82)
Add:	Aggregate estimated revaluation surplus arising from the independent valuations of the Grindrod Group’s owned vessels and those chartered-in vessels with purchase options	161.06	8.27
Estimated RNAV of the Grindrod Group as at 30 June 2022		532.56	27.35
Note:
(1)	Based on 19,472,008 Fully Diluted Shares Outstanding.
As shown in the table above, the estimated RNAV of the Grindrod Group as at 30 June 2022 is US$532.56 million or US$27.35 per Share based on the Fully Diluted Shares Outstanding.
In comparison, the Transaction Value is US$26.00 per Share, which represents a price-to-RNAV (“P/RNAV”) ratio of 0.95 times.
8.3	Confirmation by the Company
Aside from the disclosures, and the adjustments and revaluation to the NAV of the Grindrod Group as set out in Sections 7 and 8 of this Letter, in our evaluation of the financial terms of the Offer, we have also considered whether there is any other tangible asset which should be valued at an amount that is materially different from that which was recorded in the latest unaudited statement of financial position of the Grindrod Group as at 30 June 2022, and whether there are any factors which have not been otherwise disclosed in the financial statements of the Grindrod Group that are likely to impact the NAV of the Grindrod Group as at 30 June 2022.
In respect of the above, save as disclosed above, in Schedule 14D-9 and/or announced by the Company, the Directors and Management have confirmed to us that as at the Latest Practicable Date, to the best of their knowledge and belief:
(a)
there are no material differences between the realisable value of the Grindrod Group’s assets and their respective book values as at 30 June 2022 which would have a material impact on the NAV of the Grindrod Group;

(b)
other than that already provided for or disclosed in the Grindrod Group’s financial statements as at 30 June 2022, there are no other contingent liabilities, bad or doubtful debts or material events which are likely to have a material impact on the NAV of the Grindrod Group as at the Latest Practicable Date;

(c)
there is no litigation, claim or proceeding pending or threatened against the Company or any of its subsidiaries or of any fact likely to give rise to any proceeding which might materially and adversely affect the financial position of the Grindrod Group taken as a whole as at 30 June 2022;

(d)
there are no intangible assets which ought to be disclosed in the unaudited statement of financial position of the Grindrod Group as at 30 June 2022 in accordance with the relevant accounting standards and which have not been so disclosed and where such intangible assets would have a material impact on the overall financial position of the Grindrod Group as at 30 June 2022; and

(e)	there are no material acquisitions and disposals of assets by the Grindrod Group between 30 June 2022 and the Latest Practicable Date, other than in its ordinary course of business.
9.	ASSESSMENT OF THE FINANCIAL TERMS OF THE OFFER
In evaluating and assessing the financial terms of the Offer, we have taken into account the pertinent factors set out below which we consider to have a significant bearing on our assessment:
(a)	market quotation and trading activity of the Shares;
(b)	financial analysis of the Grindrod Group;
(c)	comparison of valuation statistics of selected U.S. listed companies which are broadly comparable with the Grindrod Group;
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(d)	comparison with precedent takeover transactions of selected U.S. listed companies;
(e)	estimated value range of the Shares;
(f)	dividend track record of the Company and share repurchases in the market; and
(g)	other relevant considerations.
Under the terms of the Offer and the Implementation Agreement, if the conditions of the Offer are satisfied as of the Expiration Time of the Offer (or such extended expiration time), Grindrod Shareholders who have validly tendered their Shares in accordance with the terms of the Offer and who hold Shares as at the Dividend Record Date, would receive the Transaction Value of US$26.00 per Share, comprising the Offer Price of US$21.00 per Share (from the Offeror) and the Special Dividend of US$5.00 per Share (from the Company).
In addition, under the terms of the Offer, the Offer Shares are to be acquired by the Offeror with all rights, benefits and entitlements as at the Offer Announcement Date and thereafter attaching thereto, other than the Special Dividend and the Permitted Dividend, if any. Accordingly, the Offer Price will not be reduced by the Special Dividend and the Permitted Dividend (if applicable).
Hence, from the perspective of the Grindrod Shareholders, the relevant financial term of the Offer is the Transaction Value of US$26.00 per Share.
9.1	Market quotation and trading activity of the Shares
The Company is primary listed on NASDAQ and secondary listed on the JSE. As such, we have reviewed the price performance of the Shares on NASDAQ as most of the trading interests on the Shares would generally be on the primary exchange on which the Shares are listed.
With respect to the Offer, the Holding Announcement on the Proposed Transaction was made on 29 August 2022, and the Offer Announcement was released before trading hours on NASDAQ and JSE on 12 October 2022.
For the purpose of our analysis of the trading performance of the Shares in respect of the Offer, we have compared the Transaction Value against the historical market price performance of the Shares for the following periods:
(a)	Period Under Review comprising:
•	the 1-year period (“1-Year Period”) from 27 August 2021 to 26 August 2022, being the last trading day prior to the Holding Announcement Date;
•	from the Holding Announcement Date and up to 11 October 2022 (“Last Trading Day”), being the last trading day prior to the Offer Announcement Date; and
•	from the Offer Announcement Date and up to the Latest Practicable Date of 21 October 2022.
(b)	Longer Look-back Period covering the period since the listing of the Company on NASDAQ to the Latest Practicable Date.
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Share Price Chart for the Period Under Review
Set out below is the chart showing the Transaction Value per Share relative to the daily closing prices for the Period Under Review:
Price movement and trading volume of the Shares on NASDAQ
for the Period Under Review

Offer Announcement Date:
12 October 2022
Transaction Value: US$26
Holding Announcement Date:
29 August 2022
30
25
20
15
Price (US$)
Volume (mil)
1M
0
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
2021
2022

Source: Bloomberg L.P.
Based on the daily closing prices of the Shares during the 1-Year Period, the Shares had traded between a low of US$13.19 on 2 November 2021 and a high of US$28.88 on 20 May 2022. The Transaction Value represents a premium of 97.1% above the low of US$13.19 and a discount of 10.0% to the high of US$28.88.
The Transaction Value represents a 26.8% premium above the undisturbed closing price of the Shares of US$20.50 on 26 August 2022, prior to the Holding Announcement.
While there were occasions between February and June 2022 when the Shares had traded above the Transaction Value, overall, the Shares had generally traded at well below the Transaction Value during the 1-Year Period.
From the Holding Announcement Date and up to the Last Trading Day, the Shares had traded higher but stayed below the Transaction Value of US$26.00, at between US$22.65 and US$24.82 based on the daily closing prices of the Shares during this period.
Following the release of the Offer Announcement on 12 October 2022 and up to the Latest Practicable Date, the Shares had generally traded close to but below the Transaction Value and appeared to be supported by the Transaction Value. The last transacted Share price was at US$25.73 on the Latest Practicable Date on 21 October 2022.
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Share price chart for the Longer Look-back Period
Set out below is the chart showing the price performance of the Shares on the Longer Look-back Period since the listing of the Shares on NASDAQ on 18 June 2018:
Price movement and trading volume of the Shares on NASDAQ
for the Longer Look-back Period

Source: Bloomberg L.P.
Our observations of the price performance of the Shares on NASDAQ over the Longer Look-back Period are as follows:
(i)
Share prices had declined and traded significantly below the Transaction Value since the Company’s listing, with prices trending upwards in line with the improvement in the financial performance of the Grindrod Group since FY2021; and

(ii)
based on the daily closing prices of the Shares, the Shares had traded to a low of US$2.21 on 3 April 2020. In comparison, the Transaction Value of US$26.00 represents approximately 11.8 times the low price of US$2.21. This would imply that the Share price had increased almost 12 times from its low of US$2.21 over the short span of approximately 2½ years.

Market Statistics for the Period Under Review
In addition to the Share price charts above, we have tabulated below selected statistical information on the Share price performance for the Period Under Review based on the Transaction Value:
Reference period	Highest traded price (US$)	Lowest traded price (US$)	VWAP(1) (US$)	Premium of Transaction Value above VWAP (%)	Number of traded days(2)
Prior to the Holding Announcement Date
Last 1 year	28.98	12.83	20.47	27.02	252
Last 6 months	28.98	14.33	23.33	11.44	126
Last 3 months	27.78	14.33	20.28	28.21	63
Last 1 month	22.13	16.84	19.49	33.40	23
26 August 2022 (being the last trading day prior to the Holding Announcement Date)	20.69	19.98	20.33	27.89	1

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Reference period	Highest traded price (US$)	Lowest traded price (US$)	VWAP(1) (US$)	Premium of Transaction Value above VWAP (%)	Number of traded days(2)
After the Holding Announcement Date and up to the Last Trading Day
From 29 August 2022 and up to the Last Trading Day	25.19	22.10	23.85	9.01	31
11 October 2022 (being the Last Trading Day)	24.47	23.37	24.08	7.97	1
After the Offer Announcement Date and up to the Latest Practicable Date
From 12 October 2022 and up to the Latest Practicable Date	25.84	25.20	25.49	2.00	8
21 October 2022 (Latest Practicable Date)	25.80	25.50	25.73	1.05	1
Source: Bloomberg L.P.
Notes:
(1)
The volume-weighted average price (“VWAP”) for the respective periods are calculated based on the aggregate daily turnover value of the Shares divided by the aggregate daily trading volume of the Shares on NASDAQ for the respective periods as extracted from Bloomberg L.P.. Off market transactions (i.e. married deals) are excluded from the calculation; and

(2)	Traded days refer to the number of days on which the Shares were traded on NASDAQ during the period.
We observe the following with regard to the price performance of the Shares for the Period Under Review:
(a)
the Transaction Value represents a premium of 27.0%, 11.4%, 28.2%, 33.4% and 27.9% above the VWAP of the Shares for the 1-year, 6-month, 3-month and 1-month periods up to (and including) 26 August 2022, being the last trading day prior to the Holding Announcement Date respectively;

(b)	the Transaction Value represents a premium of 26.8% above the undisturbed last transacted price of the Shares of US$20.50 on 26 August 2022;
(c)
from the Holding Announcement Date and up to 11 October 2022, being the Last Trading Day, the VWAP of the Shares during this period was US$23.85. While the Shares had traded higher following the Holding Announcement, the Shares had generally traded below the Transaction Value of US$26.00. The closing price of the Shares on 11 October 2022 was US$24.34. The Transaction Value represents a premium of 6.8% above the last done price of US$24.34;

(d)
following the release of the Offer Announcement on 12 October 2022 and up to the Latest Practicable Date, the Shares had generally traded closer to but below the Transaction Value and appeared to be supported by the Transaction Value; and

(e)
on the Latest Practicable Date of 21 October 2022, the Shares were last transacted at US$25.73. The Transaction Value represents a slight premium of 1.0% above the last done price of US$25.73 on 21 October 2022.

9.2	Financial analysis of the Grindrod Group
For the purposes of evaluating the Offer, we have also considered the valuation of the Company implied by the Transaction Value vis-a-vis the historical financial information of the Grindrod Group in terms of the earnings approach and net asset backing approach.
9.2.1	Price-earnings ratio (“PER”)
PER is a commonly used earnings approach which illustrates the valuation ratio of the current market value of a company’s shares relative to its consolidated basic earnings per share as stated in its financial statements. The PER is affected by, inter alia, the capital structure of a company, its tax position as well as its accounting policies relating to depreciation and intangible assets. The PER is commonly used for the purpose of illustrating the profitability and hence the valuation of a company as a going concern.
As set out in our analysis of the financial performance of the Grindrod Group in Section 7.4.1 of this Letter, the Grindrod Group had incurred losses since its listing in June 2018 but had a significant turn-around in profitability in FY2021 and 1H2022. Based on the net profits attributable to the holders of the Company from its continuing operations for the trailing 12 months ended 30 June 2022 (“T12M”) of US$182.9 million, the
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PER of the Grindrod Group (implied by the Transaction Value) is 2.8 times. As the turnaround in the financial performance of the Grindrod Group is relatively recent and may not be representative of the longer term outlook of the Grindrod Group given the losses incurred by the Grindrod Group in earlier years, and the potentially volatile nature of the drybulk shipping industry, we are of the view that the PER approach in evaluating the terms of the Offer may not be appropriate.
9.2.2	Price-to-book (“P/NAV”) ratio and P/RNAV ratio
P/NAV ratio is a commonly used net asset backing approach which shows the extent to which the shares of a company are backed by its net assets. To the extent that the company has assets which have significant revaluation surplus/(deficit) arising from a potential valuation of these assets or where the potential value arising from the assets had not been captured in the balance sheet, the revalued NAV of the shares of the company would have to be considered.
The NAV based valuation approach provides an estimate of the value of a company assuming the hypothetical sale of all its assets over a reasonable period of time and would be more relevant for asset-based companies or where the subject company intends to realise or convert the uses of all or most of its assets. Such a valuation approach would be particularly appropriate when applied in circumstances where the business is to cease operations or where the profitability of the business being valued is not sufficient to sustain an earnings-based valuation.
As shown in Section 7.4.2 of this Letter in relation to the unaudited statement of financial position of the Grindrod Group as at 30 June 2022, the NAV per Share as at 30 June 2022 was US$19.90 based on the Fully Diluted Shares Outstanding.
The Transaction Value of US$26.00 represents a P/NAV ratio of the Company of 1.31 times, or a premium of 30.7% above the NAV per Share as at 30 June 2022.
However, in our analysis of the balance sheet of the Grindrod Group as set out in Section 7.4.2 of this Letter, the carrying values of the main assets of the Grindrod Group, in particular, its vessels as at 30 June 2022, do not capture the current market values of these vessels, which may differ significantly from their respective carrying values as at the reporting date. Hence, there is a need to consider the RNAV of the Grindrod Group by taking into consideration the market values of the vessels.
In connection with the Offer, the Company had obtained independent valuations of its owned vessels as well as those chartered-in vessels with purchase options as at 12 October 2022. This had facilitated our computation of the estimated RNAV of the Grindrod Group. Details of the revaluation surplus arising from the market values of the vessels and our computation of the RNVA of the Grindrod Group are set out in Section 8 of this Letter.
Based on the information available to us, as set out in Section 8.2 of this Letter, the RNAV per Share as at 30 June 2022 is estimated at US$27.35 based on the Fully Diluted Shares Outstanding.
The Transaction Value of US$26.00 represents a P/RNAV ratio of 0.95 times, or a discount of 4.9% to the estimated RNAV per Share as at 30 June 2022.
9.3	Comparison of valuation statistics of selected U.S. listed companies which are broadly comparable with the Grindrod Group
The Grindrod Group is principally engaged in drybulk shipping.
For the purposes of assessing the financial terms of the Offer, we have considered the valuation statistics of selected companies listed in the U.S., i.e. NASDAQ and New York Stock Exchange (“NYSE”), that are involved in similar businesses as the Grindrod Group (“Trading Peers”). For a more meaningful comparison, we have selected Trading Peers with a market capitalisation of between US$200 million and US$1 billion as at the Holding Announcement Date.
We have selected 5 such Trading Peers.
We also had discussions with Management about the suitability and reasonableness of the selected Trading Peers acting as a basis for comparison with the Grindrod Group. Relevant information has been extracted from Bloomberg L.P., publicly available annual reports and/or public announcements of the selected Trading Peers. We make no representations or warranties, expressed or implied, as to the accuracy or completeness of such
PROVENANCE CAPITAL PTE. LTD.

information. The accounting policies of the selected Trading Peers with respect to the values for which the assets, revenue or cost are recorded may differ from that of the Grindrod Group.
We wish to highlight that the selected Trading Peers are not exhaustive and it should be noted that there may not be any listed company that is directly comparable with the Grindrod Group in terms of location, business activities, customer base, size of operations, asset base, geographical spread of activities, geographical markets, track record, financial performance, operating and financial leverage, future prospects, liquidity, quality of earnings, accounting policies, risk profile and other relevant criteria. As such, any comparison made herein is necessarily limited and it may be difficult to place reliance on the comparison of valuation statistics for the selected Trading Peers. Therefore, any comparison made serves only as an illustrative guide.
A brief description of the selected Trading Peers, as extracted from Bloomberg L.P. and/or their respective annual reports, is set out below:
Name of Trading Peers	Stock Exchange	Principal Businesses
Genco Shipping & Trading Ltd. (“Genco Shipping”)	NYSE
Genco Shipping is a Marshall Islands company that transports iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes through the ownership and operation of drybulk carrier vessels.

Eagle Bulk Shipping Inc. (“Eagle Bulk”)	NASDAQ
Eagle Bulk is a U.S.-based, fully integrated, shipowner-operator that provides global transportation solutions. It focuses exclusively on the versatile mid-size drybulk vessel segment and its vessels typically transport bulk cargoes such as iron ore, coal, grain, fertiliser and cement products.

Diana Shipping Inc. (“Diana Shipping”)	NYSE
Diana Shipping is a global provider of shipping transportation services through its ownership and bareboat charter-in of drybulk vessels. Its vessels transport a range of drybulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Safe Bulkers Inc. (“Safe Bulkers”)	NYSE
Safe Bulkers is a global shipping company providing worldwide seaborne transportation solutions in the drybulk sector. Its vessels transport major bulks, which include iron ore, coal, grain and minor bulks, which include bauxite, fertilizers and steel products.

Pangaea Logistics Solutions Ltd. (“Pangaea”)	NASDAQ
Pangaea provides seaborne drybulk logistics and transportation services. Its vessels transport a wide variety of drybulk cargoes, including grains, coal, iron ore, pig iron, hot briquetted iron, bauxite, alumina, cement clinker, dolomite and limestone.

Source: Bloomberg L. P. and respective annual reports of the Trading Peers
For our evaluation of the Offer and illustration purposes, we have made a comparison between the Grindrod Group and the Trading Peers using the P/NAV ratio or NAV approach, as the PER approach may not be a meaningful comparison for asset heavy companies like the Grindrod Group and the Trading Peers.
The P/NAV ratio or NAV approach is used to show the extent to which the value of each share (based on its trading share price) is backed by its net assets. The NAV approach of valuing a group of companies is based on the aggregate value of all the assets of the group in their existing condition, after deducting the sum of all liabilities of the group.
PROVENANCE CAPITAL PTE. LTD.

For illustration purposes, the statistics of the Trading Peers as at 29 August 2022, being the Holding Announcement Date, are set out in the table below:
Trading Peers	Last financial year end	Market capitalisation as at the Holding Announcement Date (US$'million)	P/NAV ratio(1) (times)
Genco Shipping	31 Dec 2021	624.5	0.66
Eagle Bulk	31 Dec 2021	629.7	0.82
Diana Shipping	31 Dec 2021	443.9	1.05
Safe Bulkers	31 Dec 2021	392.2	0.55
Pangaea	31 Dec 2021	237.9	0.83

High			1.05
Low			0.55
Mean			0.78
Median			0.82

Company (implied by the Transaction Value)	31 Dec 2021	506.3	1.31 (based on the NAV per Share as at 30 June 2022

			0.95 (based on the RNAV per Share as at 30 June 2022)
Source: Bloomberg L.P., annual reports and latest publicly available financial information of the Trading Peers
Note:
(1)
The P/NAV ratios of the Trading Peers are computed based on (a) their respective NAV values as set out in their latest published financial statements and/or annual reports available as at the Holding Announcement Date; and (b) their market capitalisations as at the Holding Announcement Date.

Based on the above, we note the following:
(a)
the P/NAV ratio of the Grindrod Group of 1.31 times as implied by the Transaction Value is significantly above the upper end of the range of the trading P/NAV ratios, and therefore significantly higher than the mean and median trading P/NAV ratios of the Trading Peers; and

(b)
the P/RNAV ratio of the Grindrod Group of 0.95 times implied by the Transaction Value is close to the upper end of the range and higher than the mean and median trading P/NAV ratios of the Trading Peers.

However, it should be noted that comparing P/RNAV ratio of the Grindrod Group with the trading P/NAV ratios of the Trading Peers may not be a like-to-like comparison as the NAV of the Trading Peers are based on the respective book values as reported in their financial statements.
As at the Offer Announcement Date
Following the Offer Announcement, we have updated the above market statistics of the Trading Peers as at the Offer Announcement Date.
We note that the share prices of most of the Trading Peers had declined, resulting in a lower range of P/NAV ratios of between 0.44 and 0.86 times, with the mean and median P/NAV ratios of the Trading Peers at 0.70 times and 0.73 times respectively. In comparison, the Shares of the Company had traded higher following the release of the Holding Announcement at prices close to but below the Transaction Value. The Share prices appeared to be supported by the Transaction Value.
Accordingly, the P/NAV and P/RNAV ratios of the Grindrod Group of 1.31 and 0.95 times respectively are above the upper end of the range, and hence, above the mean and median of the P/NAV ratios of the Trading Peers as at the Offer Announcement Date.
Grindrod Shareholders should note that the above comparison with the Trading Peers is purely for illustrative purposes only.
PROVENANCE CAPITAL PTE. LTD.

9.4	Comparison with precedent takeover transactions of selected U.S. listed companies
For the purposes of assessing the financial terms of the Offer, we have also compared the valuation of the Company implied by the Transaction Value with those of selected takeover offers (in cash) of target companies listed on NASDAQ or NYSE that were engaged in shipping related businesses, announced since January 2019 and completed prior to the Latest Practicable Date, and where each of their implied market capitalisations was below US$1 billion (“Precedent Takeover Offers”).
In total, we have selected 5 such Precedent Takeover Offers.
This analysis serves as a general indication of the relevant premium/discount that the offerors had paid in order to acquire the target companies, and the comparison sets out:
(a)
the premium or discount represented by each of the respective offer prices to the last transacted prices and VWAPs over the 1-month period prior to the announcement of these Precedent Privatisation Transactions; and

(b)	the premium or discount represented by each of the respective offer prices to the NAV, NTA, RNAV or RNTA (as the case may be) of the respective target companies.
We wish to highlight that the target companies listed in the Precedent Takeover Offers as set out in the analysis below may not be directly comparable to the Grindrod Group in terms of market capitalisation, size of operations, composition of business activities, asset base, geographical spread, track record, operating and financial leverage, risk profile, liquidity, accounting policies, prospects and other relevant criteria. Each transaction must be judged on its own commercial and financial merits. The premium or discount that an offeror pays in any particular offer varies in different specific circumstances depending on, inter alia, factors such as the intention of the offeror, the potential synergy the offeror can gain by acquiring the target, the prevailing market conditions and sentiments, attractiveness and profitability of the target’s business and assets, the possibility of a significant revaluation of the assets to be acquired, the availability of substantial cash reserves, the liquidity in the trading of the target company’s shares, the presence or absence of competing bids for the target company, and the existing and desired level of control in the target company. The list of the Precedent Takeover Offers is by no means exhaustive and as such any comparison made only serves as an illustration. Conclusions drawn from the comparisons made may not necessarily reflect the perceived or implied market valuation of the Company.
			Premium of offer price above
Name of target company	Date of entry into merger agreement	Implied market capitalisation (US$’million)	Last transacted price prior to announcement (%)	1-month VWAP prior to announcement (%)	P/NAV or P/RNAV ratio(1) (times)
DryShips Inc.	18 Aug 2019	456.2	37.0	N.A.(2)	0.79
Höegh LNG Partners LP	25 May 2022	308.7	35.0	39.2(3)	0.80
GasLog Ltd.	21 Feb 2021	553.3	17.2	22.4(3)	0.86
Teekay Offshore Partners L.P.	30 Sep 2019	636.6	33.6	31.4(3)	0.45
Golar LNG Partners LP	12 Jan 2021	246.0	27.0	37.5(3)	0.47

High			37.0	39.2	0.86
Low			17.2	22.4	0.45
Mean			30.0	32.6	0.67
Median			33.6	34.5	0.79

Company (implied by the Transaction Value)		506.3	26.8(4)	33.4(4)	1.31 (based on NAV per Share as at 30 June 2022)

					0.95 (based on RNAV per Share as at 30 June 2022)
Source: SEC filings by the respective target companies
Notes:
(1)	Based on the NAV or RNAV of the target companies, if available;
PROVENANCE CAPITAL PTE. LTD.

(2)	Such information was not available in the target company’s filing in relation to the merger agreement;
(3)
Based on the premium of offer price above the 30-day VWAP as disclosed in the SEC filings by the respective target companies, save for Golar LNG Partners LP which was based on the 20 trading day VWAP as disclosed in its SEC filings; and

(4)	Based on the last trading day prior to the Holding Announcement as the reference date.
Based on the above, we note the following:
(a)	the P/NAV or P/RNAV ratios of the Precedent Takeover Offers had ranged between 0.45 and 0.86 times;
(b)
the P/NAV and P/RNAV ratios of the Grindrod Group at 1.31 and 0.95 times respectively implied by the Transaction Value are significantly above the upper end of the range of P/NAV or P/RNAV ratios of the Precedent Takeover Offers, and therefore higher than the mean and median P/NAV or P/RNAV ratios of the Precedent Takeover Offers;

(c)
the premium implied by the Transaction Value above the last transacted price on 26 August 2022 is within the range but below the mean and median of the corresponding premia of the Precedent Takeover Offers; and

(d)
the premium implied by the Transaction Value above the VWAP for the 1-month period up to 26 August 2022 is within the range and close to the mean and median of the corresponding premia of the Precedent Takeover Offers.

9.5	Estimated value range of the Shares
In the preceding Sections 9.1 to 9.4 above, we have analysed the following:
(a)
the Transaction Value of US$26.00 represents a premium of 27.0%, 11.4%, 28.2%, 33.4% and 27.9% above the respective VWAP of the Shares for the 1-year, 6-month, 3-month and 1-month periods up to and including 26 August 2022, being the last trading day prior to the Holding Announcement Date. Following the Holding Announcement and the Offer Announcement on 12 October 2022, the Shares had traded higher but continued to trade below the Transaction Value of US$26.00. Following the Offer Announcement and up to the Latest Practicable Date, the Shares had continued to trade close to but below the Transaction Value. The Shares were last transacted at US$25.73 on the Latest Practicable Date;

(b)
the RNAV per Share of US$27.35 is based on the NAV per Share as at 30 June 2022 and after taking into consideration the payment of the interim quarterly dividend in respect of 2Q2022 and the revaluation surplus arising from the independent valuations of the owned vessels and those chartered-in vessels with purchase options;

(c)
the Transaction Value represents P/NAV and P/RNAV ratios of 1.31 and 0.95 times respectively of the Grindrod Group as at 30 June 2022. The P/RNAV ratio implies that the Transaction Value is at a slight discount of 4.9% to the RNAV per Share of US$27.35 as at 30 June 2022;

(d)
as at the Holding Announcement Date, the P/NAV ratio of 1.31 times implied by the Transaction Value is significantly above the upper end of the range of the P/NAV ratio of 1.05 times of the Trading Peers, while the P/RNAV ratio of 0.95 times implied by the Transaction Value is close to the upper end of the range, and higher than the mean and median P/NAV ratios 0.78 and 0.82 times respectively of the Trading Peers.

As an update, as at the Offer Announcement Date, the P/NAV and P/RNAV ratios of the Grindrod Group of 1.31 and 0.95 times respectively are still above the upper end of the range of 0.86 times, and hence, above the mean and median of the P/NAV ratios of 0.70 and 0.73 times respectively of the Trading Peers; and
(e)	the P/NAV ratio of 1.31 times and P/RNAV ratio of 0.95 times implied by the Transaction Value are above the upper end of the range of P/NAV ratios of the Precedent Takeover Offers of 0.86 times.
Based on the above factors, on balance, we are of the view that the estimated value range of the Shares is between US$24.60 and US$27.35, representing P/RNAV ratio of the Grindrod Group of approximately 0.9 and 1.0 times, based on the estimated RNAV per Share of US$27.35 as at 30 June 2022.
Hence, we are of the opinion that the Transaction Value of US$26.00 is fair and reasonable, as it is within our estimated value range of the Shares.
PROVENANCE CAPITAL PTE. LTD.

9.6	Dividend track record of the Company and share repurchases in the market
As analysed in Section 7.4.1 of this Letter, the Grindrod Group had been loss making for three years since its listing in June 2018, but had a significant turnaround in profitability since FY2021. In view of the strong performance, on 18 August 2021, the Company implemented a new Dividend and Capital Return Policy to return approximately 30% of its adjusted net income (adjusted for extraordinary items) to Grindrod Shareholders through a combination of quarterly dividends and/or share repurchases in the market.
The Company Board does not intend to announce quarterly dividends prior to the expiration of the Offer, and there is no guarantee that the Company Board will announce any quarterly dividend.
We set out below information on the dividends per Share as declared and paid by the Company and the dividend yield since FY2018 and up to 2Q2022:
Dividend declared and paid	FY2018 – FY2020	1H2021	Quarterly dividends
			3Q2021	4Q2021	1Q2022	2Q2022
Dividends per Share (US$)	—	—	0.72	0.72	0.47	0.84
Average Share price during the period(1) (US$)	5.63	7.29	13.50	14.66	20.71	24.08
Dividend yield for the respective period(2)(%)	—	—	5.33	4.91	2.27	3.49
Source: Bloomberg L.P. and Company’s announcements
Notes:
(1)	Based on the average daily closing prices of the Shares for the respective periods; and
(2)	Dividend yield is computed by dividing dividend per Share by the average Share price for the respective periods.
The Company had made the following share repurchases in the market:
	FY2018 – FY2020	1H2021	Quarterly repurchases
			3Q2021	4Q2021	1Q2022	2Q2022
Number of Shares repurchased	—	33,467	91,871	700,491	—	—
Average purchase price per Share (US$)	—	8.46	14.87	14.52	—	—
Source: Company’s announcements
We wish to highlight that the above analysis of the dividend track record of the Company and share repurchases by the Company serves only as an illustrative guide and is not an indication of the Company’s future dividend payment and shares repurchases in the market.
9.7	Other relevant considerations
9.7.1	The Offer is subject to various Offer Conditions
Under the terms of the Offer and the Implementation Agreement, the Offer is conditional upon the satisfaction or waiver of various Offer Conditions. In the event that the above Offer Conditions are not met (or to the extent permitted, waived) by the Expiration Time of the Offer, the Offer will lapse and all Shares tendered in connection with the Offer will be returned to the respective Grindrod Shareholders. In addition, no Special Dividend will be paid by the Company if the Offer Conditions are not satisfied (or waived to the extent permitted).
Accordingly, Grindrod Shareholders who have tendered their Shares in accordance with the terms of the Offer will only have the certainty of receiving the Offer Price and the Special Dividend when all the conditions under the terms of the Offer and the Implementation Agreement are satisfied (or to the extent permitted, waived).
9.7.2	Impact of the Special Dividend
The Offer by TMI is structured with the Offer Price to be paid in conjunction with the Special Dividend but such Special Dividend is payable only if all the Offer Conditions have been satisfied, or to the extent permitted, waived. Grindrod Shareholders who have validy tendered their Shares in accordance with the terms of the Offer and who hold Shares as at the Dividend Record Date, would receive the Offer Price and the Special Dividend, in cash, amounting to the Transaction Value of US$26.00 per Share.
PROVENANCE CAPITAL PTE. LTD.

On 28 October 2022, the Company Board has declared and set 25 November 2022 as the Dividend Record Date for the Special Dividend.
As the Special Dividend has the effect of reducing the NAV of the Grindrod Group, the estimated RNAV per Share (ex-Special Dividend) would be US$22.35. On a like-to-like comparison, the Offer Price-to-RNAV ratio (on an ex-Special Dividend basis) would be 0.94 times.
In comparison, the P/RNAV ratio is 0.95 times, based on the aggregate Transaction Value for each Offer Share, and before deducting the Special Dividend from RNAV.
There is therefore no significant impact on the P/RNAV ratio arising from the Special Dividend.
9.7.3	The Offer is presently the only formal offer in cash
The Directors have confirmed that the Offer is presently the only formal offer in cash.
Set out below is a brief of the background leading to the Offer.
The Company had entered into discussions with certain parties regarding a potential business combination with the Grindrod Group since late 2020. The M&A Committee (“Committee”) of the Company Board had engaged Jefferies LLC as the financial advisor to the Company with the process. No transaction had been agreed since then until TMI, the Offeror and the Company entered into the Implementation Agreement.
On 20 December 2021, TMI filed a Schedule 13D disclosing its equity interest of 25.7% in the Company.
In late April 2022, the Committee instructed Jefferies LLC to engage with certain potential bidders to gauge their interests in a strategic transaction involving the Company. Following discussions with three parties, the Committee received and considered non-binding indicative proposals which had different transaction structures. The Committee settled on a cash tender offer structure (with a minimum condition of more than 50% of the Shares being owned by the Offeror after taking into account the Shares validly tendered and not withdrawn) as likely to give the most certainty to the Grindrod Shareholders.
TMI had indicated that it was prepared to proceed with the transaction at an offer price in cash, including a special dividend. In light of the changed market conditions and comparative certainty of TMI’s bid, the Committee decided that engaging with TMI in relation to its offer was in the best interests of Grindrod Shareholders. On 24 August 2022, TMI and the Company entered into a confidentiality agreement. On 25 August 2022, TMI delivered a non-binding letter of intent to the Company and TMI and the Company entered into an exclusivity agreement, which were filed together with the confidentiality agreement on 29 August 2022 by TMI as exhibits to the amendment to its Schedule 13D.
On 11 October 2022, TMI, the Offeror and the Company entered into the Implementation Agreement and on 12 October 2022 the Offer was announced.
Details of the above are set out in the Company's Schedule 14D-9 under the caption “Background and Reasons for the Company Board’s Recommendation”.
9.7.4	Offeror’s intention on the listing status of the Company
If entitled to do so, the Offeror had expressed its intention to exercise its right to compulsorily acquire all the Offer Shares of the Grindrod Shareholders who have not accepted the Offer. The Offeror may then proceed to delist the Company from the JSE and NASDAQ and terminate the registration of the Shares with the SEC.
Pursuant to Section 215(1) of the Companies Act, in the event that the Offeror acquires not less than 90% of the total number of Shares (other than those already held by the Offeror, its related corporations or their respective nominees as at the date of the Offer and excluding treasury shares), the Offeror will be entitled to, and as required under the Implementation Agreement, shall promptly exercise its right under Section 215(1) of the Companies Act to compulsorily acquire all the Offer Shares of the Grindrod Shareholders who have not accepted the Offer on the same terms as the Offer.
In addition, pursuant to Section 215(3) of the Companies Act, if the Offeror acquires such number of Shares which, together with the Shares held by it, its related corporations and their respective nominees, comprise 90% or more of the total number of Shares, the Grindrod Shareholders who have not accepted the Offer will have a right to require the Offeror to acquire their Shares at the Offer Price. Such Grindrod Shareholders who wish to exercise such a right are advised to seek their own independent legal advice.
PROVENANCE CAPITAL PTE. LTD.

Grindrod Shareholders should note that the delisting of the Shares from NASDAQ and the cancellation of the listing on the List maintained by the JSE would significantly reduce the liquidity and marketability of the Shares.
9.7.5	Financial projections of the Grindrod Group
As disclosed under the caption “Certain Prospective Financial Information” of Schedule 14D-9, in connection with the evaluation by the Company Board (except the Recused Director) of potential sale transactions involving the Company, Management had prepared financial projections of the Grindrod Group for the period from 2H2022 through 2026 (“Financial Projections”), and had provided such information to TMI, the Offeror and the Company’s financial advisor, Jefferies LLC, for their use and reliance in connection with its financial analyses and opinion in connection with the Offer as set out in Schedule 14D-9. A summary of the Financial Projections is disclosed in Schedule 14D-9 under the caption “Certain Prospective Financial Information”.
The key bases and assumptions underlying the Financial Projections as prepared by the Company are disclosed in Exhibit 5 of Annex C to Schedule 14D-9.
Under Rule 25 of the Singapore Code, the Financial Projections are treated as profit forecasts, and accordingly, such Financial Projections are required to be reported on by the auditors of the Company, namely Deloitte & Touche LLP (“Auditors”), under Rule 25.3(a) of the Singapore Code, and ourselves, as the IFA, under Rule 25.3(b) of the Singapore Code.
We note that on 21 October 2022, the SIC had waived the requirement under Rule 25.3(a) of the Singapore Code for the Auditors to report on the Financial Projections.
On our part, as required under Rule 25.3(b) of the Singapore Code, we have issued our opinion on the Financial Projections that they had been issued by the Company Board after due and careful enquiry as set out in our letter dated 28 October 2022, which is attached as Exhibit 4 of Annex C to Schedule 14D-9.
10.	EVALUATION OF THE TERMS OF THE AEO
10.1	Terms of the AEO
As at the Latest Practicable Date, based on information provided by the Company, there are 475,515 Outstanding Awards, pursuant to which 475,515 Company Forfeitable Shares are issuable at no cost to the FSA Holder.
Under the rules of the FSP, the Awards are not transferable by the FSA Holders. In view of this restriction, the Offeror will not make an offer to acquire the Awards. Instead, the Company and the Offeror have made the AEO to the FSA Holders on the terms set out in the AEO Letter. The key terms of the AEO are set out in Section 4 of this Letter, Schedule 14D-9 under the caption “Effect of the Offer and the Acquisition on Share Awards under the Forfeitable Share Plans─Generally” and in the Offer to Purchase. FSA Holders should read the terms and conditions set out in the AEO Letter dated 28 October 2022.
Under the terms of the AEO, FSA Holders can elect to either accept or reject the proposal in respect of all of their holdings of the Outstanding Awards.
It is pertinent to note that the whilst the AEO is conditional upon the Offer Conditions being satisfied (or to the extent permitted, waived) as at the Expiration Time of the Offer (as such expiration may be extended) and the occurrence of the Acceptance Time, the Offer will not be conditional upon acceptances received in relation to the AEO. The Offer and the AEO are separate and are mutually exclusive. The AEO does not form part of the Offer, and vice versa.
Accepting FSA Holder
FSA Holder who accepts the AEO would have consented to the cancellation of all his or her Outstanding Awards so vested and will be entitled to receive the FSA Payment, which is equivalent to the Offer Price per Share to be paid by the Offeror, and the Offeror would be issued such number of Shares which would otherwise have been issued to the FSA Holders pursuant to the vesting of the Awards.
Non-Accepting FSA Holder
FSA Holder who does not accept the AEO can take no action and let the AEO lapse. He or she would be entitled to be issued such number of Shares accruing to such Outstanding Awards, with such Shares to be delivered by the Company to such holder as promptly as practicable after the Acceptance Time.
PROVENANCE CAPITAL PTE. LTD.

Special Dividend
Subject to the occurrence of the Acceptance Time, each FSA Holder shall receive the Special Dividend Equivalent Payment of US$5.00 in respect of each Share which would have accrued on the Outstanding Awards held by such FSA Holder as at the Dividend Record Date, using cash provided by the Company.
10.2	Our evaluation of the AEO
We have in Section 9 of this Letter evaluated and assessed the financial terms of the Offer based on various key considerations, and have in Section 11 opined that overall, the financial terms of the Offer are fair and reasonable.
Based on the terms of the AEO, we are of the view that the financial terms of the AEO are fair and reasonable for the following key reasons:
(a)
The offer under the AEO is based on a “see-through” price, as FSA Holders would effectively receive the Transaction Value of US$26.00 for each Company Forfeitable Share, upon accepting the AEO, subject to the Offer Conditions being fulfilled, or to the extent permitted, waived. These Accepting FSA Holders would receive the equivalent Offer Price of US$21.00 (using the cash provided by the Offeror) and the equivalent Special Dividend of US$5.00 from the Company for each Outstanding Award held;

(b)
For Non-Accepting FSA Holders, they will be issued the Shares pursuant to the accelerated vesting of the Awards, and will be entitled to receive the Special Dividend Equivalent Payment from the Company as at the Dividend Record Date.

Hence, subject to and upon occurrence of the Acceptance Time, each FSA Holder shall be entitled to the Special Dividend Equivalent Payment in respect of each Share which would have accrued on his/her Outstanding Awards, irrespective of whether the FSA Holder accepts the AEO; and
(c)
With reference to point (a) above, in respect of Accepting FSA Holders, as the Offeror would be making payment to the Company of an amount equivalent to US$21.00 per Share, the Company will issue to the Offeror, such number of Shares which is equivalent to the number of Awards held by such Accepting FSA Holders.

Accordingly, we are of the opinion that the terms of the AEO are fair and reasonable, and advise the Company Board (except the Recused Director) to recommend FSA Holders to accept the AEO in respect of all their holdings of the Outstanding Awards.
11.	OUR RECOMMENDATION TO THE COMPANY BOARD (EXCEPT THE RECUSED DIRECTOR) ON THE OFFER
In arriving at our recommendation in respect of the Offer, we have taken into account, reviewed and deliberated on the following key considerations which we considered to be pertinent in our assessment of the Offer:
(a)	market quotation and trading activity of the Shares;
(b)	financial analysis of the Grindrod Group;
(c)	comparison of valuation statistics of selected U.S. listed companies which are broadly comparable with the Grindrod Group;
(d)	comparison with precedent takeover transactions of selected U.S. listed companies;
(e)	estimated value range of the Shares;
(f)	dividend track record of the Company and share repurchases in the market; and
(g)
other relevant considerations including the following: that the Offer is subject to various Offer Conditions, impact of the Special Dividend, the Offer is presently the only formal offer in cash and the Offeror’s intention on the listing status of the Company.

Based on our analysis and after having considered carefully the information available to us as at the Latest Practicable Date, overall, we are of the view that the financial terms of the Offer are fair and reasonable. Accordingly, we advise the Company Board (except the Recused Director) to recommend Grindrod Shareholders to ACCEPT the Offer.
PROVENANCE CAPITAL PTE. LTD.

Grindrod Shareholders who wish to realise their investments in the Company can choose to sell their Shares in the open market if they can obtain a price higher than the Offer Price (after deducting transaction costs).
Our recommendations to the Company Board (except the Recused Director) in relation to the Offer and the AEO should be considered in the context of the entirety of this Letter, Schedule 14D-9 and the AEO Letter.
In rendering our opinions and recommendations, we have not given regard to the specific investment objectives, financial situation, tax position, risk profiles or particular needs and constraints of any individual Grindrod Shareholder or FSA Holder. As each individual Grindrod Shareholder or FSA Holder may have different investment objectives and profiles, we would advise that any individual Grindrod Shareholder or FSA Holder who may require specific advice in relation to his investment objectives or portfolio should consult his legal, financial, tax or other professional adviser immediately in relation to the Offer or the AEO (as the case may be).
Our recommendations on the Offer and the AEO are addressed to the Company Board (except the Recused Director) for their benefit, in connection with and for the purposes of their consideration of the Offer and the AEO, and may not be used or relied on for any other purposes (other than for the purpose of the Offer and the AEO) without the prior written consent of Provenance Capital. The recommendation to be made by the Company Board (except the Recused Director) to Grindrod Shareholders in respect of the Offer and to the FSA Holders in respect of the AEO shall remain the responsibility of the Company Board (except the Recused Director).
This Letter is governed by, and construed in accordance with, the laws of Singapore, and is strictly limited to the matters stated herein and does not apply by implication to any other matter.
Yours faithfully
For and on behalf of
PROVENANCE CAPITAL PTE. LTD.
Wong Bee Eng
Chief Executive Officer
PROVENANCE CAPITAL PTE. LTD.